SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of September 2019

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

QUARTERLY BUSINESS REPORT

(For the period from January 1, 2019 to June 30, 2019)

THIS IS A SUMMARY IN ENGLISH OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE FINANCIAL SERVICES COMMISSION OF KOREA.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. NON-MATERIAL OR PREVIOUSLY DISCLOSED INFORMATION IS OMITTED OR ABRIDGED.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I. Company Overview

1. Name of the company: Korea Electric Power Corporation (KEPCO)

2. Information of the company

(Address) 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Phone number) 82-61-345-4213

(Website) http://www.kepco.co.kr

3. Major businesses

KEPCO, as the parent company, is engaged in the following activities:

•	development of electric power resources;

•	generation, transmission, transformation and distribution of electricity and other related activities;

•	research and development of technology related to the businesses mentioned above;

•	overseas business related to the businesses mentioned above;

•	investment or contributions related to the businesses mentioned above;

•	development and operation of certain real estate holdings; and

•	other businesses entrusted by the government.

Businesses operated by KEPCO’s major subsidiaries are as follows: nuclear power generation by Korea Hydro & Nuclear Power (KHNP), thermal power generation by Korea South-East Power (KOSEP), Korea Midland Power (KOMIPO), Korea Western Power (KOWEPO), Korea Southern Power (KOSPO) and Korea East-West Power (EWP), other businesses including engineering service by KEPCO Engineering & Construction (KEPCO E&C), maintenance and repair of power plants by KEPCO Plant Service & Engineering (KEPCO KPS), nuclear fuel processing by KEPCO Nuclear Fuel (KEPCO NF), IT service by KEPCO KDN, and other overseas businesses and related investments.

4. Consolidated subsidiaries

(As of June 30, 2019)

Domestic	Overseas	Total
39	75	114

5. Major changes in management

On March 4, 2019, Mr. Kim, Sung-Arm was appointed as a standing director in replacement of Mr. Moon, Bong-Soo, whose term of office expired.

6. Changes in major shareholders

On December 31, 2014, Korea Development Bank merged with Korea Finance Corporation, and became the largest shareholder of KEPCO.

7. Information regarding KEPCO shares

A.	Issued share capital: Won 3,210 billion (Authorized capital: Won 6 trillion)

B.	Total number of issued shares: 641,964,077

(Total number of shares authorized to for issuance: 1,200,000,000)

C.	Dividends: KEPCO did not pay any dividends for fiscal year of 2018. Dividend payments for fiscal year 2017 and 2016 were Won 790 and Won 1,980 per share respectively.

II. Business Overview

1. Consolidated financial results by segment for a six-month period ended June 30, 2019 and 2018

(In billions of Won)

	January to June 2018		January to June 2019
	Sales	Operating profit	Sales	Operating profit
Electricity sales	28,821	-2,140	28,243	-2,152
Nuclear generation	3,924	223	4,593	801
Thermal generation	13,008	1,071	11,796	301
Others(*)	1,613	161	1,631	181
Subtotal	47,366	-685	46,263	-869
Adjustment for related-party transactions	-18,323	-130	-17,944	-60

Total	29,043	-815	28,319	-929

•	The figures may not add up to the relevant total numbers due to rounding.

(*)	Others relate to subsidiaries including KEPCO E&C, KEPCO KPS, KEPCO NF and KEPCO KDN, among others.

2. Changes in unit prices of major products

(In Won per kWh)

Business sector		Company	January to June 2018	January to June 2019
Electricity sold	Residential	KEPCO	107.09	105.90
	Commercial		125.83	126.73
	Educational		99.71	99.61
	Industrial		104.24	103.96
	Agricultural		47.95	48.05
	Street lighting		114.60	114.57
	Overnight usage		67.88	67.42

Electricity from nuclear generation	Nuclear Generation	KHNP	64.07	57.76

Electricity from thermal generation	Thermal generation	KOSEP	92.34	100.84
		KOMIPO	97.02	104.6
		KOWEPO	97.40	100.84
		KOSPO	99.10	106.87
		EWP	98.01	99.53

3. Power purchase from generation companies for a six-month period ended June 30, 2019

Company	Volume (GWh)	Expense (In billions of Won)
KHNP	78,202	4,507
KOSEP	27,905	2,561
KOMIPO	18,133	1,889
KOWEPO	18,953	1,906
KOSPO	23,923	2,557
EWP	24,572	2,442
Others	75,490	8,786

Total	267,178	24,648

•	Based on preliminary adjusted estimates and excluding expense related to the renewable portfolio standard provisions and carbon emissions.

4. Intellectual property as of June 30, 2019

	Patents		Utility models	Designs	Trademarks		Total
	Domestic	Overseas			Domestic	Overseas
KEPCO	2,236	243	60	76	103	47	2,765
Consolidated subsidiaries	4,078	487	737	132	288	26	5,748

Total	6,314	730	797	208	391	73	8,513

III. Financial Information

1. Condensed consolidated financial results as of and for a six-month period ended June 30, 2018 and 2019

(In billions of Won)

Consolidated statements of comprehensive income				Consolidated statements of financial position
	January to June 2018	January to June 2019	Change (%)		December 31, 2018	June 30, 2019	Change (%)
Sales	29,043	28,319	-2.5	Total assets	185,249	192,691	4.0
Operating profit	-815	-929	-14.0	Total liabilities	114,156	122,900	7.7
Net income	-1,169	-1,173	-0.4	Total equity	71,093	69,791	-1.8

2. Condensed separate financial results as of and for a six-month period ended June 30, 2018 and 2019

(In billions of Won)

Separate statements of comprehensive income				Separate statements of financial position
	January to June 2018	January to June 2019	Change (%)		December 31, 2018	June 30, 2019	Change (%)
Sales	28,821	28,243	-2.0	Total assets	107,486	108,338	0.8
Operating profit	-2,140	-2,152	-0.5	Total liabilities	53,404	55,865	4.6
Net income	-1,046	-1,524	-45.7	Total equity	54,082	52,473	-3.0

IV. Board of Directors (KEPCO Only)

1. The board of directors is required to consist of not more than 15 directors including the president. Under our Articles of Incorporation, there may not be more than seven standing directors including the president, and more than eight non-standing directors. The number of non-standing directors must exceed the number of standing directors, including our president.

*	The Audit Committee consists of one standing director and two non-standing directors.

2. Board meetings and agendas for a six-month period ended June 30, 2019

Number of meetings	Number of agendas	Classification
		Resolutions	Reports
7	25	20	5

*	The audit committee held 6 meetings with 26 agendas (of which, 15 were approved as proposed and 11 were accepted as reported).

3. Major activities of the Board of Directors

Date	Agenda	Results	Type

January 23, 2019	Approval to close the shareholders’ registry for extraordinary general meeting of shareholders	Approved as proposed	Resolution
	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2019	Approved as proposed	Resolution

February 22, 2019	Approval to call for the annual general meeting of shareholders for the fiscal year 2018	Approved as proposed	Resolution

	Approval of amendment to the regulations on internal control over financial reporting	Approved as proposed	Resolution

	Approval of consolidated and separate financial statements for the fiscal year 2018	Approved as proposed	Resolution

	Approval of the maximum aggregate amount of remuneration for directors in 2019	Approved as proposed	Resolution

	Report on the annual management of commercial papers in 2018	Accepted as reported	Report

	Report on internal control over financial reporting for the fiscal year 2018	Accepted as reported	Report

	Report on the evaluation of internal control over financial reporting for the fiscal year 2018	Accepted as reported	Report

	Report on audit results for 2018	Accepted as reported	Report

March 15, 2019	Approval of establishment of and contribution to subsidiaries for meter-reading and security services to transition non-permanent workers to permanent positions	Approved as proposed	Resolution
	Approval to consign contract administration regarding construction of distribution facilities to Public Procurement Service	Approved as proposed	Resolution

Date	Agenda	Results	Type

April 12, 2019	Approval of personnel increase	Approved as proposed	Resolution

	Approval of amendment to the Rules on Employment	Approved as proposed	Resolution

	Approval of amendment to the Regulations for Employee Remuneration and Welfare	Approved as proposed	Resolution

May 17, 2019	Approval of amendment to the construction plan of the flagship electronic vehicles charging station	Approved as proposed	Resolution
	Approval of liquidation of Ulleungdo Natural Energy Co., Ltd.	Approved as proposed	Resolution
	Report on audit results for the first quarter of 2019	Accepted as reported	Report

June 21, 2019	Approval of amendment to the Electricity Usage Agreement	Deferred	Resolution

	Approval of amendment to the Regulations Concerning the Board of Directors	Approved as proposed	Resolution

	Approval of the mid-to-long term financial management plan (2019-2023)	Approved as proposed	Resolution

	Approval of the safety management plan of 2019	Approved as proposed	Resolution

	Approval to consign contract administration of ICT Planning Department to Public Procurement Service	Approved as proposed	Resolution

June 28, 2019	Approval of amendment to the Electricity Usage Agreement	Approved as proposed	Resolution
	Approval of amendment to the electricity tariff system	Approved as proposed	Resolution

*	The agenda for the proposed approval of amendment to the Electricity Usage Agreement on June 21, 2019 was deferred, as the directors requested to have further discussion on this matter.

4. Attendance Status of Non-standing directors

Date	Agenda	Kim, Chang- Joon	Yang, Bong- Ryull	Kim, Jwa- Kwan	Jung, Yeon- Gil	Noh, Geum- Sun	Choi, Seung- Kook	Park, Cheol- Su	Kim, Tai-Yoo
January 23, 2019	Approval to close the shareholders’ registry for extraordinary general meeting of shareholders	For	For	Absent	For	For	Absent	For	For
	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2019	For	For	Absent	For	For	Absent	For	For
February 22, 2019	Approval to call for the annual general meeting of shareholders for the fiscal year 2018	For	For	For	For	For	For	For	For
	Approval of amendment to the regulations on internal control over financial reporting	For	For	For	For	For	For	For	For
	Approval of consolidated and separate financial statements for the fiscal year 2018	For	For	For	For	For	For	For	For
	Approval of the maximum aggregate amount of remuneration for directors in 2019	For	For	For	For	For	For	For	For
	Report on the annual management of commercial papers in 2018	Agenda for Report
	Report on internal control over financial reporting for the fiscal year 2018	Agenda for Report
	Report on the evaluation of internal control over financial reporting for the fiscal year 2018	Agenda for Report
	Report on audit results for 2018	Agenda for Report
March 15, 2019	Approval of establishment of and contribution to subsidiaries for meter-reading and security services to transition non-permanent workers to permanent positions	For	For	For	For	For	For	For	For
	Approval to consign contract administration regarding construction of distribution facilities to Public Procurement Service	For	For	For	For	For	For	For	For
April 12, 2019	Approval of personnel increase	For	For	For	For	For	For	For	For
	Approval of amendment to the Rules on Employment	For	For	For	For	For	For	For	For
	Approval of amendment to the Regulations for Employee Remuneration and Welfare	For	For	For	For	For	For	For	For
May 17, 2019	Approval of amendment to the construction plan of the flagship electronic vehicles charging station	For	For	For	For	For	For	For	For
	Approval of liquidation of Ulleungdo Natural Energy Co., Ltd.	For	For	For	For	For	For	For	For
	Report on audit results for the first quarter of 2019	Agenda for Report

June 21, 2019	Approval of amendment to the Electricity Usage Agreement	deferred	deferred	deferred	deferred	deferred	deferred	deferred	deferred
	Approval of amendment to the Regulations Concerning the Board of Directors	For	For	For	For	For	For	For	For
	Approval of the mid-to-long term financial management plan (2019-2023)	For	For	For	For	For	For	For	For
	Approval of the safety management plan of 2019	For	For	For	For	For	For	For	For
	Approval to consign contract administration of ICT Planning Department to Public Procurement Service	For	For	For	For	For	For	For	For
June 28, 2019	Approval of amendment to the Electricity Usage Agreement	—	—	—	—	—	—	—	—
	Approval of amendment to the electricity tariff system	For	For	For	For	For	For	For	For
	Attendance Rate	100%	100%	85.7%	100%	100%	85.7%	100%	100%

*

Individual director’s vote results regarding the proposed approval of amendment to the Electricity Usage Agreement on June 28, 2019 are not disclosed, pending confirmation of the facts regarding a criminal complaint and a derivative lawsuit by the minority shareholders of KEPCO, alleging breach of fiduciary duty with respect to KEPCO’s amendment to the electricity tariff system.

5. Attendance Status of Standing directors

Date	Agenda	JongKap KIM	Lee, Jung-Hee	Kim, Hoe- Chun	Kim, Dong- Sub	Park, Hyung- Duck	Lim, Hyun- Seung	Kim, Sung- Arm
January 23, 2019	Approval to close the shareholders’ registry for extraordinary general meeting of shareholders	Absent	For	For	For	For	Absent	Before Appointment
	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2019	Absent	For	For	For	For	Absent
February 22, 2019	Approval to call for the annual general meeting of shareholders for the fiscal year 2018	For	For	For	For	For	For
	Approval of amendment to the regulations on internal control over financial reporting	For	For	For	For	For	For
	Approval of consolidated and separate financial statements for the fiscal year 2018	For	For	For	For	For	For
	Approval of the maximum aggregate amount of remuneration for directors in 2019	For	For	For	For	For	For	Before Appointment
	Report on the annual management of commercial papers in 2018	Agenda for Report
	Report on internal control over financial reporting for the fiscal year 2018	Agenda for Report
	Report on the evaluation of internal control over financial reporting for the fiscal year 2018	Agenda for Report
	Report on audit results for 2018	Agenda for Report
March 15, 2019	Approval of establishment of and contribution to subsidiaries for meter-reading and security services to transition non-permanent workers to permanent positions	For	For	For	For	For	For	Absent
	Approval to consign contract administration regarding construction of distribution facilities to Public Procurement Service	For	For	For	For	For	For	Absent
April 12, 2019	Approval of personnel increase	For	For	For	For	For	For	For
	Approval of amendment to the Rules on Employment	For	For	For	For	For	For	For
	Approval of amendment to the Regulations for Employee Remuneration and Welfare	For	For	For	For	For	For	For
May 17, 2019	Approval of amendment to the construction plan of the flagship electronic vehicles charging station	For	For	For	For	For	For	For
	Approval of liquidation of Ulleungdo Natural Energy Co., Ltd.	For	For	For	For	For	For	For
	Report on audit results for the first quarter of 2019	Agenda for Report
June 21, 2019	Approval of amendment to the Electricity Usage Agreement	deferred	deferred	deferred	deferred	deferred	deferred	deferred
	Approval of amendment to the Regulations Concerning the Board of Directors	For	For	For	For	For	For	For
	Approval of the mid-to-long term financial management plan (2019-2023)	For	For	For	For	For	For	For
	Approval of the safety management plan of 2019	For	For	For	For	For	For	For
	Approval to consign contract administration of ICT Planning Department to Public Procurement Service	For	For	For	For	For	For	For
June 28, 2019	Approval of amendment to the Electricity Usage Agreement	—	—	—	—	—	—	—
	Approval of amendment to the electricity tariff system	For	For	For	For	For	For	For
	Attendance Rate	85.7%	100%	100%	100%	100%	85.7%	80%

*

Individual director’s vote results regarding the proposed approval of amendment to the Electricity Usage Agreement on June 28, 2019 are not disclosed, pending confirmation of the facts regarding a criminal complaint and a derivative lawsuit by the minority shareholders of KEPCO, alleging breach of fiduciary duty with respect to KEPCO’s amendment to the electricity tariff system.

6. Major activities of the Audit Committee

Date	Agenda	Results	Type
January 18, 2019	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
February 22, 2019	Approval of amendment to the guidelines for the handling of whistleblowing report and protection of whistleblowers	Approved as proposed	Resolution
	Approval of Audit plans for 2019	Approved as proposed	Resolution
	Approval of amendment to the regulations on internal control over financial reporting	Approved as proposed	Resolution
	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed	Resolution
	Approval of investigation result on the agendas for the extraordinary general meeting of shareholders	Approved as proposed	Resolution
	Report on internal control over financial reporting for the fiscal year 2018	Accepted as reported	Report
	Report on the evaluation on internal control over financial reporting for the fiscal year 2018	Accepted as reported	Report
	Report on audit results for fiscal year 2018	Accepted as reported	Report
	Report on education plans for auditors in 2019	Accepted as reported	Report
March 15, 2019	Approval of investigation result on the agendas for the annual general meeting of shareholders	Approved as proposed	Resolution
	Approval of auditor’s report for the annual general meeting of shareholders	Approved as proposed	Resolution
	Approval of amendment to guidelines for internal audit regulations and guideline for practice for KEPCO executives and staff members	Approved as proposed	Resolution
	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
	Report on audit results by the independent auditor for the consolidated and separate financial statements for the fiscal year 2018	Accepted as reported	Report
April 12, 2019	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed	Resolution
	Report on the Form 20-F for the fiscal year 2018 to be filed with the U.S. Securities and Exchange Commission	Accepted as reported	Report
	Auditor’s report for the fiscal year 2018 in accordance with U.S. accounting principles	Accepted as reported	Report
May 17, 2019	Approval of amendment to the guidelines for disciplinary actions	Approved as proposed	Resolution
	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed	Resolution
	Report on the new accounting policy according to the amendments of IFRS16 Leases	Accepted as reported	Report
	Report on audit results for the first quarter of 2019	Accepted as reported	Report
	Auditor’s review report for the first quarter of 2019	Accepted as reported	Report
June 21, 2019	Approval of amendment to the guidelines for immunity of proactive performance	Approved as proposed	Resolution
	Independent auditor’s report on the audit plans for the fiscal year 2019	Accepted as reported	Report

*

The audit department, organized under the supervision of the Audit Committee, conducts internal audit over the entire company and takes administrative measures as appropriate in accordance with relevant internal regulations. KEPCO’s District Divisions and Branch Offices also have separate audit teams which conduct internal inspections with respect to the relevant divisions or offices.

7. Attendance Status of the Audit Committee

Date	Agenda	Noh, Geum-Sun	Jung, Yeon-Gil	Lee, Jung-Hee
January 18, 2019	Approval of appointment of independent auditors of subsidiaries	For	For	For
February 22, 2019	Approval of amendments to the guidelines for the handling of whistleblowing report and protection of whistleblowers	For	For	For
	Approval of Audit plans for 2019	For	For	For
	Approval of amendment to the regulations on internal control over financial reporting	For	For	For
	Prior approval for non-audit service for subsidiaries by the independent auditor	For	For	For
	Approval of investigation result on the agendas for the extraordinary general meeting of shareholders	For	For	For
	Report on internal control over financial reporting for the fiscal year 2018	For	For	For
	Report on the evaluation on internal control over financial reporting for the fiscal year 2018	For	For	For
	Report on the audit result for fiscal year 2018	For	For	For
	Report on education plans for auditors in 2019	For	For	For
March 15, 2019	Approval of investigation result on the agendas for the annual general meeting of shareholders	For	For	For
	Approval of auditor’s report for the annual general meeting of shareholders	For	For	For
	Approval of amendments to guidelines for internal audit regulations and guideline for practice for KEPCO executives and staff members	For	For	For
	Approval of appointment of independent auditors of subsidiaries	For	For	For
	Report on the auditing results by the independent auditor for the consolidated and separate financial statements for the fiscal year 2018	For	For	For
April 12, 2019	Approval of appointment of independent auditors of subsidiaries	For	For	For
	Prior approval for non-audit service for subsidiaries by the independent auditor	For	For	For
	Report on the Form 20-F for the fiscal year 2018 to be filed with the U.S. Securities and Exchange Commission	For	For	For
	Auditor’s report for the fiscal year 2018 in accordance with U.S. accounting principles	For	For	For
May 17, 2019	Approval of amendment to the guidelines for disciplinary actions	For	For	For
	Prior approval for non-audit service for subsidiaries by the independent auditor	For	For	For
	Report on the new accounting policy according to the amendments of IFRS16 Leases	For	For	For
	Report on audit results for the first quarter of 2019	For	For	For
	Auditor’s review report for the first quarter of 2019	For	For	For
June 21, 2019	Approval of amendment to the guidelines for immunity of proactive performance	For	Absent	For
	Independent auditor’s report on the audit plans for the fiscal year 2019	For	Absent	For
Attendance Rate		100%	83.3%	100%

V. Shareholders

1. List of shareholders as of February 7, 2019

		Number of shareholders	Shares owned	Percentage of total (%)
Government of the Republic of Korea		1	116,841,794	18.20
Korea Development Bank		1	211,235,264	32.90
Subtotal		2	328,077,058	51.10
National Pension Service		1	46,063,396	7.18
Public (Non-Koreans)	Common Shares	1,215	151,719,934	23.63
	American depositary shares (ADS)	1	28,144,998	4.39
Public (Koreans)		416,981	87,958,691	13.70

Total		418,200	641,964,077	100.00

•	Percentages are based on issued shares of common stock.

•	All of our shareholder have equal voting rights.

•	Citibank, N.A. is our depositary bank and each ADS represents one-half of one share of our common stock.

VI. Directors and employees as of and for a six-month period ended June 30, 2019 (KEPCO Only)

1. Directors

(In thousands of Won)

Type		Number of directors	Total remuneration	Average remuneration per person	Remarks
Standing director		6	668,715	111,452	Excluding the members of Audit Committee
Non-standing director		6	90,000	15,000
Member of Audit Committee	Standing director	1	94,714	94,714
	Non-standing director	2	30,000	15,000

Total		15	883,429	58,895

2. Employees

(In thousands of Won)

Type	Number of employees			Average continuous service year	Total salaries	Average salaries per person
	Regular	Non- regular	Total
Male	17,708	109	17,817	16.6	780,206,836	43,790
Female	4,425	80	4,505	13.5	158,155,978	35,107

Total	22,133	189	22,322	16.0	938,362,814	42,038

VII. Other Information Necessary for the Protection of Investors

1. Summary of shareholder’s meetings for a six-month period ended June 30, 2019

Type	Agenda	Results
Extraordinary General Meeting held on March 4, 2019	Election of a Standing Director	Approved as proposed

Annual General Meeting held on March 22, 2019	Approval of financial statements for the fiscal year 2018	Approved as proposed
	Approval of the maximum aggregate amount of remuneration for directors in 2019	Approved as proposed

2. Pending legal proceedings as of June 30, 2019

(In billions of Won)

Type	Number of lawsuits	Amount claimed
Lawsuits where KEPCO and its subsidiaries are engaged as the defendants	598	606
Lawsuits where KEPCO and its subsidiaries are engaged as the plaintiffs	206	748

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Kab-soon
Name:	Kim, Kab-soon
Title:	Vice President

Date: September 11, 2019

KOREA ELECTRIC POWER CORPORATION

AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(With Independent Auditor’s Review Report Thereon)

Independent Auditor’s Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

Korea Electric Power Corporation:

Report on Review of Consolidated Interim Financial Statements

We have reviewed the accompanying consolidated interim financial statements of Korea Electric Power Corporation and its subsidiaries (the “Group”), which comprise the consolidated interim statements of financial position as of June 30, 2019, the consolidated interim statements of comprehensive income (loss) for the three and six-month period ended June 30, 2019, consolidated interim statements of changes in equity and consolidated interim statements of cash flows for the six-month period ended June 30, 2019 and the notes to the accompanying consolidated interim financial statement, including a summary of significant accounting policies.

Management’s Responsibility for the Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“KIFRS”) 1034 ‘Interim Financial Reporting’ and for such internal control as management determines is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Review Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review. We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea (“KGAAS”) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements are not prepared, in all material respects, in accordance with KIFRS 1034 ‘Interim Financial Reporting’.

Other Matters

The consolidated interim statements of comprehensive income for the three and six-month periods ended June 30, 2018, consolidated interim statements of changes in equity and consolidated interim statements of cash flows for the six-month period ended June 30, 2018, prepared in accordance with KIFRS 1034 and presented for comparative purpose, have been reviewed by KPMG Samjong Accounting Corp. whose review report dated August 14, 2018 expressed an unqualified review conclusion.

Moreover, the consolidated statement of financial position as of December 31, 2018, and the related consolidated statement of comprehensive income (loss), consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended which have been audited by KPMG Samjong Accounting Corp., in accordance with KGAAS (not presented herein), whose report dated March 11, 2019 expressed an unqualified opinion. The accompanying consolidated statement of financial position as of December 31, 2018 presented for comparative purpose is not different, in all material respects, from the above audited consolidated statement of financial position.

August 14, 2019

This review report is effective as of August 14, 2019, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the independent auditor’s review report date to the time this review report is used. Such events and circumstances could significantly affect the accompanying consolidated interim financial statements and may result in modification to this review report.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of June 30, 2019 and December 31, 2018

(Unaudited)

In millions of won	Note		June 30, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	5,6,7,45	~~W~~	1,308,117	1,358,345
Current financial assets, net	5,6,9,11,12,13,45		3,746,955	2,359,895
Trade and other receivables, net	5,8,15,21,45,46,47		7,072,423	7,793,592
Inventories, net	14		6,752,920	7,188,253
Income tax refund receivables			25,964	143,214
Current non-financial assets	16		1,204,765	878,888
Assets held-for-sale	17,42		5,375	22,881

Total current assets			20,116,519	19,745,068

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,13,45		2,349,918	2,113,613
Non-current trade and other receivables, net	5,8,15,45,46,47		1,754,704	1,819,845
Property, plant and equipment, net	19,25,28,49		159,165,892	152,743,194
Investment properties, net	20,28		179,337	159,559
Goodwill	17		2,582	2,582
Intangible assets other than goodwill, net	22,28,46		1,460,319	1,225,942
Investments in associates	4,18		4,102,360	4,064,820
Investments in joint ventures	4,18		1,878,086	1,813,525
Deferred tax assets			1,336,034	1,233,761
Non-current non-financial assets	16		345,012	327,152

Total non-current assets			172,574,244	165,503,993

Total Assets	4	~~W~~	192,690,763	185,249,061

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Financial Position, Continued

As of June 30, 2019 and December 31, 2018

(Unaudited)

In millions of won	Note		June 30, 2019	December 31, 2018
Liabilities
Current liabilities
Trade and other payables, net	5,23,25,45,47	~~W~~	5,767,818	6,405,395
Current financial liabilities, net	5,12,24,45,47		10,236,990	7,981,879
Income tax payables			411,449	285,420
Current non-financial liabilities	21,29,30		5,801,348	5,574,041
Current provisions	27,45		1,787,299	1,594,798

Total current liabilities			24,004,904	21,841,533

Non-current liabilities
Non-current trade and other payables, net	5,23,25,45,47		7,091,807	2,941,696
Non-current financial liabilities, net	5,12,24,45,47		55,462,245	53,364,911
Non-current non-financial liabilities	29,30		8,362,767	8,160,033
Employee benefits liabilities, net	26,45		2,138,424	1,645,069
Deferred tax liabilities			8,916,814	9,617,309
Non-current provisions	27,45		16,922,566	16,585,748

Total non-current liabilities			98,894,623	92,314,766

Total Liabilities	4	~~W~~	122,899,527	114,156,299

Equity

Contributed capital	1,31,45
Share capital		~~W~~	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578

Retained earnings	32
Legal reserves			1,604,910	1,604,910
Voluntary reserves			34,785,425	35,906,267
Unappropriated retained earnings			13,717,315	14,007,942

			50,107,650	51,519,119

Other components of equity	34
Other capital surplus			1,226,825	1,234,825
Accumulated other comprehensive loss			(263,933)	(358,570)
Other equity			13,294,973	13,294,973

			14,257,865	14,171,228

Equity attributable to owners of the controlling company			68,419,093	69,743,925
Non-controlling interests	17, 33		1,372,143	1,348,837

Total Equity		~~W~~	69,791,236	71,092,762

Total Liabilities and Equity		~~W~~	192,690,763	185,249,061

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Loss)

For the three and six-month periods ended June 30, 2019 and 2018

(Unaudited)

In millions of won, except per share information			June 30, 2019		June 30, 2018
	Note		Three-month period ended	Six-month period ended	Three-month period ended	Six-month period ended
Sales	4,35,45,47
Sales of goods		~~W~~	12,551,869	27,305,880	12,654,829	27,712,806
Sales of services			85,538	180,417	73,116	147,282
Sales of construction services	21		287,661	543,715	424,433	874,594
Revenue related to transfer of assets from customers			145,906	289,366	184,780	308,521

			13,070,974	28,319,378	13,337,158	29,043,203

Cost of sales	14,26,43,47
Cost of sales of goods			(12,293,502)	(27,184,671)	(12,877,486)	(27,565,223)
Cost of sales of services			(161,500)	(285,223)	(121,697)	(234,089)
Cost of sales of construction services			(257,356)	(494,372)	(380,634)	(804,471)

			(12,712,358)	(27,964,266)	(13,379,817)	(28,603,783)

Gross profit (loss)			358,616	355,112	(42,659)	439,420
Selling and administrative expenses	26,36,43,47		(657,275)	(1,283,651)	(644,459)	(1,254,151)

Operating loss	4		(298,659)	(928,539)	(687,118)	(814,731)
Other non-operating income	37		95,454	171,157	93,826	178,652
Other non-operating expense	37		(35,795)	(51,138)	(80,619)	(97,521)
Other gains (losses), net	38		(58,392)	(68,676)	(685,328)	(631,273)
Finance income	5,12,39		348,350	649,525	837,163	568,182
Finance expenses	5,12,40		(816,592)	(1,514,968)	(1,249,024)	(1,437,685)
Profit (loss) related to associates, joint ventures and subsidiaries	4,18
Share in profit of associates and joint ventures			61,152	266,884	91,048	352,629
Gain on disposal of investments in associates and joint ventures			2,863	9,064	—	—
Gain on disposal of investments in subsidiaries			—	—	3	3
Share in loss of associates and joint ventures			(48,517)	(79,060)	(19,952)	(78,502)
Loss on disposal of investments in associates and joint ventures			—	(2)	—	(2,184)

			15,498	196,886	71,099	271,946

Loss before income tax			(750,136)	(1,545,753)	(1,700,001)	(1,962,430)
Income tax expense (benefit)	41		(337,958)	(372,419)	(781,410)	(793,372)

Loss for the period		~~W~~	(412,178)	(1,173,334)	(918,591)	(1,169,058)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Loss), Continued

For the three and six-month periods ended June 30, 2019 and 2018

(Unaudited)

In millions of won, except per share information			June 30, 2019		June 30, 2018
	Note		Three-month period ended	Six-month period ended	Three-month period ended	Six-month period ended
Other comprehensive income (loss)	5,12,26,32,34
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax	26,32	~~W~~	(88,261)	(186,023)	(48,458)	(56,542)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax	34		(654)	(448)	3,499	8,909
Net change in fair value of equity investments at fair value through other comprehensive loss	34		(19,334)	(463)	(25,626)	(6,544)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax	5,12,34		9,293	14,556	(14,040)	(34,788)
Foreign currency translation of foreign operations, net of tax	34		36,041	60,278	53,764	36,325
Share in other comprehensive income of associates and joint ventures, net of tax	34		8,424	35,704	43,680	93,959

Other comprehensive income (loss), net of tax			(54,491)	(76,396)	12,819	41,319

Total comprehensive income (loss) for the period		~~W~~	(466,669)	(1,249,730)	(905,772)	(1,127,739)

Profit (loss) attributable to:
Owners of the controlling company	44	~~W~~	(447,546)	(1,235,344)	(949,219)	(1,226,489)
Non-controlling interests			35,368	62,010	30,628	57,431

		~~W~~	(412,178)	(1,173,334)	(918,591)	(1,169,058)

Total comprehensive income (loss) attributable to:
Owners of the controlling company		~~W~~	(504,129)	(1,316,832)	(950,697)	(1,196,851)
Non-controlling interests			37,460	67,102	44,925	69,112

		~~W~~	(466,669)	(1,249,730)	(905,772)	(1,127,739)

Loss per share (in won)	44
Basic and diluted loss per share		~~W~~	(697)	(1,924)	(1,479)	(1,911)

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

In millions of won		Equity attributable to owners of the controlling company				Non- controlling interests
		Contributed capital	Retained earnings	Other components of equity	Subtotal		Total equity
Balance at January 1, 2018	~~W~~	4,053,578	53,370,558	14,257,309	71,681,445	1,283,196	72,964,641
Effect of change in accounting policy		—	71,928	(76,851)	(4,923)	—	(4,923)
Adjusted balance at January 1, 2018		4,053,578	53,442,486	14,180,458	71,676,522	1,283,196	72,959,718
Total comprehensive income (loss) for the period
Net profit (loss) for the period		—	(1,226,489)	—	(1,226,489)	57,431	(1,169,058)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	(51,263)	—	(51,263)	(5,279)	(56,542)
Share in other comprehensive income of associates and joint ventures, net of tax		—	8,900	—	8,900	9	8,909
Net change in fair value of equity investments at fair value through other comprehensive loss		—	—	(6,544)	(6,544)	—	(6,544)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(35,032)	(35,032)	244	(34,788)
Foreign currency translation of foreign operations, net of tax		—	—	19,616	19,616	16,709	36,325
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	93,961	93,961	(2)	93,959
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(507,152)	—	(507,152)	(49,637)	(556,789)
Issuance of shares of capital by subsidiaries and others		—	—	22	22	9,825	9,847
Changes in consolidation scope		—	—	—	—	46	46
Dividends paid (hybrid securities)		—	—	—	—	(6,692)	(6,692)

Balance at June 30, 2018	~~W~~	4,053,578	51,666,482	14,252,481	69,972,541	1,305,850	71,278,391

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

In millions of won		Equity attributable to owners of the controlling company				Non- controlling interests
		Contributed capital	Retained earnings	Other components of equity	Subtotal		Total equity
Balance at January 1, 2019	~~W~~	4,053,578	51,519,119	14,171,228	69,743,925	1,348,837	71,092,762
Total comprehensive income (loss) for the period
Net profit (loss) for the period		—	(1,235,344)	—	(1,235,344)	62,010	(1,173,334)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	(174,173)	—	(174,173)	(11,850)	(186,023)
Share in other comprehensive loss of associates and joint ventures, net of tax		—	(448)	—	(448)	—	(448)
Net change in fair value of equity investments at fair value through other comprehensive loss		—	—	(463)	(463)	—	(463)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	14,269	14,269	287	14,556
Foreign currency translation of foreign operations, net of tax		—	—	43,626	43,626	16,652	60,278
Share in other comprehensive income of associates and joint ventures, net of tax		—	—	35,701	35,701	3	35,704
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	—	—	—	(70,152)	(70,152)
Issuance of shares of capital by subsidiaries and others		—	—	(7,859)	(7,859)	10,358	2,499
Transactions between consolidated entities		—	—	(141)	(141)	3,054	2,913
Changes in consolidation scope		—	—	—	—	19,636	19,636
Dividends paid (hybrid bond)		—	—	—	—	(6,692)	(6,692)
Others		—	(1,504)	1,504	—	—	—

Balance at June 30, 2019	~~W~~	4,053,578	50,107,650	14,257,865	68,419,093	1,372,143	69,791,236

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

In millions of won		June 30, 2019	June 30, 2018
Cash flows from operating activities
Loss for the period	~~W~~	(1,173,334)	(1,169,058)
Adjustments to reconcile net loss to net cash provided by operating activities:
Income tax expense (benefit)		(372,419)	(793,372)
Depreciation		5,307,622	4,988,819
Amortization		82,395	59,688
Employee benefit expense		193,062	173,048
Bad debt expense		20,460	29,521
Interest expense		1,016,529	927,308
Loss on sale of financial assets		261	—
Loss on disposal of property, plant and equipment		26,747	13,400
Loss on abandonment of property, plant, and equipment		184,205	233,856
Loss on impairment of property, plant, and equipment		29,685	701,317
Loss on disposal of intangible assets		61,696	6
Increase to provisions		457,678	542,417
Loss on foreign currency translation, net		388,954	369,673
Gain on valuation of financial assets at fair value through profit or loss		(8,391)	—
Loss on valuation of financial assets at fair value through profit or loss		296	3,410
Valuation and transaction loss (gain) on derivative instruments, net		(359,945)	(300,723)
Share in income of associates and joint ventures, net		(187,824)	(274,127)
Gain on sale of financial assets		(964)	(672)
Gain on disposal of property, plant and equipment		(29,187)	(26,363)
Gain on disposal of intangible assets		(97)	(3)
Gain on disposal of associates and joint ventures		(9,064)	—
Loss on disposal of associates and joint ventures		2	2,184
Gain on disposal of subsidiaries		—	(3)
Interest income		(124,579)	(108,116)
Dividend income		(3,740)	(11,811)
Others, net		4,769	9,959

		6,678,151	6,539,416

Changes in working capital:
Trade receivables		881,127	933,188
Non-trade receivables		377,035	321,307
Accrued income		208,177	150,648
Other receivables		38,972	(4,090)
Other current assets		(245,379)	(623,356)
Inventories		(275,220)	(789,441)
Other non-current assets		160,292	(95,683)
Trade payables		(1,430,773)	(468,209)
Non-trade payables		122,495	16,023
Accrued expenses		(444,200)	(144,505)
Other payables		(320)	—
Other current liabilities		252,250	302,413
Other non-current liabilities		246,205	147,116
Investments in associates and joint ventures (dividends received)		166,267	99,744
Provisions		(836,864)	(616,197)
Payments of employee benefit obligations		(29,153)	(41,533)
Plan assets		(270)	(234)

		(809,359)	(812,809)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

In millions of won		June 30, 2019	June 30, 2018
Cash generated from operating activities	~~W~~	4,695,458	4,557,549
Dividends received (financial assets at fair value through other comprehensive income)		3,740	10,753
Interest paid		(1,001,541)	(916,445)
Interest received		74,784	86,117
Income taxes paid		(110,575)	(313,566)

Net cash provided by operating activities		3,661,866	3,424,408

Cash flows from investing activities
Acquisition of associates and joint ventures		(58,733)	(173,329)
Proceeds from disposals of property, plant and equipment		189,701	45,100
Acquisition of property, plant and equipment		(5,973,013)	(6,627,788)
Proceeds from disposals of intangible assets		261	3
Acquisition of intangible assets		(156,095)	(46,838)
Proceeds from disposals of financial assets		1,303,298	1,039,063
Acquisition of financial assets		(2,618,226)	(2,234,051)
Increase in loans		(138,622)	(119,495)
Collection of loans		80,497	58,879
Increase in deposits		(130,139)	(312,832)
Decrease in deposits		132,868	173,221
Proceeds from disposals of assets held-for-sale		779	17,316
Receipt of government grants		7,435	15,007
Use of government grants		(18)	—
Net cash inflow (outflow) from changes in consolidation scope		(2,106)	31
Other cash outflow from investing activities, net		(64,906)	(22,497)

Net cash used in investing activities		(7,427,019)	(8,188,210)

Cash flows from financing activities
Proceeds from short-term borrowings, net		849,287	2,959,867
Proceeds from long-term borrowings and debt securities		6,999,686	6,581,460
Repayment of long-term borrowings and debt securities		(3,827,361)	(4,151,914)
Payment of finance lease liabilities		(264,809)	(67,687)
Settlement of derivative instruments, net		36,252	199
Change in non-controlling interest		5,203	9,886
Dividends paid (hybrid bond)		(6,692)	(8,829)
Dividends paid		(70,955)	(556,789)
Other cash outflow from financing activities, net		—	(87)

Net cash provided by financing activities		3,720,611	4,766,106

Net increase (decrease) in cash and cash equivalents before effect of exchange rate fluctuations		(44,542)	2,304
Effect of exchange rate fluctuations on cash held		(5,686)	17,621

Net increase (decrease) in cash and cash equivalents		(50,228)	19,925
Cash and cash equivalents at January 1		1,358,345	2,369,739

Cash and cash equivalents at June 30	~~W~~	1,308,117	2,389,664

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”), the controlling company as defined in Korean International Financial Reporting Standards (“KIFRS”) 1110 ‘Consolidated Financial Statements’, was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO also provides power plant construction services. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and KEPCO listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994. KEPCO’s head office is located in Naju, Jeollanam-do.

As of June 30, 2019, KEPCO’s share capital amounts to ~~W~~3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Others (*)	313,887,019	48.90%

	641,964,077	100.00%

(*)	The number of shares held by foreign shareholders are 179,864,932 shares (28.02%) as of the most recent closing date of Register of Shareholders (February 7, 2019).

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

(1)	Statement of compliance

These consolidated interim financial statements have been prepared in accordance with KIFRS 1034 ‘Interim Financial Reporting’ as part of the period covered by KEPCO and its subsidiaries’ (the “Group”) KIFRS annual financial statements.

(2)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	financial assets at fair value through profit or loss

•	financial assets at fair value through other comprehensive income or loss

•	derivative financial instruments are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

These consolidated financial statements are presented in Korean won (“Won”), which is KEPCO’s functional currency and the currency of the primary economic environment in which the Group operates.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:

(i)	Useful lives of property, plant and equipment, and estimations on provision for decommissioning costs

The Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Group records the fair value of estimated decommissioning costs as a liability in the period in which the Group incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Group is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes. The measurement of such liability is subject to change based on change in estimated cash flow, inflation rate, discount rate, and expected timing of decommissioning.

(ii)	Deferred tax

The Group recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Group does not realize estimated future taxable income during the carryforward periods.

(iii)	Valuations of financial instruments at fair values

The Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established control framework with respect to the measurement of fair values. The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(iv)	Defined employee benefit liabilities

The Group offers its employees defined benefit plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated. Defined benefit plans contain significant uncertainties in estimations due to its long-term nature (refer to Note 26).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(v)	Unbilled revenue

Energy delivered but not metered nor billed is estimated at the reporting date based on consumption statistics and selling price estimates. Determination of the unbilled revenues at the end of the reporting period is sensitive to the estimated consumptions and prices based on statistics. Unbilled revenue recognized as of June 30, 2019 and 2018 are ~~W~~1,189,843 million and ~~W~~1,213,807 million, respectively.

(vi)	Construction contracts

For each performance obligation satisfied over time, the Group recognizes revenue over time by measuring the progress towards complete satisfaction of that performance obligation. The Group applies a single method of measuring progress for each performance obligation satisfied over time and applies that method consistently to similar performance obligations and in similar circumstances. Revenue and costs are recognized based on the progress towards complete satisfaction of a performance obligation utilizing the cost-based input method at the end of the reporting period. In applying the cost-based input method, it is necessary to use estimates and assumptions related to the Group’s efforts or inputs expected to be incurred in the future, costs incurred which are not related to the performance obligation, changes in the Group’s efforts or inputs due to change of the performance obligation, etc. Total revenue is measured based on an agreed contract price; however, it may fluctuate due to the variation of performance obligations. The measurement of revenue is affected by various uncertainties resulting from unexpected future events.

(5)	Changes in accounting policies

(i)	KIFRS 1116 ‘Leases’

KIFRS 1116 replaces existing leases guidance, including KIFRS 1017 ‘Lease’, KIFRS 2104 ‘Determining whether an Arrangement contains a Lease’, KIFRS 2015 ‘Operating Leases – Incentives’ and KIFRS 2027 ‘Evaluating the Substance of Transactions Involving the Legal Form of a Lease’. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for most leases under a single on-balance sheet model.

Lessor accounting under KIFRS 1116 is substantially unchanged from KIFRS 1017. Lessors will continue to classify leases as either operating or finance leases using similar principles as in KIFRS 1017.

The Group adopted KIFRS 1116 using the modified retrospective method of adoption with the date of initial application of 1 January 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Group elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (‘short-term leases’), and lease contracts for which the underlying asset is of low value (‘low-value assets’).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

The impacts on the Group’s consolidated statements of financial position on the date of initial application (January 1, 2019) are as follows:

In millions of won		Original carrying amount under KIFRS 1017	Adjustment	New carrying amount under KIFRS 1116
Assets
Current assets
Cash and cash equivalents	~~W~~	1,358,345	—	1,358,345
Current financial assets, net		2,359,895	—	2,359,895
Trade and other receivables, net		7,793,592	—	7,793,592
Inventories, net		7,188,253	—	7,188,253
Income tax refund receivables		143,214	—	143,214
Current non-financial assets		878,888	(5,098)	873,790
Assets held-for-sale		22,881	—	22,881

Total current assets		19,745,068	(5,098)	19,739,970

Non-current assets
Non-current financial assets, net		2,113,613	—	2,113,613
Non-current trade and other receivables, net		1,819,845	(9)	1,819,836
Property, plant and equipment, net		152,743,194	4,633,091	157,376,285
Investment properties, net		159,559	—	159,559
Goodwill		2,582	—	2,582
Intangible assets other than goodwill, net		1,225,942	—	1,225,942
Investments in associates		4,064,820	—	4,064,820
Investments in joint ventures		1,813,525	—	1,813,525
Deferred tax assets		1,233,761	—	1,233,761
Non-current non-financial assets		327,152	(1,327)	325,825

Total non-current assets		165,503,993	4,631,755	170,135,748

Total Assets	~~W~~	185,249,061	4,626,657	189,875,718

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

In millions of won		Original carrying amount under KIFRS 1017	Adjustment	New carrying amount under KIFRS 1116
Liabilities
Current liabilities
Trade and other payables, net	~~W~~	6,405,395	513,069	6,918,464
Current financial liabilities, net		7,981,879	—	7,981,879
Income tax payables		285,420	—	285,420
Current non-financial liabilities		5,574,041	—	5,574,041
Current provisions		1,594,798	—	1,594,798

Total current liabilities		21,841,533	513,069	22,354,602

Non-current liabilities
Non-current trade and other payables, net		2,941,696	4,113,588	7,055,284
Non-current financial liabilities, net		53,364,911	—	53,364,911
Non-current non-financial liabilities		8,160,033	—	8,160,033
Employee benefits liabilities, net		1,645,069	—	1,645,069
Deferred tax liabilities		9,617,309	—	9,617,309
Non-current provisions		16,585,748	—	16,585,748

Total non-current liabilities		92,314,766	4,113,588	96,428,354

Total Liabilities	~~W~~	114,156,299	4,626,657	118,782,956

Equity
Contributed capital	~~W~~	4,053,578	—	4,053,578
Retained earnings		51,519,119	—	51,519,119
Other components of equity		14,171,228	—	14,171,228

Equity attributable to owners of the controlling company		69,743,925	—	69,743,925
Non-controlling interests		1,348,837	—	1,348,837

Total Equity	~~W~~	71,092,762	—	71,092,762

Total Liabilities and Equity	~~W~~	185,249,061	4,626,657	189,875,718

The Group has lease contracts for various items such as consecutive voyage charter contracts, power purchase agreements (PPA), real estate lease contracts including buildings, switchyard, and land for electric substation, vehicles, and other equipment.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

Before adoption of KIFRS 1116, the Group, as a lessee, classified a lease contract as a finance lease if it transferred substantially all of the risks and rewards incidental to ownership of the leased asset to the Group; otherwise as an operating lease. Upon adoption of KIFRS 1116, the Group applied a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The standard provides specific transition requirements and practical expedients, which has been applied by the Group.

•	Leases previously classified as finance leases

The Group did not change the initial carrying amounts of recognized assets and liabilities at the date of initial application for leases previously classified as finance leases (i.e., the right-of-use assets and lease liabilities equal the lease assets and liabilities recognized under KIFRS 1017). The requirements of KIFRS 1116 was applied to these leases from 1 January 2019.

•	Leases previously accounted for as operating leases

The Group recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets were recognized based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognized. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

The Group also applied the available practical expedients wherein it:

•	Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application

•	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application

•	Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease

As of June 30, 2019, the Group is reviewing the applicability of KIFRS 1116 regarding subsurface rights and the financial impact of the application.

(ii)	Summary of new accounting policies

Set out below are the new accounting policies of the Group upon adoption of KIFRS 1116, which have been applied from the date of initial application:

•	Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

•	Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expenses in the period on which the event or condition that triggers the payment occurs.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment of an option to purchase the underlying asset.

•	Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Book value and changes in book value of right-of-use assets and lease liabilities during the period are described in Note 25.

(iii)

Other changes in accounting standards effective from January 1, 2019 are as follows. The Group believes that these amendments have no significant impact on the Group’s consolidated interim financial statements.

KIFRS 2123 : Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of KIFRS 1012 Income Taxes. It does not apply to taxes or levies outside the scope of KIFRS 1012, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

•	How an entity considers changes in facts and circumstances

The Group determines whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty needs to be followed.

Amendments to KIFRS 1109 : Financial Instruments

Under KIFRS 1109, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are ‘solely payments of principal and interest on the principal amount outstanding’ (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to KIFRS 1109 clarify that a financial asset passes the SPPI criterion regardless of an event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

Amendments to KIFRS 1019 : Employee Benefits

The amendments to KIFRS 1019 address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to determine the current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event. An entity is also required to determine the net interest for the remainder of the period after the plan amendment, curtailment or settlement using the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event, and the discount rate used to remeasure that net defined benefit liability (asset).

Amendments to KIFRS 1028 : Long-term interests in associates and joint ventures

The amendments clarify that an entity applies KIFRS 1109 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). This clarification is relevant because it implies that the expected credit loss model in KIFRS 1109 applies to such long-term interests.

The amendments also clarified that, in applying KIFRS 1109, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying KIFRS 1028 Investments in Associates and Joint Ventures.

Amendments to KIFRS 1103 : Business Combinations

The amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation.

An entity applies those amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2019 with early application permitted.

Amendments to KIFRS 1111 : Joint Arrangements

A party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business as defined in KIFRS 1103. The amendments clarify that the previously held interests in that joint operation are not remeasured.

An entity applies those amendments to transactions in which it obtains joint control on or after the beginning of the first annual reporting period beginning on or after January 1, 2019 with early application permitted.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

Amendments to KIFRS 1012 : Income Taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where it originally recognized those past transactions or events.

An entity applies the amendments for annual reporting periods beginning on or after January 1, 2019 with early application permitted. When the entity first applies those amendments, it applies them to the income tax consequences of dividends recognized on or after the beginning of the earliest comparative period.

Amendments to KIFRS 1023 : Borrowing Costs

The amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete.

The entity applies the amendments to borrowing costs incurred on or after the beginning of the annual reporting period in which the entity first applies those amendments. An entity applies those amendments for annual reporting periods beginning on or after January 1, 2019 with early application permitted.

3.	Significant Accounting Policies

The significant accounting policies applied by the Group in preparation of its consolidated interim financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements as of and for the year ended December 31, 2018, except for the changes described in Note 2.(5).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements

The Group’s operating segments are its business components that generate discrete financial information that is reported to and regularly reviewed by the Group’s the chief operating decision maker, the Chief Executive Officer, for the purpose of resource allocation and assessment of segment performance. The Group’s reportable segments are ‘Transmission and distribution’, ‘Electric power generation (Nuclear)’, ‘Electric power generation (Non-nuclear)’, ‘Plant maintenance & engineering service’ and ‘Others’; others mainly represent the business unit that manages the Group’s foreign operations.

Segment operating profit (loss) is determined the same way that consolidated operating profit is determined under KIFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arms-length basis at market prices that would be applicable to an independent third-party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidating adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using equity method in the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the three and six-month periods ended June 30, 2019 and 2018, respectively, are as follows:

In millions of won
June 30, 2019
						Revenue										Profit (loss) related
		Total				from				Depreciation						associates, joint
		segment		Intersegment		external		Operating		and		Interest		Interest		ventures and
Segment		revenue		revenue		customers		Profit (loss)		amortization		income		expense		subsidiaries
		Three -		Three -		Three -		Three -		Three -		Three -		Three -		Three -
		month	Six-month	month	Six-month	month	Six-month	month	Six-month	month	Six-month	month	Six-month	month	Six-month	month	Six-month
		period	period	period	period	period	period	period	period	period	period	period	period	period	period	period	period
		ended	ended	ended	ended	ended	ended	ended	ended	ended	ended	ended	ended	ended	ended	ended	ended
Transmission and distribution	~~W~~	13,124,910	28,242,598	349,872	731,943	12,775,038	27,510,656	259,763	(2,151,618)	920,147	1,803,721	17,026	36,117	195,859	381,867	7,031	152,100
Electric power generation (Nuclear)		2,036,486	4,593,449	2,056,634	4,590,868	(20,148)	2,581	145,771	801,533	814,412	1,588,427	8,721	17,623	128,006	255,753	748	2,279
Electric power generation (Non-nuclear)		4,438,608	11,796,262	4,285,900	11,344,452	152,708	451,810	(801,897)	301,023	976,666	1,941,134	6,220	11,560	165,046	331,323	6,456	43,081
Plant maintenance & engineering service		663,006	1,162,488	575,005	1,001,391	88,001	161,097	94,337	130,833	33,224	64,021	3,248	7,013	620	2,055	1,263	(574)
Others		247,785	468,139	172,410	274,905	75,375	193,234	18,556	49,890	18,029	39,171	35,254	66,623	31,557	61,039	—	—
Consolidation adjustments		(7,439,821)	(17,943,558)	(7,439,821)	(17,943,559)	—	—	(15,189)	(60,200)	(28,534)	(46,457)	(7,194)	(14,357)	(7,936)	(15,508)	—	—

	~~W~~	13,070,974	28,319,378	—	—	13,070,974	28,319,378	(298,659)	(928,539)	2,733,944	5,390,017	63,275	124,579	513,152	1,016,529	15,498	196,886

In millions of won
June 30, 2018
						Revenue										Profit (loss) related
		Total				from				Depreciation						associates, joint
		segment		Intersegment		external		Operating		and		Interest		Interest		ventures and
Segment		revenue		revenue		customers		Profit (loss)		amortization		income		expense		subsidiaries
		Three -		Three -		Three -		Three -		Three -		Three -		Three -		Three -
		month	Six-month	month	Six-month	month	Six-month	month	Six-month	month	Six-month	month	Six-month	month	Six-month	month	Six-month
		period	period	period	period	period	period	period	period	period	period	period	period	period	period	period	period
		ended	ended	ended	ended	ended	ended	ended	ended	ended	ended	ended	ended	ended	ended	ended	ended
Transmission and distribution	~~W~~	13,257,725	28,821,467	356,601	727,644	12,901,124	28,093,823	(698,162)	(2,140,285)	931,060	1,811,473	14,437	29,650	176,734	351,535	44,335	244,358
Electric power generation (Nuclear)		1,961,723	3,924,029	1,921,192	3,874,080	40,531	49,949	41,695	223,572	792,220	1,555,841	7,479	9,973	125,688	251,376	1,437	2,514
Electric power generation (Non-nuclear)		5,282,142	13,007,834	5,097,157	12,528,227	184,985	479,607	(158,274)	1,071,356	810,040	1,624,628	8,708	14,519	142,062	282,671	23,698	23,628
Plant maintenance & engineering service		613,507	1,138,037	521,085	974,725	92,422	163,312	72,449	105,228	28,703	57,136	2,974	5,825	694	1,956	1,629	1,446
Others		215,150	475,234	97,054	218,722	118,096	256,512	18,634	55,360	14,246	27,448	23,261	62,320	28,411	54,423	—	—
Consolidation adjustments		(7,993,089)	(18,323,398)	(7,993,089)	(18,323,398)	—	—	36,540	(129,962)	(13,909)	(28,019)	579	(14,171)	(8,664)	(14,653)	—	—

	~~W~~	13,337,158	29,043,203	—	—	13,337,158	29,043,203	(687,118)	(814,731)	2,562,360	5,048,507	57,438	108,116	464,925	927,308	71,099	271,946

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

4.	Segment, Geographic and Other Information, Continued

(3)	Information related to segment assets and segment liabilities as of and for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won
June 30, 2019
Segment		Segment assets	Investments in associates and joint ventures	Acquisition of non- current assets	Segment liabilities
Transmission and distribution	~~W~~	108,338,321	3,780,079	3,040,044	55,865,483
Electric power generation (Nuclear)		56,977,044	57,875	996,253	31,238,815
Electric power generation (Non-nuclear)		53,484,741	2,094,501	2,034,402	31,733,828
Plant maintenance & engineering service		3,299,177	47,991	34,081	1,109,421
Others		8,188,096	—	155,848	3,340,702
Consolidation adjustments		(37,596,616)	—	(131,520)	(388,722)

	~~W~~	192,690,763	5,980,446	6,129,108	122,899,527

In millions of won
December 31, 2018
Segment		Segment assets	Investments in associates and joint ventures	Acquisition of non- current assets	Segment liabilities
Transmission and distribution	~~W~~	107,486,379	3,671,897	6,323,504	53,404,610
Electric power generation (Nuclear)		55,792,704	43,038	2,187,077	30,484,104
Electric power generation (Non-nuclear)		49,296,392	2,114,203	3,435,222	27,558,156
Plant maintenance & engineering service		3,431,068	49,207	111,393	1,200,390
Others		7,816,885	—	382,978	3,165,286
Consolidation adjustments		(38,574,367)	—	(62,717)	(1,656,247)

	~~W~~	185,249,061	5,878,345	12,377,457	114,156,299

(4)	Geographic information

Electricity sales, the main operations of the Group, are conducted in the Republic of Korea where the controlling company is located. The following information on revenue from external customers and non-current assets is determined by the location of the customers and the assets:

In millions of won		Revenue from external customers				Non-current assets (*2)
		June 30, 2019		June 30, 2018		June 30, 2019	December 31, 2018
Geographical unit		Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
Domestic	~~W~~	12,702,461	27,591,897	12,827,478	27,958,871	163,686,863	157,037,428
Overseas (*1)		368,513	727,481	509,680	1,084,332	3,446,725	3,299,346

	~~W~~	13,070,974	28,319,378	13,337,158	29,043,203	167,133,588	160,336,774

(*1)

Middle East and other Asian countries make up the majority of overseas revenue and non-current assets. Since the overseas revenue or non-current assets attributable to particular countries are not material, they are not disclosed individually.

(*2)	Amounts exclude financial assets and deferred tax assets.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

4.	Segment, Geographic and Other Information, Continued

(5)	Information on significant customers

There is no individual customer comprising more than 10% of the Group’s revenue for the six-month periods ended June 30, 2019 and 2018.

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019
		Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	1,308,117	—	1,308,117
Current financial assets
Current financial assets at fair value through profit or loss		1,522,187	—	—	—	1,522,187
Current financial assets at amortized costs		—	—	11,010	—	11,010
Current derivative assets		30,237	—	—	56,555	86,792
Other financial assets		—	—	2,126,966	—	2,126,966
Trade and other receivables		—	—	7,072,423	—	7,072,423

		1,552,424	—	10,518,516	56,555	12,127,495

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		678,308	—	—	—	678,308
Non-current financial assets at fair value through other comprehensive income		—	403,816	—	—	403,816
Non-current financial assets at amortized costs		—	—	1,340	—	1,340
Non-current derivative assets		119,314	—	—	131,775	251,089
Other financial assets		—	—	1,015,365	—	1,015,365
Trade and other receivables		—	—	1,754,704	—	1,754,704

		797,622	403,816	2,771,409	131,775	4,104,622

	~~W~~	2,350,046	403,816	13,289,925	188,330	16,232,117

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

5.	Classification of Financial Instruments, Continued

(1)	Classification of financial assets as of June 30, 2019 and December 31, 2018 are as follows, continued:

In millions of won		December 31, 2018
		Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	1,358,345	—	1,358,345
Current financial assets
Current financial assets at fair value through profit or loss		313,893	—	—	—	313,893
Current financial assets at amortized costs		—	—	11,956	—	11,956
Current derivative assets		13,936	—	—	28,171	42,107
Other financial assets		—	—	1,991,939	—	1,991,939
Trade and other receivables		—	—	7,793,592	—	7,793,592

		327,829	—	11,155,832	28,171	11,511,832

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		607,042	—	—	—	607,042
Non-current financial assets at fair value through other comprehensive income		—	399,495	—	—	399,495
Non-current financial assets at amortized costs		—	—	2,086	—	2,086
Non-current derivative assets		23,695	—	—	36,533	60,228
Other financial assets		—	—	1,044,762	—	1,044,762
Trade and other receivables		—	—	1,819,845	—	1,819,845

		630,737	399,495	2,866,693	36,533	3,933,458

	~~W~~	958,566	399,495	14,022,525	64,704	15,445,290

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

5.	Classification of Financial Instruments, Continued

(2)	Classification of financial liabilities as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019
		Financial liabilities at fair value through profit or loss	Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	2,027,795	—	2,027,795
Debt securities		—	8,195,854	—	8,195,854
Derivative liabilities		6,363	—	6,978	13,341
Trade and other payables		—	5,767,818	—	5,767,818

		6,363	15,991,467	6,978	16,004,808

Non-current liabilities
Borrowings		—	3,479,909	—	3,479,909
Debt securities		—	51,818,400	—	51,818,400
Derivative liabilities		34,354	—	129,582	163,936
Trade and other payables		—	7,091,807	—	7,091,807

		34,354	62,390,116	129,582	62,554,052

	~~W~~	40,717	78,381,583	136,560	78,558,860

In millions of won		December 31, 2018
		Financial liabilities at fair value through profit or loss	Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	1,172,624	—	1,172,624
Debt securities		—	6,788,824	—	6,788,824
Derivative liabilities		13,706	—	6,725	20,431
Trade and other payables		—	6,405,395	—	6,405,395

		13,706	14,366,843	6,725	14,387,274

Non-current liabilities
Borrowings		—	3,258,015	—	3,258,015
Debt securities		—	49,815,164	—	49,815,164
Derivative liabilities		85,304	—	206,428	291,732
Trade and other payables		—	2,941,696	—	2,941,696

		85,304	56,014,875	206,428	56,306,607

	~~W~~	99,010	70,381,718	213,153	70,693,881

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

5.	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income from financial instruments for the three and six-month periods ended June 30, 2019 and 2018 are as follows:

In millions of won			June 30, 2019		June 30, 2018
			Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
Cash and cash equivalents	Interest income	~~W~~	17,350	35,245	10,150	21,010
Financial assets at fair value through profit or loss	Interest income		2,569	3,255	145	290
	Gain (loss) on valuation of financial assets		3,830	8,095	(3,138)	1,600
	Gain (loss) on disposal of financial assets		(89)	703	672	672
Financial assets at fair value through other comprehensive income	Dividends income		2,427	3,740	3,704	11,811
Financial assets at amortized cost	Interest income		7	25	21	41
Loans and receivables	Interest income		13,364	26,038	11,112	16,796
Trade and other receivables	Interest income		22,004	41,032	18,799	43,070
Short-term financial instruments	Interest income		7,835	18,686	13,319	22,905
Long-term financial instruments	Interest income		—	1	3,892	4,004
Other financial assets	Interest income		146	297	—	—
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		352,919	699,869	327,418	649,794
	Interest expense of trade and other payables		2,929	31,306	10,888	22,980
	Interest expense of others		157,304	285,354	126,619	254,534
	Loss on foreign currency transactions and translations		(196,769)	(395,619)	(385,302)	(382,084)
Derivative assets (trading)	Loss on valuation of derivatives		78,944	160,854	129,884	73,158
	Loss on transaction of derivatives		18,894	31,895	13,559	22,638
Derivatives (applying hedge accounting)	Gain on valuation of derivatives (profit or loss)		76,662	150,329	220,348	204,083
	Gain (loss) on valuation of derivatives (equity, before tax)		19,529	34,163	(27,411)	(65,956)
	Gain (loss) on transaction of derivatives		4,386	16,867	(1,011)	844

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

6.	Restricted Deposits

Restricted deposits as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won			June 30, 2019	December 31, 2018
Cash and cash equivalents	Deposits for government project	~~W~~	13,305	12,747
	Collateral provided for borrowings		98,296	100,998
	Collateral provided for lawsuit		3	3
	Deposits for transmission regional support program		8,158	4,337
	Decommissioning costs of nuclear power plants		—	604
Short-term financial instruments	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises		89,000	34,000
Current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		—	29,451
Non-current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		614,066	498,555
Long-term financial instruments	Escrow		92	69
	Guarantee deposits for banking accounts at oversea branches		326	315
	Borrowings Collateral		11,745	—
	Decommissioning costs of nuclear power plants		181,412	245,896
	Funds for developing small and medium enterprises (*)		200,000	200,000

		~~W~~	1,216,403	1,126,975

(*)	Deposits for small and medium enterprise at IBK and others for construction of Bitgaram Energy Valley and support for high potential businesses as of June 30, 2019 and December 31, 2018.

7.	Cash and Cash Equivalents

Cash and cash equivalents as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019	December 31, 2018
Cash	~~W~~	102	138
Other demand deposits		979,758	927,650
Short-term deposits classified as cash equivalents		207,332	211,424
Short-term investments classified as cash equivalents		120,925	219,133

	~~W~~	1,308,117	1,358,345

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

8.	Trade and Other Receivables

(1)	Trade and other receivables as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	6,488,224	(250,123)	—	6,238,101
Other receivables		850,669	(14,037)	(2,310)	834,322

		7,338,893	(264,160)	(2,310)	7,072,423

Non-current assets
Trade receivables		381,656	(108)	(396)	381,152
Other receivables		1,466,100	(87,038)	(5,510)	1,373,552
		1,847,756	(87,146)	(5,906)	1,754,704
	~~W~~	9,186,649	(351,306)	(8,216)	8,827,127

In millions of won		December 31, 2018
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	7,303,065	(215,775)	—	7,087,290
Other receivables		728,560	(20,231)	(2,027)	706,302

		8,031,625	(236,006)	(2,027)	7,793,592

Non-current assets
Trade receivables		415,318	(93)	(448)	414,777
Other receivables		1,496,464	(84,495)	(6,901)	1,405,068

		1,911,782	(84,588)	(7,349)	1,819,845

	~~W~~	9,943,407	(320,594)	(9,376)	9,613,437

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	381,584	(13,599)	—	367,985
Accrued income		99,017	—	—	99,017
Deposits		263,709	—	(2,310)	261,399
Finance lease receivables		92,484	(438)	—	92,046
Others		13,875	—	—	13,875

		850,669	(14,037)	(2,310)	834,322

Non-current assets
Non-trade receivables		132,280	(78,801)	—	53,479
Accrued income		91	—	—	91
Deposits		337,204	—	(5,510)	331,694
Finance lease receivables		905,999	(859)	—	905,140
Others		90,526	(7,378)	—	83,148

		1,466,100	(87,038)	(5,510)	1,373,552

	~~W~~	2,316,769	(101,075)	(7,820)	2,207,874

In millions of won		December 31, 2018
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	298,587	(19,940)	—	278,647
Accrued income		102,023	—	—	102,023
Deposits		228,466	—	(2,027)	226,439
Finance lease receivables		84,688	(291)	—	84,397
Others		14,796	—	—	14,796

		728,560	(20,231)	(2,027)	706,302

Non-current assets
Non-trade receivables		136,432	(77,475)	—	58,957
Deposits		376,211	—	(6,901)	369,310
Finance lease receivables		898,658	(842)	—	897,816
Others		85,163	(6,178)	—	78,985

		1,496,464	(84,495)	(6,901)	1,405,068

	~~W~~	2,225,024	(104,726)	(8,928)	2,111,370

(3)

Trade and other receivables are classified as financial assets at amortized cost and are measured using the effective interest rate method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. But once trade receivables are overdue, the Group imposes a monthly interest rate of 1.5% on the overdue trade receivables. The Group holds deposits of three months’ expected electricity usage for customers requesting temporary usage and customers with delinquent payments.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

8.	Trade and Other Receivables, Continued

(4)	Aging analysis of trade receivables as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019	December 31, 2018
Trade receivables: (not overdue)	~~W~~	6,561,643	7,419,648

Trade receivables: (overdue, not impaired)		—	—

Less than 60 days		—	—

Trade receivables: (impairment reviewed)		308,237	298,735

Less than 60 days		7,738	2,525
60 ~ 90 days		34,551	37,266
90 ~ 120 days		12,851	16,033
120 days ~ 1 year		68,255	46,204
Over 1 year		184,842	196,707

		6,869,880	7,718,383
Less: allowance for doubtful accounts		(250,231)	(215,868)
Less: present value discount		(396)	(448)

	~~W~~	6,619,253	7,502,067

At the end of each reporting period, the Group assesses whether the credit to trade receivables is impaired. The Group recognizes loss allowances for trade receivables individually when there is any objective evidence that trade receivables are impaired and significant, and classifies the trade receivables that are not individually assessed as the trade receivables subject to be assessed on a collective basis. Also, the Group recognizes loss allowances based on an ‘expected credit loss’ (ECL) model.

(5)	Changes in the allowance for doubtful accounts for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won		June 30, 2019		December 31, 2018
		Trade receivables	Other receivables	Trade receivables	Other receivables
Beginning balance	~~W~~	215,868	104,726	173,583	78,008
Effect of change in accounting policy		—	—	6,641	128
Loss allowance after adjusted under KIFRS 1109		215,868	104,726	180,224	78,136
Bad debt expense		15,745	5,629	41,498	17,817
Write-off, etc.		(3,721)	342	(7,696)	(244)
Reversal		(21)	(958)	(1,726)	(143)
Others		22,360	(8,664)	3,568	9,160

Ending balance	~~W~~	250,231	101,075	215,868	104,726

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

9.	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019		December 31, 2018
		Current	Non-current	Current	Non-current
Financial assets at fair value through profit or loss
Listed	~~W~~	23,050	308,692	100	320,148
Unlisted		—	5,143	—	5,052
Other		1,499,137	135,690	313,793	83,586

		1,522,187	449,525	313,893	408,786

Financial assets designated as at fair value through profit or loss
Debt with embedded derivatives		—	181,281	—	187,483
Other		—	47,502	—	10,773

		—	228,783	—	198,256

	~~W~~	1,522,187	678,308	313,893	607,042

10.	Financial assets at fair value through other comprehensive income

(1)	Changes in financial assets at fair value through other comprehensive income for the six-month period ended June 30, 2019 and the year ended December 31, 2018 are as follows:

In millions of won		June 30, 2019
		Beginning balance	Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
Listed	~~W~~	210,056	—	—	643	—	3,499	214,198
Unlisted		189,439	—	(916)	(47)	—	1,142	189,618

		399,495	—	(916)	596	—	4,641	403,816

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		399,495	—	(916)	596	—	4,641	403,816

In millions of won		December 31, 2018
		Beginning balance	Effect of change in accounting policy	Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
Listed	~~W~~	—	274,453	—	(1)	(63,007)	—	(1,389)	210,056
Unlisted		—	197,450	—	—	(12,070)	—	4,059	189,439

		—	471,903	—	(1)	(75,077)	—	2,670	399,495

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		—	471,903	—	(1)	(75,077)	—	2,670	399,495

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

10.	Financial assets at fair value through other comprehensive income, Continued

(2)	Financial assets at fair value through other comprehensive income as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won	June 30, 2019
	Shares	Ownership		Acquisition cost	Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	117,958	117,958
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	156	156
Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	1	1
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	56	56
PAN ocean Co., Ltd.	1,492	0.00%		14	7	7
Dongbu Corporation	955	0.02%		12	10	10
KSP Co., Ltd.	22,539	0.08%		24	48	48
STX Heavy Industries Co., Ltd.	5,057	0.13%		191	34	34
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk	480,000,000	1.50%		71,554	53,399	53,399
Energy Fuels Inc.	1,711,814	1.91%		16,819	6,153	6,153
Baralaba Coal Company Limited	99,763	0.07%		18,445	—	—
Denison Mines Corp.	58,284,000	10.42%		84,134	36,029	36,029
Fission 3.0	75,000	0.14%		—	7	7
Fission Uranium Corp.	800,000	0.16%		785	339	339

				365,843	214,198	214,198

Unlisted (*1)
Intellectual Discovery Co., Ltd.	1,000,000	8.81%		5,000	954	954
Smart Power Co.,Ltd.	133,333	4.35%		200	200	200
Navanakorn Electric Co., Ltd. (*2)	4,442,800	26.93%		17,216	17,718	17,718
PT. Kedap Sayaaq	671	10.00%		18,540	—	—
Set Holding (*3)	1,100,220	2.50%		229,255	161,983	161,983
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,594	2,594
KODE NOVUS I LLC	—	10.00%		—	—	—
Others (*4)				9,624	6,169	6,169

				282,447	189,618	189,618

			~~W~~	648,290	403,816	403,816

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.

(*2)	Although the Group holds more than 20% of the equity shares of these investments, the Group cannot exercise significant influence.

(*3)

The Group has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss for the six-month period ended June 30, 2019.

(*4)	Equity securities acquired through debt-for-equity swaps of electricity rate bonds, etc. It consists of 199 companies including Borneo Co., Ltd..

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

10.	Financial assets at fair value through other comprehensive income, Continued

(2)	Financial assets at fair value through other comprehensive income as of June 30, 2019 and December 31, 2018 are as follows, continued:

In millions of won	December 31, 2018
	Shares	Ownership		Acquisition cost	Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	129,051	129,051
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	153	153
Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	1	1
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	61	61
PAN ocean Co., Ltd.	1,492	0.00%		14	7	7
Dongbu Corporation	955	0.02%		12	7	7
KSP Co., Ltd.	22,539	0.08%		24	32	32
STX Heavy Industries Co., Ltd.	5,057	0.13%		191	29	29
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk	480,000,000	1.50%		71,554	44,790	44,790
Energy Fuels Inc.	1,711,814	1.91%		16,819	5,435	5,435
Baralaba Coal Company Limited	99,763	0.07%		18,445	—	—
Denison Mines Corp.	58,284,000	10.42%		84,134	30,122	30,122
Fission 3.0 (*6)	75,000	0.14%		—	13	13
Fission Uranium Corp.	800,000	0.16%		785	354	354

				365,843	210,056	210,056

Unlisted (*1)
Intellectual Discovery Co., Ltd.	1,000,000	8.81%		5,000	954	954
Smart Power Co.,Ltd.	133,333	4.35%		200	200	200
DS POWER Co., Ltd.	580,000	2.34%		2,900	916	916
Navanakorn Electric Co., Ltd. (*2)	4,442,800	26.93%		17,216	17,126	17,126
PT. Kedap Sayaaq	671	10.00%		18,540	—	—
Set Holding (*3)	1,100,220	2.50%		229,255	161,983	161,983
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,507	2,507
KODE NOVUS I LLC (*4)	—	10.00%		—	—	—
Others (*5)				8,947	5,753	5,753

				284,670	189,439	189,439

			~~W~~	650,513	399,495	399,495

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)	Although the Group holds more than 20% of the equity shares of these investments, the Group cannot exercise significant influence.
(*3)

The Group has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the year ended December 31, 2018.

(*4)	This is reclassified to financial assets at FVOCI due to loss of significant influence of the Group during the year ended December 31, 2018.
(*5)	Equity securities acquired through debt-for-equity swaps of electricity rate bonds, etc. It consists of 180 companies including Borneo Co., Ltd..

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

11.	Financial assets at amortized cost

Financial assets at amortized cost as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019
		Financial assets at amortized cost	Government grants	Allowance for doubtful accounts	Others	Book value
Government bonds	~~W~~	1,350	—	—	—	1,350
Financial bonds		11,000	—	—	—	11,000

	~~W~~	12,350	—	—	—	12,350

Current	~~W~~	11,010	—	—	—	11,010
Non-current		1,340	—	—	—	1,340

In millions of won		December 31, 2018
		Financial assets at amortized cost	Government grants	Allowance for doubtful accounts	Others	Book value
Government bonds	~~W~~	3,042	—	—	—	3,042
Financial bonds		11,000	—	—	—	11,000

	~~W~~	14,042	—	—	—	14,042

Current	~~W~~	11,956	—	—	—	11,956
Non-current		2,086	—	—	—	2,086

12.    Derivatives

(1)	Derivatives as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019		December 31, 2018
		Current	Non-current	Current	Non-current
Derivative assets
Currency forward	~~W~~	1,825	39,191	2,128	12,606
Currency swap		84,967	208,635	39,979	43,436
Interest rate swap		—	3,263	—	2,342
Others (*1)		—	—	—	1,844

	~~W~~	86,792	251,089	42,107	60,228

Derivative liabilities
Currency forward	~~W~~	4,209	—	1,956	—
Currency swap		—	105,571	14,881	233,690
Interest rate swap		6,978	58,365	1,439	58,042
Others (*2)		2,154	—	2,155	—

	~~W~~	13,341	163,936	20,431	291,732

(*1)

The Group had a put option to sell shares of DS POWER Co., Ltd. and the fair value of the option is recorded in ‘Others’ in prior year. The Group sold their shares during the six-month period ended June 30, 2019.

(*2)

The Group has an obligation to settle the convertible preferred stock to financial investors pursuant to the settlement contract with Samcheok Eco Materials Co., Ltd. and the fair value of the obligation is recorded in ‘Others’.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

12.	Derivatives, Continued

(2)    Currency forward contracts which are not designated as hedging instruments as of June 30, 2019 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract date	Maturity date		Contract amounts			Contract exchange rate (in won)
				Pay	Receive
KEB Hana Bank	2014.04.10	2021.07.12	~~W~~	55,120	USD 52,000	~~W~~	1,060.00
KEB Hana Bank	2014.04.28	2021.07.12		50,784	USD 48,000		1,058.00
Bank of America	2014.04.29	2021.07.12		105,400	USD 100,000		1,054.00
KEB Hana Bank	2014.05.09	2021.07.12		104,600	USD 100,000		1,046.00
KEB Hana Bank	2017.12.22	2021.07.12		105,079	USD 100,000		1,050.79
Korea Development Bank	2017.12.27	2021.07.12		104,849	USD 100,000		1,048.49
Shinhan Bank	2019.06.17	2019.07.08		16,592	EUR 12,456		1,332.03
KEB Hana Bank	2019.05.30	2019.07.02		5,945	USD 5,000		1,188.90
Kookmin Bank	2019.06.03	2019.07.08		5,892	USD 5,000		1,178.30
Nonghyup Bank	2019.06.11	2019.07.16		5,892	USD 5,000		1,178.40
KEB Hana Bank	2019.06.13	2019.07.18		5,917	USD 5,000		1,183.46
Mizuho Bank	2019.06.13	2019.07.18		5,918	USD 5,000		1,183.50
Woori Bank	2019.06.13	2019.07.18		5,905	USD 5,000		1,180.90
KEB Hana Bank	2019.06.14	2019.07.19		9,462	USD 8,000		1,182.80
KEB Hana Bank	2019.06.19	2019.07.24		5,909	USD 5,000		1,181.87
Nonghyup Bank	2019.06.19	2019.07.24		5,879	USD 5,000		1,175.80
Morgan Stanley	2019.06.19	2019.07.24		5,872	USD 5,000		1,174.35
CCB	2019.06.20	2019.07.25		5,819	USD 5,000		1,163.85
KEB Hana Bank	2019.06.24	2019.07.29		9,246	USD 8,000		1,155.80
Credit Agricole	2019.06.26	2019.07.30		11,530	USD 10,000		1,153.00
KEB Hana Bank	2019.06.26	2019.07.31		5,783	USD 5,000		1,156.50
Standard Chartered	2019.06.26	2019.07.31		5,784	USD 5,000		1,156.70
Shinhan Bank	2019.06.27	2019.08.01		11,559	USD 10,000		1,155.90
Woori Bank	2019.06.11	2019.07.08		4,724	USD 4,000		1,180.90
Mizuho Bank	2019.06.11	2019.07.08		8,266	USD 7,000		1,180.85
Nova Scotia	2019.06.13	2019.07.08		4,727	USD 4,000		1,181.75
KEB Hana Bank	2019.06.17	2019.07.12		14,226	USD 12,000		1,185.50
Societe Generale	2019.06.19	2019.07.08		3,530	USD 3,000		1,176.54
BNP Paribas	2019.06.21	2019.07.12		4,065	USD 3,500		1,161.45
Societe Generale	2019.06.21	2019.07.12		8,705	USD 7,500		1,160.70
MUFG	2019.06.25	2019.07.23		9,230	USD 8,000		1,153.77
Nova Scotia	2019.06.25	2019.07.23		10,961	USD 9,500		1,153.83
Societe Generale	2019.06.26	2019.07.23		7,523	USD 6,500		1,157.40
Korea Development Bank	2019.06.27	2019.07.23		6,359	USD 5,500		1,156.20
BNP Paribas	2019.06.28	2019.07.26		12,714	USD 11,000		1,155.80
Mizuho Bank	2019.06.03	2019.07.05		5,918	USD 5,000		1,183.65
Mizuho Bank	2019.06.20	2019.07.05		5,848	USD 5,000		1,169.50
Societe Generale	2019.06.20	2019.07.05		5,810	USD 5,000		1,162.00
Credit Agricole	2019.06.20	2019.07.05		2,567	USD 2,196		1,169.00
Credit Agricole	2019.06.28	2019.07.19		5,779	USD 5,000		1,155.85
Nova Scotia	2019.06.20	2019.07.05		5,847	USD 5,000		1,169.30
Nova Scotia	2019.06.28	2019.07.19		5,780	USD 5,000		1,156.05
BNP Paribas	2019.06.20	2019.07.05		5,847	USD 5,000		1,169.40
Nonghyup Bank	2019.06.24	2019.07.19		11,551	USD 10,000		1,155.10
MUFG	2019.06.28	2019.07.19		5,779	USD 5,000		1,155.70
Nonghyup Bank	2019.06.12	2019.07.08		3,537	USD 3,000		1,179.00
KEB Hana Bank	2019.06.13	2019.07.08		9,456	USD 8,000		1,181.95

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of June 30, 2019 are as follows, continued:

In millions of won and thousands of foreign currencies except contract exchange rate information

				Contract amounts			Contract exchange rate (in won)
Counterparty	Contract date	Maturity date		Pay	Receive
Mizuho Bank	2019.06.14	2019.07.08	~~W~~	3,550	USD 3,000	~~W~~	1,183.29
Busan Bank	2019.06.18	2019.07.23		7,096	USD 6,000		1,182.60
Nonghyup Bank	2019.06.18	2019.07.23		7,096	USD 6,000		1,182.60
Nova Scotia	2019.06.27	2019.07.26		5,784	USD 5,000		1,156.85
Kookmin Bank	2019.06.28	2019.07.26		21,942	USD 19,000		1,154.86
Woori Bank	2019.05.15	2019.08.16		2,506	USD 2,110		1,187.65
Standard Chartered	2019.05.30	2019.09.03		5,573	USD 4,700		1,185.80
BNP Paribas	2019.06.03	2019.07.05		1,894	USD 1,600		1,183.80
Nova Scotia	2019.06.11	2019.09.16		11,789	USD 10,000		1,178.90
Credit Agricole	2019.06.11	2019.07.12		5,892	USD 5,000		1,178.45
Shinhan Bank	2019.06.12	2019.07.12		5,895	USD 5,000		1,178.90
Shinhan Bank	2019.06.13	2019.07.15		118	USD 100		1,182.10
Nova Scotia	2019.06.17	2019.07.19		5,335	USD 4,500		1,185.65
Nova Scotia	2019.06.18	2019.07.22		4,728	USD 4,000		1,182.10
Societe Generale	2019.06.27	2019.08.01		4,050	USD 3,500		1,157.10

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of June 30, 2019 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract year		Contract amount		Contract interest rate			Contract exchange rate (in won)
			Pay	Receive	Pay	Receive
Standard Chartered	2014~2029	~~W~~	102,470	USD 100,000	3.14%	3.57%	~~W~~	1,024.70
Societe Generale	2014~2024		105,017	USD 100,000	4.92%	5.13%		1,050.17
KEB Hana Bank	2015~2024		107,970	USD 100,000	4.75%	5.13%		1,079.70
Credit Agricole	2015~2024		94,219	USD 86,920	4.85%	5.13%		1,083.97
Woori Bank	2019~2027		21,708	USD 19,417	5.04%	6.75%		1,118.00
Woori Bank	2019~2024		296,000	USD 250,000	1.21%	2.50%		1,184.00
Korea Development Bank	2019~2024		177,600	USD 150,000	1.24%	2.50%		1,184.00
KEB Hana Bank	2019~2024		118,400	USD 100,000	1.24%	2.50%		1,184.00
Citibank	2012~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
JP Morgan	2012~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
Bank of America	2012~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
Shinhan Bank	2016~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
HSBC	2012~2022		111,770	USD 100,000	2.89%	3.00%		1,117.70
KEB Hana Bank	2012~2022		111,770	USD 100,000	2.87%	3.00%		1,117.70
Standard Chartered	2012~2022		111,770	USD 100,000	2.89%	3.00%		1,117.70
Deutsche Bank	2012~2022		55,885	USD 50,000	2.79%	3.00%		1,117.70
HSBC	2014~2019		105,260	USD 100,000	2.48%	2.38%		1,052.60
Standard Chartered	2014~2019		105,260	USD 100,000	2.48%	2.38%		1,052.60
Korea Development Bank	2016~2019		105,260	USD 100,000	2.48%	2.38%		1,052.60
Nomura	2015~2025		111,190	USD 100,000	2.60%	3.25%		1,111.90
Korea Development Bank	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
Woori Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
KEB Hana Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Woori Bank	2017~2027		111,610	USD 100,000	2.25%	3.13%		1,116.10
Korea Development Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
KEB Hana Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Korea Development Bank	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
Shinhan Bank	2018~2028		115,387	HKD 850,000	2.66%	3.35%		135.75
Korea Development Bank	2018~2023		170,280	USD 150,000	2.15%	3.75%		1,135.20
Woori Bank	2018~2023		170,280	USD 150,000	2.18%	3.75%		1,135.20
KEB Hana Bank	2018~2023		113,520	USD 100,000	2.17%	3.75%		1,135.20
Shinhan Bank	2018~2023		227,040	USD 200,000	2.17%	3.75%		1,135.20

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

12.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedging instruments as of June 30, 2019 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year		Contract amount		Contract interest rate			Contract exchange rate (in won, USD)
			Pay	Receive	Pay	Receive
HSBC	2014~2020	~~W~~	99,901	AUD 100,000	3.52%	5.75%	~~W~~	999.01
HSBC	2014~2020		100,482	AUD 100,000	3.48%	5.75%		1,004.82
Standard Chartered	2013~2020		USD 117,250	AUD 125,000	3M Libor +1.25%	5.75%		USD 0.94
Standard Chartered	2014~2020		126,032	USD 117,250	3.55%	3M Libor +1.25%		1,074.90
Korea Development Bank	2017~2020		114,580	USD 100,000	1.75%	2.38%		1,145.80
KEB Hana Bank	2017~2020		114,580	USD 100,000	1.75%	2.38%		1,145.80
Export-import bank of Korea	2017~2020		114,580	USD 100,000	1.75%	2.38%		1,145.80
Korea Development Bank	2016~2021		121,000	USD 100,000	2.15%	2.50%		1,210.00
Morgan Stanley	2016~2021		121,000	USD 100,000	3M Libor+ 2.10%	2.50%		1,210.00
BNP Paribas	2016~2021		121,000	USD 100,000	3M Libor+ 2.10%	2.50%		1,210.00
Nomura	2017~2037		52,457	EUR 40,000	2.60%	1.70%		1,311.42
Nomura	2017~2037		59,423	SEK 450,000	2.62%	2.36%		132.05
Korea Development Bank	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
Kookmin Bank	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
Woori Bank	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
Standard Chartered	2014~2019		104,490	USD 100,000	2.77%	2.63%		1,044.90
Credit Agricole	2014~2019		104,490	USD 100,000	2.77%	2.63%		1,044.90
Morgan Stanley	2014~2019		104,490	USD 100,000	2.70%	2.63%		1,044.90
Korea Development Bank	2018~2023		320,880	USD 300,000	2.03%	3.75%		1,069.60
BNP Paribas	2019~2024		111,841	CHF 100,000	1.78%	0.13%		1,118.41
Kookmin Bank	2019~2024		111,841	CHF 100,000	1.78%	0.13%		1,118.41
KEB Hana Bank	2018~2021		212,960	USD 200,000	2.10%	3.00%		1,064.80
Korea Development Bank	2018~2021		212,960	USD 200,000	2.10%	3.00%		1,064.80
Credit Agricole	2014~2020		110,680	USD 100,000	2.29%	2.50%		1,106.80
Societe Generale	2014~2020		55,340	USD 50,000	2.16%	2.50%		1,106.80
KEB Hana Bank	2014~2020		55,340	USD 50,000	2.16%	2.50%		1,106.80
KEB Hana Bank	2014~2020		55,340	USD 50,000	2.21%	2.50%		1,106.80
Standard Chartered	2014~2020		55,340	USD 50,000	2.21%	2.50%		1,106.80
HSBC	2014~2020		55,340	USD 50,000	2.21%	2.50%		1,106.80
Nomura	2014~2020		55,340	USD 50,000	2.21%	2.50%		1,106.80
BNP Paribas	2014~2020		55,340	USD 50,000	2.21%	2.50%		1,106.80
HSBC	2014~2020		55,340	USD 50,000	2.21%	2.50%		1,106.80
KEB Hana Bank	2017~2022		226,600	USD 200,000	1.94%	2.63%		1,133.00
Korea Development Bank	2017~2022		113,300	USD 100,000	1.94%	2.63%		1,133.00
Nomura	2017~2022		113,300	USD 100,000	1.95%	2.63%		1,133.00
Woori Bank	2017~2022		56,650	USD 50,000	1.95%	2.63%		1,133.00
Kookmin Bank	2017~2022		56,650	USD 50,000	1.95%	2.63%		1,133.00
Korea Development Bank	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
Woori Bank	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
Credit Agricole	2018~2023		112,890	USD 100,000	2.26%	3.88%		1,128.90
KEB Hana Bank	2018~2023		56,445	USD 50,000	2.26%	3.88%		1,128.90
Kookmin Bank	2018~2023		56,445	USD 50,000	2.26%	3.88%		1,128.90

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

12.	Derivatives, Continued

(5)	Interest rate swap contracts which are not designated as hedging instruments as of June 30, 2019 are as follows:

In millions of won and thousands of USD
Counterparty	Contract year		Contract amount	Contract interest rate per annum
				Pay	Receive
KEB Hana Bank	2017~2022	~~W~~	100,000	2.01%	3M CD + 0.24%
KEB Hana Bank	2017~2022		100,000	2.06%	3M CD + 0.27%
Nomura (*1)	2017~2037		30,000	2.05%	3.08%
KEB Hana Bank	2017~2021		200,000	2.45%	3M CD + 0.32%
Nomura (*2)	2018~2038		30,000	2.56%	3.75%
KEB Hana Bank	2018~2023		200,000	2.15%	3M CD + 0.19%
KEB Hana Bank	2018~2023		200,000	2.17%	3M CD + 0.19%
KEB Hana Bank	2018~2023		150,000	2.03%	3M CD + 0.21%
KEB Hana Bank	2019~2024		200,000	1.87%	3M CD + 0.13%
Societe Generale	2017~2022		200,000	3M Libor+ 3.44%	3.77%
Nomura	2017~2027		52,457	3M Libor + 2.25%	2.60%
Nomura	2017~2027		59,423	3M Libor + 2.27%	2.62%
Export-import bank of Korea	2015~2031		USD 15,893	2.67%	6M USD Libor
ING Bank	2015~2031		USD 7,861	2.67%	6M USD Libor
BNP Paribas	2015~2031		USD 7,861	2.67%	6M USD Libor

(*1)	2.05% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CD + 0.10% is applied thereafter.
(*2)	2.56% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CD + 0.10% is applied thereafter.

(6)	Interest rate swap contracts which are designated as hedging instruments as of June 30, 2019 are as follows:

In millions of won and thousands of USD
Counterparty	Contract year	Contract amount	Contract interest rate per annum
			Pay	Receive
BNP Paribas	2009~2027	USD 92,120	4.16%	6M USD Libor
KFW	2009~2027	USD 92,120	4.16%	6M USD Libor
Credit Agricole	2018~2033	USD 90,875	3.98%~4.10%	6M USD Libor
SMBC	2018~2033	USD 118,837	4.05%~4.18%	6M USD Libor
Export-import bank of Korea	2016~2036	USD 2,564	3.00%	4.99%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

12.	Derivatives, Continued

(7)

Gains and losses on valuation and transaction of derivatives for the three and six-month periods ended June 30, 2019 and 2018 are as follows and included in finance income and expenses in the consolidated statements of comprehensive income (loss):

In millions of won		Net income effects of valuation gain (loss)				Net income effects of transaction gain (loss)				Accumulated other comprehensive income (loss) (*)
		June 30, 2019		June 30, 2018		June 30, 2019		June 30, 2018		June 30, 2019		June 30, 2018
		Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
Currency forward	~~W~~	7,484	22,533	101,219	89,979	5,145	10,242	11,549	17,079	—	—	(1,721)	1,606
Currency swap		162,335	309,763	250,718	184,338	18,291	38,911	225	5,950	21,935	43,527	(29,869)	(68,374)
Interest rate swap		(14,213)	(21,113)	(1,706)	2,924	(156)	(391)	774	453	(2,406)	(9,364)	4,179	812

	~~W~~	155,606	311,183	350,231	277,241	23,280	48,762	12,548	23,482	19,529	34,163	(27,411)	(65,956)

(*)

For the six-month period ended June 30, 2019, the net gain on valuation of derivatives applying cash flow hedge accounting of ~~W~~14,556 million, net of tax, is included in other comprehensive income or loss.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

13.	Other Financial Assets

(1)	Other financial assets as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019		December 31, 2018
		Current	Non-current	Current	Non-current
Loans and receivables	~~W~~	113,910	657,040	123,657	639,673
Allowance for doubtful accounts		(80)	(4,937)	(12)	(4,940)
Present value discount		(891)	(37,098)	(992)	(38,712)
Long-term/short-term financial instruments		2,014,027	400,360	1,869,286	448,741

	~~W~~	2,126,966	1,015,365	1,991,939	1,044,762

(2)	Loans and receivables as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019
		Face value	Allowance for doubtful accounts	Present value discount	Book value
Short-term loans and receivables
Loans for tuition	~~W~~	35,398	—	(891)	34,507
Loans for housing		16,631	—	—	16,631
Fisheries loan		320	—	—	320
Other loans		61,561	(80)	—	61,481

		113,910	(80)	(891)	112,939

Long-term loans and receivables
Loans for tuition		416,297	—	(37,073)	379,224
Loans for housing		185,024	—	—	185,024
Loans for related parties		49,049	(4,930)	—	44,119
Fisheries loan		320	—	(25)	295
Other loans		6,350	(7)	—	6,343

		657,040	(4,937)	(37,098)	615,005

	~~W~~	770,950	(5,017)	(37,989)	727,944

In millions of won		December 31, 2018
		Face value	Allowance for doubtful accounts	Present value discount	Book value
Short-term loans and receivables
Loans for tuition	~~W~~	33,333	—	(992)	32,341
Loans for housing		15,572	—	—	15,572
Fisheries loan		320	—	—	320
Other loans		74,432	(12)	—	74,420

		123,657	(12)	(992)	122,653

Long-term loans and receivables
Loans for tuition		414,893	—	(38,659)	376,234
Loans for housing		167,723	—	—	167,723
Loans for related parties		46,798	(4,930)	—	41,868
Fisheries loan		640	—	(53)	587
Other loans		9,619	(10)	—	9,609

		639,673	(4,940)	(38,712)	596,021

	~~W~~	763,330	(4,952)	(39,704)	718,674

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

13.	Other Financial Assets, Continued

(3)	Changes in the allowance for doubtful accounts of loans and receivables for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won		June 30, 2019	December 31, 2018
Beginning balance	~~W~~	4,952	8,948
Bad debt expense		65	22
Others		—	(4,018)

Ending balance	~~W~~	5,017	4,952

(4)	Long-term and short-term financial instruments as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019		December 31, 2018
		Current	Non-current	Current	Non-current
Time deposits	~~W~~	1,826,168	14,292	1,602,285	63,358
ABCP		105,342	—	—	—
CD		40,000	—	10,000	—
RP		517	—	—	—
Others		42,000	386,068	257,001	385,383

	~~W~~	2,014,027	400,360	1,869,286	448,741

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

14.	Inventories

Inventories as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019
		Acquisition cost	Valuation allowance	Book value
Raw materials	~~W~~	3,547,286	(1,430)	3,545,856
Merchandises		514	—	514
Work-in-progress		166,392	—	166,392
Finished goods		55,299	—	55,299
Supplies		2,037,620	(4,340)	2,033,280
Inventories-in-transit		937,144	—	937,144
Other inventories		14,435	—	14,435

	~~W~~	6,758,690	(5,770)	6,752,920

In millions of won		December 31, 2018
		Acquisition cost	Valuation allowance	Book value
Raw materials	~~W~~	3,886,739	(2,609)	3,884,130
Work-in-progress		189,907	(1,028)	188,879
Finished goods		50,526	—	50,526
Supplies		1,858,751	(3,907)	1,854,844
Inventories-in-transit		1,196,113	—	1,196,113
Other inventories		13,761	—	13,761

	~~W~~	7,195,797	(7,544)	7,188,253

The reversal of the allowance for loss on inventory valuation due to increase in the net realizable value of inventory deducted from cost of sales for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 were ~~W~~4,069 million and ~~W~~3,723 million, respectively.

The amounts of loss from inventory valuation included in other gains or losses for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 were ~~W~~2,295 million and ~~W~~1,953 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

15.	Finance Lease Receivables

(1)	Finance lease contracts

The Group entered into a power purchase agreement (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25 year lease term, and accounts for the PPA as a finance lease. Also, the Group has fly-ash pipe conduit finance leases with an average lease term of 7 years. In addition, the Group provides 30 energy storage system installation projects and 56 energy efficiency contracts as finance leases with a lease term of 2 to 10 years. Also, the Group entered into a PPA with the Comision Federal de Electricidad in Mexico to provide for 25 years (December 2013 to November 2038) of all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)

Finance lease receivables as of June 30, 2019 and December 31, 2018 are as follows and included in current and non-current trade and other receivables, net, in the consolidated statements of financial position:

In millions of won		June 30, 2019			December 31, 2018
		Minimum lease payments		Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
Less than 1 year	~~W~~	131,923		92,484	124,918	84,688
1 ~ 5 years		474,508		227,189	467,518	223,622
More than 5 years		1,313,711		678,810	1,333,016	675,036

	~~W~~	1,920,142		998,483	1,925,452	983,346

Less : Allowance for doubtful accounts				(1,297)		(1,133)

			~~W~~	997,186		982,213

(3)	Changes in the allowance for doubtful accounts of finance lease receivables for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won		June 30, 2019	December 31, 2018
Beginning balance	~~W~~	1,132	—
Bad debt expense		165	1,133

Ending balance	~~W~~	1,297	1,133

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

16.	Non-Financial Assets

Non-financial assets as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019		December 31, 2018
		Current	Non-current	Current	Non-current
Advance payment	~~W~~	157,977	186,644	156,073	160,628
Prepaid expenses (*1)		428,223	79,785	290,944	90,449
Others (*2)		618,565	78,583	431,871	76,075

	~~W~~	1,204,765	345,012	878,888	327,152

(*1)	Prepaid expenses amounting to ~~W~~6,433 million was transferred to right-of-assets due to change in accounting policy.

(*2)	Details of others as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019		December 31, 2018
		Current	Non-current	Current	Non-current
Greenhouse gas emissions rights	~~W~~	172,431	—	93,749	—
Other quick assets (*3)		446,134	78,583	338,122	76,075

	~~W~~	618,565	78,583	431,871	76,075

(*3)

The Group recognized an impairment loss of ~~W~~87,023 million as it was determined that there is objective evidence of impairment related to its equity interest in loan receivables from Orano Expansion for the year ended December 31, 2018.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

17.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of June 30, 2019 and December 31, 2018 are as follows:

			Percentage of ownership
Subsidiaries	Key operation activities	Location	June 30, 2019	December 31, 2018
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Architectural engineering for utility plant and others	KOREA	65.77%	65.77%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	KOREA	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	KOREA	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	KOREA	100.00%	100.00%
Garolim Tidal Power Plant Co., Ltd. (*2)	Power generation	KOREA	49.00%	49.00%
KEPCO International HongKong Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
KEPCO Ilijan Corporation	Construction and operation of utility plant	PHILIPPINES	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	LEBANON	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	NETHERLANDS	100.00%	100.00%
KOREA Imouraren Uranium Investment Corp.	Holding company	FRANCE	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	BAHRAIN	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	JORDAN	80.00%	80.00%
KHNP Canada Energy, Ltd.	Holding company	CANADA	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	CANADA	79.64%	79.64%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

17.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of June 30, 2019 and December 31, 2018 are as follows, continued:

Korea Electric Power Nigeria Ltd.	Operation of utility plant	NIGERIA	100.00%	100.00%
KEPCO Holdings de Mexico	Holding company	MEXICO	100.00%	100.00%
KST Electric Power Company	Construction and operation of utility plant	MEXICO	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	MEXICO	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	INDONESIA	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	INDONESIA	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	PHILIPPINES	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	JORDAN	100.00%	100.00%
EWP Philippines Corporation	Holding company	PHILIPPINES	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Corporation	Holding company	USA	100.00%	100.00%
DG Fairhaven Power, LLC	Power generation	USA	100.00%	100.00%
DG Whitefield, LLC	Power generation	USA	100.00%	100.00%
Springfield Power, LLC	Power generation	USA	100.00%	100.00%
KNF Canada Energy Limited	Holding company	CANADA	96.36%	96.36%
EWP Barbados 1 SRL	Holding company	BARBADOS	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	KOREA	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	INDONESIA	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	KOREA	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
EWPRC Biomass Holdings, LLC	Holding company	USA	100.00%	100.00%
KOSEP USA, INC.	Power generation	USA	100.00%	100.00%

			Percentage of ownership
Subsidiaries	Key operation activities	Location	June 30, 2019	December 31, 2018
PT. EWP Indonesia	Holding company	INDONESIA	99.96%	99.96%
KEPCO Netherlands J3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Global One Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Mira Power Limited (*3)	Power generation	PAKISTAN	76.00%	76.00%
KOSEP Material Co., Ltd.	Recycling fly ashes	KOREA	86.22%	86.22%
Commerce and Industry Energy Co., Ltd. (*4)	Power generation	KOREA	85.00%	59.03%
KEPCO Singapore Holdings Pte., Ltd.	Holding company	SINGAPORE	—	100.00%
KEPCO KPS Philippines Corp.	Utility plant maintenance and Others	PHILIPPINES	51.00%	51.00%
KOSPO Chile SpA	Holding company	CHILE	100.00%	100.00%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

17.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of June 30, 2019 and December 31, 2018 are as follows, continued:

PT. KOWEPO Sumsel Operation And Maintenance Services	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
HeeMang Sunlight Power Co., Ltd.	Operation of utility plant	KOREA	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	JORDAN	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd.	Operation of utility plant	KOREA	50.00%	50.00%
HI Carbon Professional Private Special Asset Investment Trust 1	Holding company	KOREA	96.67%	96.67%
Chitose Solar Power Plant LLC	Power generation	JAPAN	80.10%	80.10%
KEPCO Energy Solution Co. Ltd.	Energy service	KOREA	100.00%	100.00%
Solar School Plant Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KOSPO Power Services Limitada	Utility plant maintenance and others	CHILE	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	KOREA	99.01%	99.01%
KOEN Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
EWP Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and Others	LAOS	100.00%	100.00%
KEPCO US Inc.	Holding company	USA	100.00%	100.00%
KEPCO Alamosa LLC	Holding company	USA	50.10%	50.10%
KEPCO Solar of Alamosa, LLC (formerly, Cogentrix of Alamosa, LLC)	Power generation	USA	50.10%	50.10%
KEPCO-LG CNS Mangilao Holdings LLC	Holding company	USA	70.00%	70.00%
Mangilao Investment LLC	Holding company	USA	70.00%	70.00%
KEPCO-LG CNS Mangilao Solar, LLC	Power generation	USA	70.00%	70.00%
Jeju Hanlim Offshore Wind Co., Ltd.	Power generation	KOREA	68.84%	68.84%
PT. Siborpa Eco Power	Construction and operation of utility plant	INDONESIA	55.00%	55.00%
BSK E-New Industry Fund VII	Holding company	KOREA	80.86%	80.86%
e-New Industry LB Fund 1	Holding company	KOREA	75.36%	75.36%
Songhyun e-New Industry Fund	Holding company	KOREA	79.85%	79.85%
PT. Korea Energy Indonesia	Utility plant maintenance and Others	INDONESIA	95.00%	95.00%
KOLAT SpA	Utility plant maintenance and Others	CHILE	100.00%	100.00%
KEPCO California, LLC	Holding company	USA	100.00%	100.00%
KEPCO Mojave Holdings, LLC	Holding company	USA	100.00%	100.00%
Incheon Fuel Cell Co., Ltd.	Power generation	KOREA	60.00%	60.00%
KOEN Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOMIPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOWEPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOSPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
EWP Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
PT. KOMIPO Energy Indonesia	Utility plant maintenance and others	INDONESIA	95.00%	95.00%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

17.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of June 30, 2019 and December 31, 2018 are as follows, continued:

KNF Partners Co., Ltd.	Facility maintenance	KOREA	100.00%	—
KOSPO USA Inc.	Holding company	USA	100.00%	—
Nambu USA LLC	Holding company	USA	100.00%	—
Tamra Offshore Wind Power Co., Ltd. (*5)	Power generation	KOREA	63.00%	27.00%

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	June 30, 2019	December 31, 2018
KEPCO MCS Co., Ltd.	Electric meter reading and others	KOREA	100.00%	—
KEPCO FMS Co., Ltd.	Security service	KOREA	100.00%	—
Firstkeepers Co., Ltd.	Facility maintenance	KOREA	100.00%	—
Secutec Co., Ltd.	Security service	KOREA	100.00%	—
SE Green Energy Co., Ltd. (*5)	Power generation	KOREA	84.80%	47.76%

(*1)	Considering treasury stocks, the effective percentage of ownership is 66.08%.
(*2)

The effective percentage of ownership is less than 50%. However, these subsidiaries are included in the consolidated financial statements as the Group obtained the majority of the voting power through the shareholders’ agreement.

(*3)	As of reporting date, the annual reporting period of all subsidiaries is December 31, except for Mira Power Limited which is November 30.
(*4)

The Group guarantees a certain return on investment related to Commerce and Industry Energy Co., Ltd. for the financial investors. The financial investors have a right to sell their shares to the Group which can be exercised 84 months after the date of investment. Accordingly, the purchase price including the return on investment is classified as a liability.

(*5)	Re-classified from an associate to a subsidiary due to additional acquisition of interest.

(2)	Subsidiaries newly included in and excluded from consolidation for the six-month period ended June 30, 2019 are as follows:

<Subsidiaries newly included in consolidation during the six-month period ended June 30, 2019>

Subsidiary	Reason
KNF Partners Co., Ltd.	Newly established
KOSPO USA Inc.	Newly established
Nambu USA LLC	Newly established
Tamra Offshore Wind Power Co., Ltd.	Additional acquisition
KEPCO MCS Co., Ltd.	Newly established
KEPCO FMS Co., Ltd.	Newly established
Firstkeepers Co., Ltd.	Newly established
Secutec Co., Ltd.	Newly established
SE Green Energy Co., Ltd.	Additional acquisition

<Subsidiaries excluded from consolidation during the six-month period ended June 30, 2019>

Subsidiary	Reason
KEPCO Singapore Holdings Pte., Ltd.	Under Liquidation Process

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

17.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won
June 30, 2019
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	56,977,044	31,238,815	4,593,448	492,750
Korea South-East Power Co., Ltd.		11,101,489	5,980,760	2,711,439	74,363
Korea Midland Power Co., Ltd.		12,152,831	8,455,537	1,969,421	(56,078)
Korea Western Power Co., Ltd.		10,536,788	6,724,075	1,951,551	(124,552)
Korea Southern Power Co., Ltd.		10,492,045	6,112,305	2,612,632	45,933
Korea East-West Power Co., Ltd.		9,201,589	4,461,152	2,551,219	73,583
KEPCO Engineering & Construction Company, Inc.		705,430	243,134	184,402	14,482
KEPCO Plant Service & Engineering Co., Ltd.		1,257,660	317,192	570,519	60,283
KEPCO Nuclear Fuel Co., Ltd.		783,201	385,249	162,016	22,728
KEPCO KDN Co., Ltd.		552,886	163,846	245,550	9,467
Garolim Tidal Power Plant Co., Ltd.		601	345	—	(6)
KEPCO International HongKong Ltd.		147,201	1	—	2,229
KEPCO International Philippines Inc.		106,137	8	—	37,535
KEPCO Gansu International Ltd.		10,444	544	—	(3)
KEPCO Philippines Holdings Inc.		203,592	10,244	—	28,543
KEPCO Philippines Corporation		5,753	56	—	(658)
KEPCO Ilijan Corporation		407,427	55,016	47,418	21,030
KEPCO Lebanon SARL		1,859	9,776	—	279
KEPCO Neimenggu International Ltd.		200,904	—	—	(130)
KEPCO Shanxi International Ltd.		548,980	214,291	—	5,364
KOMIPO Global Pte Ltd.		264,659	424	—	6,672
KEPCO Netherlands B.V.		122,404	77	—	998
KOREA Imouraren Uranium Investment Corp.		63,469	121	—	(21)
KEPCO Australia Pty., Ltd.		396,475	14	—	(7)
KOSEP Australia Pty., Ltd.		41,335	5,018	7,540	1,113
KOMIPO Australia Pty., Ltd.		42,035	5,171	8,207	2,642
KOWEPO Australia Pty., Ltd.		42,449	5,236	8,207	1,564
KOSPO Australia Pty., Ltd.		38,597	2,940	8,207	1,773
KEPCO Middle East Holding Company		98,377	88,973	—	964
Qatrana Electric Power Company		491,443	321,982	10,237	10,022
KHNP Canada Energy, Ltd.		56,417	45	—	(3)
KEPCO Bylong Australia Pty., Ltd.		248,824	340,040	—	(2,302)
Korea Waterbury Uranium Limited Partnership		20,902	165	—	(31)
Korea Electric Power Nigeria Ltd.		27	29	228	(64)
KEPCO Holdings de Mexico		198	33	—	(9)
KST Electric Power Company		536,817	430,304	24,642	8,592
KEPCO Energy Service Company		1,898	988	2,951	391
KEPCO Netherlands S3 B.V.		47,660	77	—	389
PT. KOMIPO Pembangkitan Jawa Bali		11,925	4,739	9,303	4,833
PT. Cirebon Power Service		2,061	481	3,902	207
KOWEPO International Corporation		—	10	—	—
KOSPO Jordan LLC		16,532	1,525	5,313	1,650
EWP Philippines Corporation		1,690	881	—	(96)
EWP America Inc. (*1)		71,563	4,548	13,022	(3,348)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

17.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows, continued:

KNF Canada Energy Limited	1,978	29	—	(22)
EWP Barbados 1 SRL	276,440	378	1,433	385
Gyeonggi Green Energy Co., Ltd.	273,239	166,815	17,330	(4,587)
PT. Tanggamus Electric Power	233,839	195,468	1,298	1,118
Gyeongju Wind Power Co., Ltd.	118,323	80,171	9,838	3,197
KOMIPO America Inc.	10,121	592	192	(317)
KOSEP USA, INC.	1	5,143	—	(117)
PT. EWP Indonesia	31,370	—	—	1,839
KEPCO Netherlands J3 B.V.	119,989	126	—	(49)
Korea Offshore Wind Power Co., Ltd.	233,199	60,035	—	(6,573)
Global One Pioneer B.V.	136	86	—	(53)
Global Energy Pioneer B.V.	304	71	—	(35)
Mira Power Limited	335,129	269,319	—	(494)
KOSEP Material Co., Ltd.	3,053	1,351	1,666	90
Commerce and Industry Energy Co., Ltd.	97,452	45,418	19,135	(2,828)

In millions of won
June 30, 2019
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
KEPCO KPS Philippines Corp.	~~W~~	7,749	555	1,438	(384)
KOSPO Chile SpA		150,336	64,729	—	(413)
PT. KOWEPO Sumsel Operation And Maintenance Services		861	156	—	(467)
HeeMang Sunlight Power Co., Ltd.		12,215	8,548	323	103
Fujeij Wind Power Company		231,521	212,525	—	803
KOSPO Youngnam Power Co., Ltd.		397,990	309,686	154,229	421
HI Carbon Professional Private Special Asset Investment Trust 1		2,996	—	—	6
Chitose Solar Power Plant LLC		120,051	107,261	8,933	1,670
KEPCO Energy Solution Co. Ltd.		307,058	2,384	1,500	1,419
Solar School Plant Co., Ltd.		205,043	850	995	1,277
KOSPO Power Services Limitada		4,953	1,662	6,336	1,851
Energy New Industry Specialized Investment Private Investment Trust (*2)		66,491	1,897	—	(3,361)
KOEN Bylong Pty., Ltd.		4,155	25	—	—
KOMIPO Bylong Pty., Ltd.		4,157	27	—	—
KOWEPO Bylong Pty., Ltd.		4,157	27	—	—
KOSPO Bylong Pty., Ltd.		4,157	27	—	—
EWP Bylong Pty., Ltd.		4,157	27	—	—
KOWEPO Lao International		4,651	720	2,111	555
KEPCO US Inc.		17,216	—	—	—
KEPCO Alamosa LLC		33,509	30	60	(132)
KEPCO Solar of Alamosa, LLC (formerly, Cogentrix of Alamosa, LLC)		65,208	48,981	4,183	(638)
KEPCO-LG CNS Mangilao Holdings LLC		26,665	28,357	—	(432)
Mangilao Investment LLC		26,664	—	—	—
KEPCO-LG CNS Mangilao Solar, LLC		26,368	9	—	(225)
Jeju Hanlim Offshore Wind Co., Ltd.		15,099	413	—	(1,543)
PT. Siborpa Eco Power		12,193	60	—	(511)
PT. Korea Energy Indonesia		1,426	65	1,209	162

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

17.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows, continued:

KOLAT SpA	39,354	718	—	(569)
KEPCO California, LLC	43,553	21	352	(76)
KEPCO Mojave Holdings, LLC	104,804	68,426	—	(2,027)
Incheon Fuel Cell Co., Ltd.	22,893	84	—	(395)
KOEN Service Co., Ltd.	4,467	2,414	11,185	1,501
KOMIPO Service Co., Ltd.	3,898	2,863	11,759	477
KOWEPO Service Co., Ltd.	3,759	1,362	11,507	1,861
KOSPO Service Co., Ltd.	2,780	2,015	7,166	194
EWP Service Co., Ltd.	1,346	588	6,743	197
PT. KOMIPO Energy Indonesia	1,793	10	—	(545)
KNF partners Co., Ltd.	595	397	662	(102)
KOSPO USA Inc.	3,187	86	—	(308)
Nambu USA LLC	—	1	—	(1)
Tamra Offshore Wind Power Co., Ltd.	162,262	126,619	10,668	1,813
KEPCO MCS Co., Ltd.	19,062	14,490	26,573	3,622
KEPCO FMS Co., Ltd.	570	364	328	(294)
Firstkeepers Co., Ltd.	990	—	—	—
Secutec Co., Ltd.	690	—	—	—
SE Green Energy Co., Ltd.	26,348	56	—	—

(*1)

Financial information of EWP America Inc. includes that of six other subsidiaries, EWP Renewable Corporation, DG Fairhaven Power, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.

(*2)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of three other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1 and Songhyun e-New Industry Fund.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

17.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows, continued:

In millions of won
December 31, 2018
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	55,792,704	30,484,104	8,858,717	(137,613)
Korea South-East Power Co., Ltd.		9,997,758	4,948,553	5,521,038	25,736
Korea Midland Power Co., Ltd.		10,839,218	7,088,013	4,368,467	(38,142)
Korea Western Power Co., Ltd.		9,902,752	5,965,410	4,841,261	(28,157)
Korea Southern Power Co., Ltd.		9,810,985	5,463,721	5,539,793	55,439
Korea East-West Power Co., Ltd.		8,744,380	4,092,460	4,933,525	3,345
KEPCO Engineering & Construction Company, Inc.		771,480	310,100	433,701	12,937
KEPCO Plant Service & Engineering Co., Ltd.		1,275,365	296,428	1,239,604	160,791
KEPCO Nuclear Fuel Co., Ltd.		817,416	434,439	230,667	15,835
KEPCO KDN Co., Ltd.		566,807	159,423	622,154	60,016
Garolim Tidal Power Plant Co., Ltd.		608	345	—	(11)
KEPCO International HongKong Ltd.		140,101	1	—	3,307
KEPCO International Philippines Inc.		107,948	1,475	—	52,539
KEPCO Gansu International Ltd.		12,047	515	—	(24)
KEPCO Philippines Holdings Inc.		188,551	9,775	—	53,219
KEPCO Philippines Corporation		6,394	213	—	54
KEPCO Ilijan Corporation		431,444	53,413	99,844	49,631
KEPCO Lebanon SARL		1,509	9,686	—	413
KEPCO Neimenggu International Ltd.		194,336	—	—	20,829
KEPCO Shanxi International Ltd.		519,991	201,732	—	290
KOMIPO Global Pte Ltd.		250,456	961	—	11,478
KEPCO Netherlands B.V.		130,460	77	—	26,550
KOREA Imouraren Uranium Investment Corp.		63,517	171	—	(89,852)
KEPCO Australia Pty., Ltd.		439,719	14	—	49
KOSEP Australia Pty., Ltd.		37,057	2,832	20,294	7,315
KOMIPO Australia Pty., Ltd.		39,066	4,659	20,294	7,193
KOWEPO Australia Pty., Ltd.		39,341	4,702	20,294	7,316
KOSPO Australia Pty., Ltd.		36,525	3,585	20,294	9,520
KEPCO Middle East Holding Company		101,201	92,862	—	3,043
Qatrana Electric Power Company		484,383	326,486	18,766	21,170
KHNP Canada Energy, Ltd.		49,776	35	—	(26)
KEPCO Bylong Australia Pty., Ltd.		254,398	315,921	—	(29,573)
Korea Waterbury Uranium Limited Partnership		20,890	142	—	(74)
Korea Electric Power Nigeria Ltd.		112	39	727	(93)
KEPCO Holdings de Mexico		248	57	—	(11)
KST Electric Power Company		535,807	457,867	109,735	10,274
KEPCO Energy Service Company		1,940	1,454	5,117	(232)
KEPCO Netherlands S3 B.V.		46,518	38	—	1,226
PT. KOMIPO Pembangkitan Jawa Bali		11,405	5,472	20,320	3,925
PT. Cirebon Power Service		1,588	273	7,228	177
KOWEPO International Corporation		—	8	—	—
KOSPO Jordan LLC		16,315	3,432	34,371	1,907
EWP Philippines Corporation		1,684	829	—	(11)
EWP America Inc. (*1)		72,525	4,903	29,557	(4,483)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

17.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows, continued:

KNF Canada Energy Limited	1,801	20	—	(45)
EWP Barbados 1 SRL	268,033	1,581	688	11,221
Gyeonggi Green Energy Co., Ltd.	293,812	185,043	96,442	25,121
PT. Tanggamus Electric Power	216,321	187,502	26,832	9,338
Gyeongju Wind Power Co., Ltd.	122,303	83,348	21,906	8,803
KOMIPO America Inc.	10,092	572	—	(885)
KOSEP USA, INC.	1	4,857	—	4,341
PT. EWP Indonesia	7,444	14	—	3,138
KEPCO Netherlands J3 B.V.	115,978	77	—	(104)
Korea Offshore Wind Power Co., Ltd.	216,114	36,377	—	(8,473)
Global One Pioneer B.V.	162	87	—	(113)
Global Energy Pioneer B.V.	325	74	—	(102)

In millions of won
December 31, 2018
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
Mira Power Limited	~~W~~	277,525	213,104	—	(980)
KOSEP Material Co., Ltd.		2,862	1,249	3,240	377
Commerce and Industry Energy Co., Ltd.		92,872	88,009	27,937	(6,091)
KEPCO Singapore Holdings Pte., Ltd.		582	9	—	(31)
KEPCO KPS Philippines Corp.		7,501	358	4,815	766
KOSPO Chile SpA		139,814	57,502	—	1,016
PT. KOWEPO Sumsel Operation And Maintenance Services		1,313	394	4,343	(654)
HeeMang Sunlight Power Co., Ltd.		10,915	7,626	146	(192)
Fujeij Wind Power Company		217,796	212,435	—	(1,033)
KOSPO Youngnam Power Co., Ltd.		413,472	325,589	369,669	8,155
HI Carbon Professional Private Special Asset Investment Trust 1		3,002	—	—	12
Chitose Solar Power Plant LLC		115,505	105,079	15,022	872
KEPCO Energy Solution Co. Ltd.		304,103	849	5,584	2,532
Solar School Plant Co., Ltd.		204,282	1,366	1,149	2,033
KOSPO Power Services Limitada		3,045	596	9,610	1,132
Energy New Industry Specialized Investment Private Investment Trust (*2)		66,498	1,014	—	(1,140)
KOEN Bylong Pty., Ltd.		5,544	26	—	(10)
KOMIPO Bylong Pty., Ltd.		5,544	26	—	(25)
KOWEPO Bylong Pty., Ltd.		5,544	26	—	—
KOSPO Bylong Pty., Ltd.		5,544	26	—	(25)
EWP Bylong Pty., Ltd.		5,544	16	—	(15)
KOWEPO Lao International		3,800	1,015	2,899	895
KEPCO US Inc.		16,640	—	—	6
KEPCO Alamosa LLC		32,346	79	750	(688)
KEPCO Solar of Alamosa, LLC (formerly, Cogentrix of Alamosa, LLC)		64,223	48,819	9,015	200
KEPCO-LG CNS Mangilao Holdings LLC		25,642	27,197	—	(1,144)
Mangilao Investment LLC		25,641	—	—	—
KEPCO-LG CNS Mangilao Solar, LLC		25,406	146	—	(104)
Jeju Hanlim Offshore Wind Co., Ltd.		16,557	328	—	(925)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

17.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows, continued:

PT. Siborpa Eco Power	12,363	141	—	(1,771)
PT. Korea Energy Indonesia	1,183	60	1,459	223
KOLAT SpA	38,362	474	585	(186)
KEPCO California, LLC	42,171	21	—	(332)
KEPCO Mojave Holdings, LLC	103,189	65,730	—	(3,959)
Incheon Fuel Cell Co., Ltd.	23,626	415	—	(201)
KOEN Service Co., Ltd.	583	31	—	(48)
KOMIPO Service Co., Ltd.	576	17	—	(41)
KOWEPO Service Co., Ltd.	750	227	—	(77)
KOSPO Service Co., Ltd.	576	6	—	(30)
EWP Service Co., Ltd.	667	97	—	(30)
PT. KOMIPO Energy Indonesia	2,236	—	—	—

(*1)

Financial information of EWP America Inc. includes that of six other subsidiaries, EWP Renewable Corporation, DG Fairhaven Power, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.

(*2)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of three other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1 and Songhyun e-New Industry Fund.

(4)	Significant restrictions on the Group’s power over the subsidiaries as of June 30, 2019 are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~35 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors.

KOSPO Youngnam Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Incheon Fuel Cell Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~20 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

17.	Consolidated Subsidiaries, Continued

(5)	Details of non-controlling interest prior to intra-group eliminations as of and for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won
June 30, 2019
Description		KEPCO Ilijan Corporation	KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	167,930	674,593	214,117	908,386	1,965,026
Non-current assets		239,497	583,067	491,313	2,988,981	4,302,858
Current liabilities		(6,883)	(241,396)	(165,471)	(541,198)	(954,948)
Non-current liabilities		(48,133)	(75,796)	(77,663)	(1,937,304)	(2,138,896)
Net assets		352,411	940,468	462,296	1,418,865	3,174,040
Book value of non-controlling interest		172,681	460,829	156,811	717,985	1,508,306
Sales		47,418	570,519	184,402	442,244	1,244,583
Profit for the period		21,030	60,283	14,482	45,349	141,144
Profit for the period attributable to non-controlling interest		10,305	29,539	4,912	9,792	54,548
Cash flows from operating activities		43,185	33,365	8,912	156,242	241,704
Cash flows from investing activities		3,861	79,478	26,576	(142,886)	(32,971)
Cash flows from financing activities before dividends to non-controlling interest		(30,150)	(42,471)	(33,750)	(11,036)	(117,407)
Dividends to non-controlling interest		(28,967)	(39,470)	(1,807)	(7,404)	(77,648)
Effect of exchange rate fluctuation		1,871	(428)	(49)	(8,886)	(7,492)
Net increase (decrease) of cash and cash equivalents		(10,200)	30,474	(118)	(13,970)	6,186

In millions of won
December 31, 2018
Description		KEPCO Ilijan Corporation	KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	163,622	628,725	281,390	956,928	2,030,665
Non-current assets		267,822	646,640	490,090	2,760,500	4,165,052
Current liabilities		(16,819)	(270,097)	(248,402)	(559,552)	(1,094,870)
Non-current liabilities		(36,594)	(26,331)	(61,698)	(1,933,583)	(2,058,206)
Net assets		378,031	978,937	461,380	1,224,293	3,042,641
Book value of non-controlling interest		185,235	479,679	156,500	680,963	1,502,377
Sales		99,844	1,239,604	433,701	966,037	2,739,186
Profit for the period		49,631	160,791	12,937	92,457	315,816
Profit for the period attributable to non-controlling interest		24,319	78,788	4,388	28,475	135,970
Cash flows from operating activities		92,822	129,700	81,042	110,448	414,012
Cash flows from investing activities		(4,452)	(123,593)	(50,569)	35,167	(143,447)
Cash flows from financing activities before dividends to non-controlling interest		(53,733)	(33,737)	(14,591)	(374,669)	(476,730)
Dividends to non-controlling interest		(51,626)	(32,414)	(2,839)	(23,452)	(110,331)
Effect of exchange rate fluctuation		2,840	(124)	31	1,304	4,051
Net increase (decrease) of cash and cash equivalents		(14,149)	(60,168)	13,074	(251,202)	(312,445)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

17.	Consolidated Subsidiaries, Continued

(6)	Changes in goodwill

(i) Details of goodwill as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019	December 31, 2018
Acquisition cost	~~W~~	2,582	2,582
Accumulated impairment		—	—

Carrying book value	~~W~~	2,582	2,582

(ii) There are no changes in goodwill for the six-month period ended June 30, 2019 and for the year ended December 31, 2018.

(7)	Disposals of subsidiaries

The Group received ~~W~~578 million as residual assets from the liquidation of its subsidiary, KEPCO Singapore Holdings Pte., Ltd., during the six-month period ended June 30, 2019, and KEPCO Singapore Holdings Pte., Ltd. is in the process of completing the registration of liquidation.

18.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won
June 30, 2019
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%	~~W~~	94,500	1,784,947
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	664,020
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	453,190
Korea Power Exchange (*2)	Management of power market and others	KOREA	100.00%		127,839	265,271
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	127,571
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	116,351
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	118,019
Dongducheon Dream Power Co., Ltd. (*3)	Power generation	KOREA	33.61%		148,105	71,840
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		87,426	72,479
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		72,000	64,168
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	63,301
Korea Electric Power Corporation Fund (*4)	Developing electric enterprises	KOREA	98.09%		51,500	46,038
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	39,123
Nepal Water & Energy Development Company Private Limited (*5)	Construction and operation of utility plant	NEPAL	57.67%		35,571	31,539
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	31,741
Others (Daeryun Power Co., Ltd. and 45 others)					316,131	152,762

				~~W~~	2,324,562	4,102,360

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

18.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2019 and December 31, 2018 are as follows, continued:

In millions of won
June 30, 2019
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
<Joint ventures>
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%	~~W~~	204,000	249,461
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	248,691
KEPCO SPC Power Corporation (*6)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	220,903
Amman Asia Electric Power Company (*6)	Power generation	JORDAN	60.00%		111,476	181,649
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	183,468
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	82,545
Kelar S.A (*6)	Power generation	CHILE	65.00%		78,060	69,958
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	42,014
Solar Philippines Calatagan Corporation	Power generation	PHILIPPINES	38.00%		47,903	48,456
Daegu Green Power Co., Ltd.	Power generation	KOREA	29.00%		46,225	44,123
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	39,317
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	42,530
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	41,835
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	32,860
Chile Solar JV SpA	Power generation	CHILE	50.00%		37,689	37,319
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		26,892	31,167
Others (Shuweihat Asia Power Investment B.V.and 41 others)					344,238	281,790

					1,687,061	1,878,086

				~~W~~	4,011,623	5,980,446

(*1)	The effective percentage of ownership is 21.57% including treasury stocks.
(*2)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. The Group can exercise significant influence by its right to nominate directors to the board of directors of the entity.

(*3)	The effective percentage of ownership is 34.01% including redeemable convertible preferred stock.
(*4)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. For this reason, the entity is classified as an associate.

(*5)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. For this reason, the entity is classified as an associate.

(*6)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For this reason, the entities are classified as joint ventures.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

18.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2019 and December 31, 2018 are as follows, continued:

In millions of won
December 31, 2018
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%	~~W~~	94,500	1,701,848
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	647,010
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	511,646
Korea Power Exchange (*2)	Management of power market and others	KOREA	100.00%		127,839	251,802
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	127,160
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	114,566
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	108,628
Dongducheon Dream Power Co., Ltd. (*3)	Power generation	KOREA	33.61%		148,105	76,386
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		84,374	77,165
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		72,000	67,600
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	57,558
Korea Electric Power Corporation Fund (*4)	Developing electric enterprises	KOREA	98.09%		51,500	47,189
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	40,338
Nepal Water & Energy Development Company Private Limited (*5)	Construction and operation of utility plant	NEPAL	57.67%		35,571	30,961
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	31,097
Others (Daeryun Power Co., Ltd. and 42 others)					333,042	173,866

				~~W~~	2,338,421	4,064,820

<Joint ventures>
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%	~~W~~	204,000	240,591
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	239,632
KEPCO SPC Power Corporation (*6)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	208,306
Amman Asia Electric Power Company (*6)	Power generation	JORDAN	60.00%		111,476	177,357
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	166,162
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	105,328
Kelar S.A (*6)	Power generation	CHILE	65.00%		78,060	72,824
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	51,094
Solar Philippines Calatagan Corporation	Power generation	PHILIPPINES	38.00%		47,903	47,903
Daegu Green Power Co., Ltd.	Power generation	KOREA	29.00%		46,225	41,110
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	42,505
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	39,442
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	41,415
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	38,898
Chile Solar JV SpA	Power generation	CHILE	50.00%		37,689	36,865
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		746	7,081
Others (Shuweihat Asia Power Investment B.V. and 38 others)					330,640	257,012

					1,647,317	1,813,525

				~~W~~	3,985,738	5,878,345

(*1)	The effective percentage of ownership is 21.57% including treasury stocks.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

18.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2019 and December 31, 2018 are as follows, continued:

(*2)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. The Group can exercise significant influence by its right to nominate directors to the board of directors of the entity.

(*3)	The effective percentage of ownership is 34.01% including redeemable convertible preferred stock.
(*4)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. For this reason, the entity is classified as an associate.

(*5)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. For this reason, the entity is classified as an associate.

(*6)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For this reason, the entities are classified as joint ventures.

(2)	The fair value of associates which are actively traded on an open market and have a readily available market value as of

June 30, 2019 and December 31, 2018 are as follows:

In millions of won
Investees		June 30, 2019	December 31, 2018
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	~~W~~	34,129	33,609
Korea Gas Corporation		797,580	910,980
YTN Co., Ltd.		17,955	18,900
SPC Power Corporation		93,157	72,710
PT. Bayan Resources TBK		1,063,401	1,017,601

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows :

In millions of won
June 30, 2019
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,701,848	—	—	(25,704)	109,072	506	(775)	1,784,947
Gemeng International Energy Co., Ltd.		647,010	—	—	(11,468)	7,753	20,725	—	664,020
PT. Bayan Resources TBK		511,646	—	—	(71,100)	14,574	(1,930)	—	453,190
Korea Power Exchange		251,802	—	—	—	13,469	—	—	265,271
Hyundai Green Power Co., Ltd.		127,160	—	—	(8,889)	9,300	—	—	127,571
S-Power Co., Ltd.		114,566	—	—	—	1,785	—	—	116,351
PT. Cirebon Electric Power		108,628	—	—	—	6,419	2,972	—	118,019
Dongducheon Dream Power Co., Ltd.		76,386	—	—	—	(4,546)	—	—	71,840
Xe-Pian Xe-Namnoy Power Co., Ltd.		77,165	3,052	—	—	(10,428)	2,690	—	72,479
Shin Pyeongtaek Power Co., Ltd.		67,600	—	—	—	(3,532)	100	—	64,168
SPC Power Corporation		57,558	—	—	(5,055)	3,801	6,952	45	63,301
Korea Electric Power Corporation Fund		47,189	—	—	—	(1,463)	312	—	46,038

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

18.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows, continued:

YTN Co., Ltd.		40,338	—	—	(180)	(1,178)	11	132	39,123
Nepal Water & Energy Development Company Private Limited		30,961	—	—	—	(427)	1,005	—	31,539
PT Wampu Electric Power		31,097	—	—	—	(428)	1,072	—	31,741
Others		173,866	2,533	—	(4,197)	(422)	(987)	(18,031)	152,762

	~~W~~	4,064,820	5,585	—	(126,593)	143,749	33,428	(18,629)	4,102,360

In millions of won
June 30, 2019
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Joint ventures>
GS Donghae Electric Power Co., Ltd.	~~W~~	240,591	—	—	(10,200)	19,070	—	—	249,461
Jamaica Public Service Company Limited		239,632	—	—	—	758	16,603	(8,302)	248,691
KEPCO SPC Power Corporation		208,306	—	—	(17,839)	21,347	9,077	12	220,903
Amman Asia Electric Power Company		177,357	—	—	—	9,915	(5,623)	—	181,649
Datang Chifeng Renewable Power Co., Ltd.		166,162	—	—	—	11,912	5,394	—	183,468
Rabigh Electricity Company		105,328	—	—	—	(17,714)	(4,359)	(710)	82,545
Kelar S.A		72,824	—	—	—	2,938	(5,893)	89	69,958
RE Holiday Holdings LLC		51,094	—	—	—	(8,151)	(929)	—	42,014
Solar Philippines Calatagan Corporation		47,903	—	—	(3,026)	2,341	1,238	—	48,456
Daegu Green Power Co., Ltd.		41,110	—	—	—	3,013	—	—	44,123
Chun-cheon Energy Co., Ltd.		42,505	—	—	—	(3,188)	—	—	39,317
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		39,442	—	—	—	1,782	1,306	—	42,530
RE Barren Ridge 1 Holdings LLC		41,415	—	—	(1,020)	1,270	170	—	41,835
RE Pioneer Holdings LLC		38,898	—	—	(675)	(5,430)	67	—	32,860
Chile Solar JV SpA		36,865	—	—	—	(609)	1,063	—	37,319
PT. Tanjung Power Indonesia		7,081	26,146	—	—	1,995	(4,051)	(4)	31,167
Others		257,012	27,002	—	(6,917)	2,826	(481)	2,348	281,790

		1,813,525	53,148	—	(39,677)	44,075	13,582	(6,567)	1,878,086

	~~W~~	5,878,345	58,733	—	(166,270)	187,824	47,010	(25,196)	5,980,446

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

18.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows, continued:

In millions of won
December 31, 2018
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,618,868	—	—	—	107,952	(24,843)	(129)	1,701,848
Gemeng International Energy Co., Ltd.		649,973	—	—	(11,246)	15,156	(6,873)	—	647,010
PT. Bayan Resources TBK		451,831	—	—	(33,651)	74,776	18,690	—	511,646
Korea Power Exchange		237,631	—	—	—	16,031	—	(1,860)	251,802
Hyundai Green Power Co., Ltd.		114,806	—	—	(8,889)	21,243	—	—	127,160
S-Power Co., Ltd.		116,945	—	—	—	(2,326)	—	(53)	114,566
PT. Cirebon Electric Power		97,410	—	—	(4,432)	9,385	6,265	—	108,628
Dongducheon Dream Power Co., Ltd.		53,233	36,971	—	—	(13,824)	—	6	76,386
Xe-Pian Xe-Namnoy Power Co., Ltd.		61,779	12,893	—	—	(479)	2,972	—	77,165
Shin Pyeongtaek Power Co., Ltd.		34,903	28,080	—	—	(2,946)	6,673	890	67,600
SPC Power Corporation		52,283	—	—	(9,549)	4,235	10,578	11	57,558
Korea Electric Power Corporation Fund		47,974	—	—	—	(505)	(280)	—	47,189
YTN Co., Ltd.		40,606	—	—	(180)	545	(186)	(447)	40,338
Nepal Water & Energy Development Company Private Limited		30,498	—	—	—	(770)	1,233	—	30,961
PT Wampu Electric Power		29,403	—	—	—	408	1,286	—	31,097
Others		199,278	4,339	—	(5,102)	(12,872)	(1,367)	(10,410)	173,866

	~~W~~	3,837,421	82,283	—	(73,049)	216,009	14,148	(11,992)	4,064,820

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

18.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows, continued:

In millions of won
December 31, 2018
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Joint ventures>
GS Donghae Electric Power Co., Ltd.	~~W~~	220,727	—	—	—	20,061	—	(197)	240,591
Jamaica Public Service Company Limited		221,153	—	—	(4,472)	13,099	9,852	—	239,632
KEPCO SPC Power Corporation		217,094	—	—	(41,601)	44,909	(12,092)	(4)	208,306
Amman Asia Electric Power Company		145,676	—	—	—	19,604	12,077	—	177,357
Datang Chifeng Renewable Power Co., Ltd.		171,055	—	—	(18,859)	14,808	(842)	—	166,162
Rabigh Electricity Company		99,356	—	—	(29,067)	13,305	22,371	(637)	105,328
Kelar S.A		67,233	—	—	—	2,732	2,859	—	72,824
RE Holiday Holdings LLC		—	42,948	—	(112)	8,055	203	—	51,094
Solar Philippines Calatagan Corporation		—	47,903	—	—	—	—	—	47,903
Daegu Green Power Co., Ltd.		42,391	—	—	—	(1,283)	—	2	41,110
Chun-cheon Energy Co., Ltd.		48,118	—	—	—	(5,613)	—	—	42,505
Datang KEPCO Chaoyang Renewable Power Co., Ltd.(*)		11,060	—	—	—	582	(1,214)	29,014	39,442
RE Barren Ridge 1 Holdings LLC		—	28,021	—	(1,114)	13,994	514	—	41,415
RE Pioneer Holdings LLC		—	27,891	—	(979)	11,585	401	—	38,898
Chile Solar JV SpA		—	36,654	—	—	4,453	(5,278)	1,036	36,865
PT. Tanjung Power Indonesia		1,776	—	—	—	3,373	1,928	4	7,081
Others		247,636	53,725	(1,632)	(5,922)	(16,572)	10,206	(30,429)	257,012

		1,493,275	237,142	(1,632)	(102,126)	147,092	40,985	(1,211)	1,813,525

	~~W~~	5,330,696	319,425	(1,632)	(175,175)	363,101	55,133	(13,203)	5,878,345

(*)	Datang Chaoyang Renewable Power Co., Ltd. was merged with Datang KEPCO Chaoyang Renewable Power Co., Ltd. during the year ended December 31, 2018.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

18.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won
June 30, 2019
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation	~~W~~	37,327,270	28,440,165	13,644,867	511,043
Gemeng International Energy Co., Ltd.		6,495,428	4,542,431	939,803	40,885
PT. Bayan Resources TBK		1,396,890	795,631	794,128	175,773
Korea Power Exchange		314,078	48,807	52,622	9,785
Hyundai Green Power Co., Ltd.		1,117,814	677,913	240,854	37,663
S-Power Co., Ltd.		788,021	547,156	310,718	3,533
PT. Cirebon Electric Power		879,217	450,060	140,128	22,645
Dongducheon Dream Power Co., Ltd.		1,442,120	1,187,683	344,785	(11,283)
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,076,492	782,354	—	(41,448)
Shin Pyeongtaek Power Co., Ltd.		768,559	607,061	—	(726)
SPC Power Corporation		255,687	25,094	32,240	20,076
Korea Electric Power Corporation Fund		47,021	91	466	144
YTN Co., Ltd.		275,727	93,151	55,495	(4,639)
Nepal Water & Energy Development Company Private Limited		55,512	3,297	—	(514)
PT Wampu Electric Power		226,317	157,314	8,383	2,923

<Joint ventures>
GS Donghae Electric Power Co., Ltd.		2,277,858	1,544,149	371,586	56,088
Jamaica Public Service Company Limited		1,418,895	828,719	504,147	6,567
KEPCO SPC Power Corporation		325,270	31,515	91,877	28,651
Amman Asia Electric Power Company		818,297	515,402	11,361	16,535
Datang Chifeng Renewable Power Co., Ltd.		782,540	323,747	70,488	29,334
Rabigh Electricity Company		2,468,920	2,078,516	84,140	(39,784)
Kelar S.A		669,129	565,603	45,971	8,042
RE Holiday Holdings LLC		332,854	248,826	2,489	(3,538)
Solar Philippines Calatagan Corporation		100,257	50,885	9,857	6,161
Daegu Green Power Co., Ltd.		576,391	498,711	164,645	—
Chun-cheon Energy Co., Ltd.		626,450	494,968	172,246	(10,455)
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		195,919	89,594	14,141	4,456
RE Barren Ridge 1 Holdings LLC		215,424	131,753	2,227	924
RE Pioneer Holdings LLC		250,094	184,374	2,775	(1,728)
Chile Solar JV SpA		75,255	618	196	(1,219)
PT. Tanjung Power Indonesia		593,092	504,045	50,675	6,178

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

18.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows, continued:

In millions of won
December 31, 2018
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation	~~W~~	39,689,692	31,186,488	26,185,038	523,480
Gemeng International Energy Co., Ltd.		7,155,937	4,420,561	1,921,367	120,558
PT. Bayan Resources TBK		1,388,199	566,890	1,707,387	521,666
Korea Power Exchange		304,318	52,516	108,571	16,031
Hyundai Green Power Co., Ltd.		1,127,220	688,738	501,798	66,925
S-Power Co., Ltd.		825,354	588,022	551,378	(6,185)
PT. Cirebon Electric Power		876,069	481,061	274,962	33,144
Dongducheon Dream Power Co., Ltd.		1,512,510	1,244,178	828,430	(22,864)
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,015,013	702,187	—	(1,214)
Shin Pyeongtaek Power Co., Ltd.		674,100	511,582	—	682
SPC Power Corporation		225,599	16,819	50,317	37,355
Korea Electric Power Corporation Fund		48,280	176	1,315	(649)
YTN Co., Ltd.		286,964	98,682	132,382	1,587
Nepal Water & Energy Development Company Private Limited		55,453	4,249	—	(984)
PT Wampu Electric Power		223,009	155,406	13,463	4,624

<Joint ventures>
GS Donghae Electric Power Co., Ltd.		2,259,129	1,551,509	787,425	58,976
Jamaica Public Service Company Limited		1,396,421	827,837	992,677	32,507
KEPCO SPC Power Corporation		312,093	35,091	184,046	59,543
Amman Asia Electric Power Company		792,532	496,791	23,676	32,674
Datang Chifeng Renewable Power Co., Ltd.		751,551	336,024	117,270	37,159
Rabigh Electricity Company		2,448,690	2,003,050	274,184	38,789
Kelar S.A		626,206	518,135	87,507	8,587
RE Holiday Holdings LLC		334,742	232,553	9,451	1,319
Solar Philippines Calatagan Corporation		121,650	51,219	16,689	8,732
Daegu Green Power Co., Ltd.		591,263	523,972	291,734	(4,424)
Chun-cheon Energy Co., Ltd.		666,050	523,904	320,950	(19,133)
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		190,951	92,347	18,824	2,557
RE Barren Ridge 1 Holdings LLC		221,304	138,473	10,567	8,625
RE Pioneer Holdings LLC		252,512	174,717	12,364	6,544
Chile Solar JV SpA		73,740	10	73	8,906
PT. Tanjung Power Indonesia		505,551	485,321	109,029	9,717

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

18.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won
June 30, 2019
Investees		Net assets	Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	8,887,105	21.57%	1,916,949	—	—	(132,002)	1,784,947
Gemeng International Energy Co., Ltd.		1,952,997	34.00%	664,020	—	—	—	664,020
PT. Bayan Resources TBK		601,259	20.00%	120,252	409,318	—	(76,380)	453,190
Korea Power Exchange		265,271	100.00%	265,271	—	—	—	265,271
Hyundai Green Power Co., Ltd.		439,901	29.00%	127,571	—	—	—	127,571
S-Power Co., Ltd.		240,865	49.00%	118,024	—	(1,673)	—	116,351
PT. Cirebon Electric Power		429,157	27.50%	118,019	—	—	—	118,019
Dongducheon Dream Power Co., Ltd.		254,437	34.01%	86,534	1,757	(3,869)	(12,582)	71,840
Xe-Pian Xe-Namnoy Power Co., Ltd.		294,138	25.00%	73,534	305	(1,071)	(289)	72,479
Shin Pyeongtaek Power Co., Ltd.		161,498	40.00%	64,599	12,800	(13,231)	—	64,168
SPC Power Corporation		230,593	38.00%	87,625	—	—	(24,324)	63,301
Korea Electric Power Corporation Fund		46,930	98.09%	46,034	—	—	4	46,038
YTN Co., Ltd.		182,576	21.43%	39,123	—	—	—	39,123
Nepal Water & Energy Development Company Private Limited		52,215	57.67%	30,112	972	—	455	31,539
PT Wampu Electric Power		69,003	46.00%	31,741	—	—	—	31,741

<Joint ventures>
GS Donghae Electric Power Co., Ltd.		733,709	34.00%	249,461	—	—	—	249,461
Jamaica Public Service Company Limited		590,176	40.00%	236,070	(80,161)	—	92,781	248,691
KEPCO SPC Power Corporation		293,755	75.20%	220,903	—	—	—	220,903
Amman Asia Electric Power Company		302,895	60.00%	181,737	—	—	(88)	181,649
Datang Chifeng Renewable Power Co., Ltd.		458,793	40.00%	183,517	—	—	(49)	183,468
Rabigh Electricity Company		390,404	40.00%	156,162	—	(70,977)	(2,640)	82,545
Kelar S.A		103,526	65.00%	67,292	2,666	—	—	69,958
RE Holiday Holdings LLC		84,028	50.00%	42,014	—	—	—	42,014
Solar Philippines Calatagan Corporation		49,372	38.00%	18,761	29,695	—	—	48,456
Daegu Green Power Co., Ltd.		77,680	29.00%	22,527	84	—	21,512	44,123
Chun-cheon Energy Co., Ltd.		131,482	29.90%	39,314	3	—	—	39,317
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		106,325	40.00%	42,530	—	—	—	42,530
RE Barren Ridge 1 Holdings LLC		83,671	50.00%	41,835	—	—	—	41,835
RE Pioneer Holdings LLC		65,720	50.00%	32,860	—	—	—	32,860
Chile Solar JV SpA		74,637	50.00%	37,319	—	—	—	37,319
PT. Tanjung Power Indonesia		89,047	35.00%	31,167	—	—	—	31,167

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

18.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of June 30, 2019 and December 31, 2018 are as follows, continued:

In millions of won
December 31, 2018
Investees		Net assets	Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	8,503,204	21.57%	1,834,141	—	—	(132,293)	1,701,848
Gemeng International Energy Co., Ltd.		2,735,376	34.00%	930,028	—	—	(283,018)	647,010
PT. Bayan Resources TBK		821,309	20.00%	164,262	423,763	—	(76,379)	511,646
Korea Power Exchange		251,802	100.00%	251,802	—	—	—	251,802
Hyundai Green Power Co., Ltd.		438,482	29.00%	127,160	—	—	—	127,160
S-Power Co., Ltd.		237,332	49.00%	116,293	—	(1,727)	—	114,566
PT. Cirebon Electric Power		395,008	27.50%	108,628	—	—	—	108,628
Dongducheon Dream Power Co., Ltd.		268,332	34.01%	91,260	1,757	(4,049)	(12,582)	76,386
Xe-Pian Xe-Namnoy Power Co., Ltd.		312,826	25.00%	78,207	253	(1,006)	(289)	77,165
Shin Pyeongtaek Power Co., Ltd.		162,518	40.00%	65,007	12,800	(10,207)	—	67,600
SPC Power Corporation		208,780	38.00%	79,336	—	—	(21,778)	57,558
Korea Electric Power Corporation Fund		48,104	98.09%	47,185	—	—	4	47,189
YTN Co., Ltd.		188,282	21.43%	40,346	—	(6)	(2)	40,338
Nepal Water & Energy Development Company Private Limited		51,204	57.67%	29,529	972	—	460	30,961
PT Wampu Electric Power		67,603	46.00%	31,097	—	—	—	31,097

<Joint ventures>
GS Donghae Electric Power Co., Ltd.		707,620	34.00%	240,591	—	—	—	240,591
Jamaica Public Service Company Limited		568,584	40.00%	227,434	(80,161)	—	92,359	239,632
KEPCO SPC Power Corporation		277,002	75.20%	208,306	—	—	—	208,306
Amman Asia Electric Power Company		295,741	60.00%	177,445	—	—	(88)	177,357
Datang Chifeng Renewable Power Co., Ltd.		415,527	40.00%	166,211	—	—	(49)	166,162
Rabigh Electricity Company		445,640	40.00%	178,256	—	(70,977)	(1,951)	105,328
Kelar S.A		108,071	65.00%	70,246	2,470	—	108	72,824
RE Holiday Holdings LLC		102,189	50.00%	51,094	—	—	—	51,094
Solar Philippines Calatagan Corporation		70,431	38.00%	26,764	21,139	—	—	47,903
Daegu Green Power Co., Ltd.		67,291	29.00%	19,514	84	—	21,512	41,110
Chun-cheon Energy Co., Ltd.		142,146	29.90%	42,502	3	—	—	42,505
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		98,604	40.00%	39,442	—	—	—	39,442
RE Barren Ridge 1 Holdings LLC		82,831	50.00%	41,415	—	—	—	41,415
RE Pioneer Holdings LLC		77,795	50.00%	38,898	—	—	—	38,898
Chile Solar JV SpA		73,730	50.00%	36,865	—	—	—	36,865
PT. Tanjung Power Indonesia		20,230	35.00%	7,081	—	—	—	7,081

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

18.	Investments in Associates and Joint Ventures, Continued

(6)

As of June 30, 2019 and December 31, 2018, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

In millions of won		June 30, 2019		December 31, 2018
		Unrecognized equity interest	Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
Hadong Mineral Fiber Co., Ltd.	~~W~~	—	2	—	2
PT. Mutiara Jawa		—	—	(746)	—
Eurasia Energy Holdings		6	185	7	179
Gunsan Bio Energy Co., Ltd.		592	2,794	916	2,202
Daehan Wind Power PSC		—	—	(412)	—
Hyundai Energy Co., Ltd.		4,805	30,646	25,841	25,841
Nghi Son 2 Power LLC		66,998	108,657	41,659	41,659
Samcheok Eco Materials Co., Ltd.		(35)	1,250	1,285	1,285
Naepo Green Energy Co., Ltd.		5,171	5,171	—	—

(7)	As of June 30, 2019, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i)	Gemeng International Energy Co., Ltd.

Gemeng International Energy Co., Ltd., issued put options on 8% of its shares to its financial investors, KEPCO Woori Sprott PEF (NPS Co-Pa PEF). If the investment fund is not collected until the maturity date (December 25, 2023, two years extension is possible), PEF can exercise the option at strike price which is the same as a principal investment price (including operating fees ratio of below 1% per annum), and also, the Group provided a performance guarantee on this agreement.

(ii)	Hyundai Energy Co., Ltd.

The Group had placed guarantees for a fixed return on the investment to NH Power II Co., Ltd. and National Agricultural Cooperative Federation (“NACF”) and had obtained the rights to acquire the investment securities in return preferentially. In addition, NH Power II Co., Ltd. and NACF have a right, which can be exercised for 30 days starting from 2 months to 1 month prior to 17 years after the termination date of the contract to sell their shares to the Group.

(iii)	Taebaek Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period of defect repair for wind power generator has expired, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(iv)	Pyeongchang Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation.

(v)	Jeongam Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Jeongam Wind Power Co., Ltd. after the construction of the power plant has been completed, the Group is obligated to acquire those shares at fair value.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

18.	Investments in Associates and Joint Ventures, Continued

(7)	As of June 30, 2019, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(vi)	Daejung Offshore Wind Power Co., Ltd.

In the case where Doosan Heavy Industries Co., Ltd., a co-participant of the joint venture agreement, decides to dispose of its shares in Daejung Offshore Wind Power Co., Ltd., the Group is obligated to acquire those shares after evaluating the economic feasibility of the facilities installed by Doosan Heavy Industries Co., Ltd..

(vii)	Hyundai Green Power Co., Ltd.

As of June 30, 2019, Hyundai Green Power Co., Ltd., an associate of the Group, which engages in the byproduct gas power generating business, entered into a project financing agreement with a limit of ~~W~~852.1 billion with Korea Development Bank and others. At a certain period in the future, the Group has call option against the financial investors (Korea Development Bank and others) and also has an obligation to purchase its shares when claimed by the financial investors. At a certain period in the future, the Group has put option against Hyundai Steel Company and a third party designated by Hyundai Steel Company (collectively, “Hyundai Steel Group”), the operating investor of Hyundai Green Power Co., Ltd., according to the conditions of the agreement and also has an obligation to sell its shares upon request from Hyundai Steel Company.

(viii)	YeongGwang Yaksu Wind Electric. Co., Ltd

As of June 30, 2019, YeongGwang Yaksu Wind Electric. Co., Ltd, an associate of the Group, which engages in the wind power generating business, entered into a project financing agreement with a limit of ~~W~~46 billion with IBK and others.

(ix)	Daegu Green Power Co., Ltd.

In relation to the interest of Daegu Green Power Co., Ltd. held by the financial investors, the Group has rights to purchase all the shares at the yield-based transfer amount agreed upon between the shareholders after 5, 10 and 13 years from the date of the investment.

In relation to the interest of Daegu Green Power Co. Ltd. held by Lotte Engineering & Construction Co., the Group has the right to purchase all or part of the shares at the yield-based transferring amount agreed upon between the shareholders.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

18.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s power over associates or joint ventures as of June 30, 2019 are as follows:

Company	Nature and extent of any significant restrictions

Daeryun Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Changjuk Wind Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Taebaek Wind Power Co., Ltd.	Financial institutions can reject or defer an approval with regard to the request for fund executions on subordinated loans of shareholders in order to pay senior loans based on the loan agreement.

Pyeongchang Wind Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Daegu Green Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions is obtained.

KNH Solar Co., Ltd.	Principal and interest, dividends to shareholders cannot be paid without written consent of financial institutions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

19.	Property, Plant and Equipment

(1)	Property, plant and equipment as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019
		Acquisition cost	Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	13,710,003	(21,968)	—	(27,350)	13,660,685
Buildings		19,633,487	(61,014)	(7,889,221)	(3,669)	11,679,583
Structures		67,656,684	(186,805)	(24,601,736)	(8,399)	42,859,744
Machinery		83,663,776	(164,583)	(36,604,839)	(439,350)	46,455,004
Ships		3,654	—	(3,403)	—	251
Vehicles		282,417	(3,256)	(224,189)	(115)	54,857
Equipment		1,603,208	(331)	(1,267,157)	(42)	335,678
Tools		1,097,504	(532)	(923,816)	(39)	173,117
Construction-in-progress		31,495,229	(59,532)	—	(208,045)	31,227,652
Right-of-use assets		7,173,402	—	(2,466,378)	—	4,707,024
Asset retirement costs		9,458,896	—	(3,919,487)	(146,423)	5,392,986
Others		12,572,722	—	(9,953,411)	—	2,619,311

	~~W~~	248,350,982	(498,021)	(87,853,637)	(833,432)	159,165,892

In millions of won		December 31, 2018
		Acquisition cost	Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	13,554,292	(21,968)	—	—	13,532,324
Buildings		19,431,536	(63,189)	(7,494,176)	(3,669)	11,870,502
Structures		66,335,506	(190,854)	(23,615,312)	(8,399)	42,520,941
Machinery		82,047,823	(173,242)	(34,151,878)	(439,350)	47,283,353
Ships		3,655	—	(3,353)	—	302
Vehicles		287,954	(4,220)	(215,649)	(116)	67,969
Equipment		1,558,309	(418)	(1,175,408)	(42)	382,441
Tools		1,073,145	(675)	(880,432)	(38)	192,000
Construction-in-progress		29,026,880	(54,740)	—	(205,713)	28,766,427
Finance lease assets		2,390,701	(26)	(2,194,971)	—	195,704
Asset retirement costs		9,424,181	—	(3,706,004)	(146,423)	5,571,754
Others		11,875,394	—	(9,515,917)	—	2,359,477

	~~W~~	237,009,376	(509,332)	(82,953,100)	(803,750)	152,743,194

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

19.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won		June 30, 2019
		Beginning balance	Effect of change in accounting policy	Acquisitions	Disposals	Depreciation	Impairment (*)	Others	Ending balance
Land	~~W~~	13,554,292	—	85,873	(24,014)	—	(27,350)	93,852	13,682,653
(Government grants)		(21,968)	—	—	—	—	—	—	(21,968)
Buildings		11,933,691	—	4,453	(5,356)	(393,414)	—	201,223	11,740,597
(Government grants)		(63,189)	—	(592)	—	2,802	—	(35)	(61,014)
Structures		42,711,795	—	147	(236,780)	(1,133,177)	—	1,704,564	43,046,549
(Government grants)		(190,854)	—	—	888	4,662	—	(1,501)	(186,805)
Machinery		47,456,595	—	124,973	(125,220)	(2,628,079)	—	1,791,318	46,619,587
(Government grants)		(173,242)	—	—	260	8,716	—	(317)	(164,583)
Ships		302	—	—	—	(51)	—	—	251
Vehicles		72,189	—	850	(52)	(15,812)	—	938	58,113
(Government grants)		(4,220)	—	(45)	—	1,078	—	(69)	(3,256)
Equipment		382,859	—	16,165	(36)	(100,206)	—	37,227	336,009
(Government grants)		(418)	—	(54)	—	141	—	—	(331)
Tools		192,675	—	6,459	(7)	(42,843)	—	17,365	173,649
(Government grants)		(675)	—	—	—	143	—	—	(532)
Construction-in-progress		28,821,167	—	5,740,613	(42)	—	(2,335)	(3,272,219)	31,287,184
(Government grants)		(54,740)	—	(6,583)	—	—	—	1,791	(59,532)
Finance lease assets		195,730	(195,415)	—	—	(14)	—	(301)	—
(Government grants)		(26)	26	—	—	—	—	—	—
Right-of-use assets		—	4,828,795	151,800	—	(273,570)	—	(1)	4,707,024
Asset retirement costs		5,571,754	—	—	—	(314,271)	—	135,503	5,392,986
Others		2,359,477	—	754	(3,959)	(419,436)	—	682,475	2,619,311

	~~W~~	152,743,194	4,633,406	6,124,813	(394,318)	(5,303,331)	(29,685)	1,391,813	159,165,892

(*)

KEPCO Bylong Australia Pty., Ltd., 100% owned subsidiary, performed an impairment test over the land and the Group recognized the amount of the carrying amount in excess of its recoverable amount as impairment loss.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

19.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows, continued:

In millions of won		December 31, 2018
		Beginning balance	Acquisitions	Disposals	Depreciation	Impairment (*1)	Others	Ending balance
Land	~~W~~	13,318,542	2,254	(18,240)	—	—	251,736	13,554,292
(Government grants)		(21,968)	—	—	—	—	—	(21,968)
Buildings		12,053,526	10,156	(8,545)	(767,845)	(1,896)	648,295	11,933,691
(Government grants)		(63,539)	(4,213)	31	6,836	—	(2,304)	(63,189)
Structures		44,104,778	11,123	(587,278)	(2,476,278)	(360)	1,659,810	42,711,795
(Government grants)		(196,414)	—	3,270	10,292	—	(8,002)	(190,854)
Machinery (*2)		46,875,798	460,676	(250,159)	(4,973,252)	(393,839)	5,737,371	47,456,595
(Government grants)		(183,188)	(1,185)	823	18,099	—	(7,791)	(173,242)
Ships		403	—	—	(103)	—	2	302
Vehicles		81,038	2,774	(402)	(32,620)	—	21,399	72,189
(Government grants)		(6,322)	(45)	—	2,146	—	1	(4,220)
Equipment		420,672	36,884	(265)	(187,821)	(36)	113,425	382,859
(Government grants)		(761)	(22)	—	365	—	—	(418)
Tools		200,663	12,331	(268)	(83,283)	(6)	63,238	192,675
(Government grants)		(1,027)	(44)	—	432	—	(36)	(675)
Construction-in-progress		25,572,541	11,749,397	(47,463)	—	(167,603)	(8,285,705)	28,821,167
(Government grants)		(49,084)	(23,895)	—	—	—	18,239	(54,740)
Finance lease assets		297,679	—	—	(101,888)	—	(61)	195,730
(Government grants)		(27)	—	—	1	—	—	(26)
Asset retirement costs		6,039,484	1,988	—	(610,435)	(146,424)	287,141	5,571,754
Others		2,439,620	8,691	(715)	(709,579)	—	621,460	2,359,477

	~~W~~	150,882,414	12,266,870	(909,211)	(9,904,933)	(710,164)	1,118,218	152,743,194

(*1)

Korea Hydro & Nuclear Power Co., Ltd. and Korea Western Power Co., Ltd., 100% owned subsidiaries, have determined that there are impairment indicators for the shutdowns of certain power generation units and fire, and performed an impairment test over the individual assets. As a result, the Group recognized the amount of the carrying amount in excess of its recoverable amount as impairment loss in the consolidated statements of comprehensive income.

(*2)

As described in Note 27, the amount of acquisition of machinery includes ~~W~~204,787 million of that the Group believes the possibility of economic outflow is probable on the request for additional construction costs of Hyundai E&C, GS Engineering & Construction Corp. and Hansol SeenTec Co., Ltd..

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

20.	Investment Properties

(1)	Investment properties as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019
		Acquisition cost	Government grants	Accumulated depreciation	Book value
Land	~~W~~	144,543	—	—	144,543
Buildings		74,638	(14)	(39,830)	34,794

	~~W~~	219,181	(14)	(39,830)	179,337

In millions of won		December 31, 2018
		Acquisition cost	Government grants	Accumulated depreciation	Book value
Land	~~W~~	139,940	—	—	139,940
Buildings		34,801	(50)	(15,132)	19,619

	~~W~~	174,741	(50)	(15,132)	159,559

(2)	Changes in investment properties for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won		June 30, 2019
		Beginning balance	Depreciation	Others (*)	Ending balance
Land	~~W~~	139,940	—	4,603	144,543
Buildings		19,669	(4,291)	19,430	34,808
(Government grants)		(50)	—	36	(14)

	~~W~~	159,559	(4,291)	24,069	179,337

In millions of won		December 31, 2018
		Beginning balance	Depreciation	Others	Ending balance
Land	~~W~~	264,205	—	(124,265)	139,940
Buildings		20,592	(924)	1	19,669
(Government grants)		(83)	1	32	(50)

	~~W~~	284,714	(923)	(124,232)	159,559

(*)

As described in Note 42, the Group reclassified land and buildings amounting to ~~W~~2,765 and ~~W~~19,396, respectively, from assets held-for-sale to investment properties during the six-month period ended June 30, 2019.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

20.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for the three and six-month periods ended June 30, 2019 and 2018 are as follows:

In millions of won		June 30, 2019		June 30, 2018
		Three-month period ended	Six-month period ended	Three-month period ended	Six-month period ended
Rental income	~~W~~	2,872	5,079	1,819	4,680
Operating and maintenance expenses related to rental income		(235)	(479)	(218)	(508)
Operating and maintenance expenses not related to rental Income		(3,812)	(3,812)	—	—

	~~W~~	(1,175)	788	1,601	4,172

(4)	Fair value of investment properties as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019		December 31, 2018
		Book value	Fair value	Book value	Fair value
Land	~~W~~	144,543	222,797	139,940	167,178
Buildings		34,794	44,541	19,619	23,276

	~~W~~	179,337	267,338	159,559	190,454

The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly announced individual land price after the KIFRS transition date (January 1, 2010).

(5)	All of the Group’s investment property is held under freehold interests.

21.	Construction Contracts

(1)	Changes in total contract amount in which revenue is not yet recognized for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won		June 30, 2019
		Beginning balance	Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in UAE and others	~~W~~	3,620,787	161,174	(543,715)	3,238,246

(*)

For the six-month period ended June 30, 2019, the increased balance of contracts from new orders and foreign exchange impact is ~~W~~181,774 million and the decreased balance of contracts due to changes in scope of construction work is ~~W~~20,600 million.

In millions of won		December 31, 2018
		Beginning balance	Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in UAE and others	~~W~~	4,176,595	1,186,584	(1,742,391)	3,620,788

(*)

For the year ended December 31, 2018, the increased balance of contracts from new orders and foreign exchange impact is ~~W~~1,207,097 million and the decreased balance of contracts due to changes in scope of construction work is ~~W~~20,513 million.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

21.	Construction Contracts, Continued

(2)	Accumulated earned revenue, costs and others related to the Group’s construction contracts as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019
		Accumulated earned revenue	Accumulated costs	Accumulated profit
Nuclear power plant construction in UAE and others	~~W~~	20,264,764	19,077,921	1,186,843

In millions of won		December 31, 2018
		Accumulated earned revenue	Accumulated costs	Accumulated profit
Nuclear power plant construction in UAE and others	~~W~~	19,801,220	18,651,188	1,150,032

(3)	Gross amount due from customers recognized as assets and due to customers recognized as liabilities for contract work as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019		December 31, 2018
		Assets (*1)	Liabilities (*2)	Assets (*1)	Liabilities (*2)
Nuclear power plant construction in UAE and others	~~W~~	58,748	328,835	36,232	350,460

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.
(*2)	Included in non-financial liabilities in the consolidated statements of financial position.

(4)

The contract with BOC (purchaser) states that disclosure of information related to UAE nuclear power plant construction projects such as contract date, contractual completion date, completion progress, unbilled construction, impairment losses, etc. are not allowed without consent from the purchaser. BOC did not agree to disclose such information. Accordingly, the Group did not disclose such information based on KIFRS 1115 129.2(2) as it is probable that ENEC may file a lawsuit for breach of contract if the Group does so. Also, the Group reported to the audit committee that those items will not be disclosed in the notes to the financial statements.

(5)	Changes in estimates of contract revenues and costs related to the Group’s construction services for the six-month period ended June 30, 2019 are as follows:

In millions of won		June 30, 2019
						Assets		Receivables from construction contracts
		Expected loss on construction contracts	Changes in estimates of contract revenue and costs	Amounts recognized in current profit or loss	Amounts recognized in future profit or loss	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts	Changes in estimated total contract costs
Transmission and distribution	~~W~~	—	23,054	16,072	6,982	24,454	—	—	—	—
Plant maintenance & engineering service		93	(1,200)	(233)	(967)	34,294	23	35,667	9,712	2,254

	~~W~~	93	21,854	15,839	6,015	58,748	23	35,667	9,712	2,254

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

22.	Intangible Assets other than Goodwill

(1)	Intangible assets as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019
		Acquisition cost	Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	665,412	(308)	(506,068)	—	159,036
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		98,917	—	(35,085)	—	63,832
Mining rights		603,276	—	(26,384)	(61,696)	515,196
Development expenditures		900,703	(1,690)	(803,171)	—	95,842
Intangible assets under development		54,121	(10,964)	—	(12,845)	30,312
Usage rights of donated assets and others		582,825	—	(380,287)	—	202,538
Leasehold rights		25,989	—	(20,284)	—	5,705
Greenhouse gas emissions rights		137,790	—	—	—	137,790
Others		375,585	—	(113,600)	(11,917)	250,068

	~~W~~	3,448,016	(12,962)	(1,888,277)	(86,458)	1,460,319

In millions of won		December 31, 2018
		Acquisition cost	Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	619,662	(420)	(461,981)	—	157,261
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		97,033	—	(29,921)	—	67,112
Mining rights		561,945	—	(27,421)	—	534,524
Development expenditures		878,462	(2,110)	(785,976)	—	90,376
Intangible assets under development		83,381	(10,564)	—	(12,845)	59,972
Usage rights of donated assets and others		459,682	—	(372,671)	—	87,011
Leasehold rights		25,482	—	(19,930)	—	5,552
Greenhouse gas emissions rights		7,050	—	—	—	7,050
Others		333,621	—	(104,486)	(12,051)	217,084

	~~W~~	3,069,716	(13,094)	(1,805,784)	(24,896)	1,225,942

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

22.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won		June 30, 2019
		Beginning balance	Acquisitions	Disposals	Amortization	Impairment (*)	Others	Ending balance
Software	~~W~~	157,681	10,277	—	(42,570)	—	33,956	159,344
(Government grants)		(420)	—	—	112	—	—	(308)
Copyrights, patents rights and other industrial rights		67,112	88	—	(4,516)	—	1,148	63,832
Mining rights		534,524	21,523	—	(5,867)	(61,696)	26,712	515,196
Development expenditures		92,486	438	—	(13,755)	—	18,363	97,532
(Government grants)		(2,110)	—	—	420	—	—	(1,690)
Intangible assets under development		70,536	14,229	—	—	—	(43,489)	41,276
(Government grants)		(10,564)	—	—	—	—	(400)	(10,964)
Usage rights of donated assets and others		87,011	—	—	(6,936)	—	122,463	202,538
(Government grants)		—	—	—	—	—	—	—
Leasehold rights		5,552	—	—	(354)	—	507	5,705
Greenhouse gas emissions rights		7,050	63,358	—	—	—	67,382	137,790
Others		217,084	46,182	(164)	(8,929)	59	(4,164)	250,068
(Government grants)		—	—	—	—	—	—	—

	~~W~~	1,225,942	156,095	(164)	(82,395)	(61,637)	222,478	1,460,319

(*)

KEPCO Australia Pty., Ltd., 100% owned subsidiary, performed an impairment test over the mining rights and the Group recognized the amount of the carrying amount in excess of its recoverable amount as impairment loss.

In millions of won		December 31, 2018
		Beginning balance	Acquisitions	Disposals	Amortization	Impairment (*)	Others	Ending balance
Software	~~W~~	125,891	10,861	(1)	(53,755)	—	74,685	157,681
(Government grants)		(486)	—	—	254	—	(188)	(420)
Copyrights, patents rights and other industrial rights		23,981	28	—	(8,665)	(13)	51,781	67,112
Mining rights		539,633	29,687	—	(3,186)	—	(31,610)	534,524
Development expenditures		84,518	823	—	(27,100)	—	34,245	92,486
(Government grants)		(3,702)	—	—	1,591	—	1	(2,110)
Intangible assets under development		139,910	67,383	—	—	(8,912)	(127,845)	70,536
(Government grants)		(10,540)	—	—	—	799	(823)	(10,564)
Usage rights of donated assets and others		101,658	—	—	(13,307)	—	(1,340)	87,011
(Government grants)		(11)	—	—	11	—	—	—
Leasehold rights		5,044	—	—	(667)	—	1,175	5,552
Greenhouse gas emissions rights		—	—	—	—	—	7,050	7,050
Others		181,225	1,805	(8)	(14,114)	(14)	48,190	217,084
(Government grants)		—	—	—	—	—	—	—

	~~W~~	1,187,121	110,587	(9)	(118,938)	(8,140)	55,321	1,225,942

(*)

~~W~~8,104 million of impairment loss on the intangible assets under development in relation to the technology development of heat transfer tube owned by KEPCO Nuclear Fuel Co., Ltd., 96.36% owned subsidiary, is included.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

22.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won and thousands of Australian dollars
June 30, 2019
Type	Description	Currency	Amount	Remaining useful lives
Software	ERP system and others	KRW	696	1 year and 8 months ~ 1 year and 10 months
	Electricity sales information system	KRW	5,651	3 years and 6 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	8,021	3 years and 3 months
	Contributions to ARP NRC DC	KRW	45,504	8 years and 6 months
Mining rights	Mining right of Bylong mine	AUD	330,046	— (*)
Development expenditures	Electricity sales information system	KRW	18,810	2 years and 9 months
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge Dangjin power plant load facility usage right	KRW KRW	33,654 11,018	7 years and 5 months 1 year and 9 months
Others	Occupancy and use of public waters	KRW	95,152	17 years and 5 months

(*)	Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.

In millions of won and thousands of Australian dollars
December 31, 2018
Type	Description	Currency	Amount	Remaining useful lives
Software	ERP system and others	KRW	783	2 years and 2 months ~ 2 years and 4 months
	Electricity sales information system	KRW	6,477	4 years
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	9,256	3 years and 9 months
	Contributions to ARP NRC DC	KRW	46,594	9 years
Mining rights	Mining right of Bylong mine	AUD	401,225	— (*)
Development expenditures	Electricity sales information system	KRW	22,337	3 years and 3 months
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge Dangjin power plant load facility usage right	KRW KRW	35,923 14,167	7 years and 11 months 2 years and 3 months
Others	Occupancy and use of public waters	KRW	97,858	17 years and 11 months

(*)	Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.

(4)	For the six-month periods ended June 30, 2019 and 2018, the Group recognized research and development expenses of ~~W~~311,088 million and ~~W~~327,931 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

23.	Trade and Other Payables

Trade and other payables as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019		December 31, 2018
		Current	Non-current	Current	Non-current
Trade payables	~~W~~	2,007,616	—	3,411,830	—
Other trade payables		1,838,336	2,675,067	1,630,860	2,626,876
Accrued expenses		1,125,310	2,031	1,127,796	1,859
Leasehold deposits received		1,626	1,654	1,949	1,084
Other deposits received		165,845	70,527	169,317	72,453
Lease liabilities		621,587	4,329,710	57,200	226,606
Dividends payable		7,498	—	6,443	—
Others (*)		—	12,818	—	12,818

	~~W~~	5,767,818	7,091,807	6,405,395	2,941,696

(*)	Details of others as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019		December 31, 2018
		Current	Non-current	Current	Non-current
Advance received from local governments	~~W~~	—	5,818	—	5,818
Others		—	7,000	—	7,000

	~~W~~	—	12,818	—	12,818

24.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019	December 31, 2018
Current liabilities
Short-term borrowings	~~W~~	1,710,151	860,602
Current portion of long-term borrowings		318,645	312,994
Current portion of debt securities		8,199,520	6,790,778
Less : Current portion of discount on long-term borrowings		(1,001)	(972)
Less : Current portion of discount on debt securities		(3,666)	(1,974)
Add : Current portion of premium on debt securities		—	20

		10,223,649	7,961,448

Non-current liabilities
Long-term borrowings		3,502,838	3,280,015
Debt securities		51,909,309	49,905,077
Less : Discount on long-term borrowings		(22,929)	(22,000)
Less : Discount on debt securities		(90,909)	(89,913)

		55,298,309	53,073,179

	~~W~~	65,521,958	61,034,627

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

24.	Borrowings and Debt Securities, Continued

(2)	Repayment schedule of borrowings and debt securities as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won
June 30, 2019
Type		Borrowings	Debt securities
Less than 1 year	~~W~~	2,028,796	8,199,520
1~5 years		1,974,534	30,169,809
Over 5 years		1,528,304	21,739,500

	~~W~~	5,531,634	60,108,829

In millions of won
December 31, 2018
Type		Borrowings	Debt securities
Less than 1 year	~~W~~	1,173,596	6,790,778
1~5 years		1,911,226	30,175,734
Over 5 years		1,368,789	19,729,343

	~~W~~	4,453,611	56,695,855

(3)	Short-term borrowings as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won and thousands of foreign currencies
June 30, 2019
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency
Local short-term borrowings	KTB Investment and securities and others	1.78~1.85	2019.07.15 ~2019.08.13	—	~~W~~	1,650,000
Foreign short-term borrowings	SCNT and others	4.60~6.50	2019.12.03	USD 8,629		9,982
Foreign short-term borrowings	BDO Unibank	6.59	2020.12.17 (*)	PHP 450,000		10,179
Foreign short-term borrowings	Mizuho Bank	2.86~3.24	2019.11.15 ~2019.11.18	USD 28,445		32,905
Foreign short-term borrowings	China Construction Bank	2.94	2019.11.15	USD 6,124		7,085

					~~W~~	1,710,151

(*)	The contractual maturity is 2020 but is classified as short-term borrowing due to intention of early payment in 3 months after borrowing.

In millions of won and thousands of foreign currencies
December 31, 2018
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency
Local short-term borrowings	KTB Investment and securities and others	2.05~2.51	2019.01.04 ~2019.02.20	—	~~W~~	674,000
Foreign short-term borrowings	SCNT and others	4.60~6.50	2019.12.03	USD 8,955		10,013
Foreign short-term borrowings	BDO Unibank	6.59	2020.12.17 (*)	PHP 450,000		9,581
Local bank overdraft	Nonghyup Bank	2.59~3.09	2019.01.10 ~2019.12.31	—		142,773
Local bank overdraft	Woori Bank	Standard overdraft rate+1.09	2019.02.26	—		24,235

					~~W~~	860,602

(*)	The contractual maturity is 2020 but is classified as short-term borrowing due to intention of early payment in 3 months after borrowing.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

24.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won and thousands of foreign currencies
June 30, 2019
Type		Interest rate (%)	Maturity	Foreign currency		Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2019~2044	—	~~W~~	3,976
	Facility	2.50~4.60	2023~2028	—		58,286
	Operating funds	2.59~3.04	2020	—		35,000
	Operating funds	1yr KoFC bond rate+0.95	2020	—		14,000
KEB Hana Bank	Commercial Paper	3M CD+0.13~0.32	2021~2024	—		1,150,000
	Facility	4.60	2028	—		13,131
	Facility	3yr KTB rate-1.25	2019~2028	—		7,386
IBK	PF Refinancing	CD+1.25	2030	—		10,974
Export-Import Bank of Korea	Project loans	1.50	2026	—		20,623
	Operating funds	2.21	2020	—		35,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025	—		4,954
	Facility	3yr KTB rate-2.25	2019~2024	—		2,324
	Project loans	—	2023	—		1,197
	Others	KTB rate-2.25	2024~2028	—		16,522
Shinhan Bank	Facility	CB rate+1.10	2028	—		19,697
	Others	3.95	2035	—		101,521
	Others	Standard overdraft rate+1.00	2035	—		101,521
Kookmin Bank	Facility	3.16	2020	—		10,000
	Facility	MOR+0.79	2023	—		27,417
Others	Facility	1.75~6.80	2026~2036	—		305,148
	Facility	CB rate+1.10~1.60	2023~2036	—		56,129
	PF Refinancing	4.10	2030	—		30,484
	Others	4.50~7.90	2022~2039	—		102,351

						2,127,641

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2021~2023	USD 8,744		10,115
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD 104,402		120,772
	Direct loan and others	3M Libor+2.75~3.70	2027	JOD 152,644		249,052
	Commercial loan and others	3M Libor+1.50~2.50	2030~2033	USD 271,779		314,393
	PF Loan	6M Libor+1.70~2.50	2032	USD 123,097		143,084
	Others	3.88	2021	USD 289,388		334,359
SCNT and others	Shareholder’s loan	6.50~8.00	2023	USD 44,045		50,951
	Shareholder’s loan	8.00	2031	JOD 4,853		7,918
PT PJB	Shareholder’s loan	12.75	2019	IDR 5,798,559		474
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY 5,000,083		53,668
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.00	2032	JPY 3,225,405		34,620
SMBC and others	Equity Bridge Loan	1M Libor+0.90	2019	—		—
IFC and others	Others	6M Libor+5.00	2031	PKR 36,222,900		256,458
Federal Financing Bank and others	PF Loan	2.39~13.00	2031~2038	USD 101,567		117,492
Others	Others	—	2019	USD 421		486

						1,693,842

						3,821,483
Less : Discount of long-term borrowings						(23,930)
Less : Current portion of long-term borrowings						(318,645)
Add : Current portion of discount on long-term borrowings						1,001

					~~W~~	3,479,909

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

24.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of June 30, 2019 and December 31, 2018 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2018
Type		Interest rate (%)	Maturity	Foreign currency		Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2019~2044	—	~~W~~	4,154
	Facility	2.45~4.60	2023~2028	—		66,793
	Operating funds	2.59~3.56	2020~2021	—		67,000
	Operating funds	1yr KoFC bond rate +0.95	2020	—		14,000
KEB Hana Bank	Commercial Paper	3M CD+0.19~0.32	2021~2023	—		950,000
	Facility	4.60	2028	—		13,781
	Facility	3yr KTB rate-1.25	2019~2028	—		8,072
IBK	PF Refinancing	CD+1.25	2030	—		22,500
Export-Import Bank of Korea	Project loans	1.50	2026	—		22,096
	Operating funds	2.21	2020	—		35,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025	—		5,558
	Facility	3yr KTB rate-2.25	2019~2024	—		2,589
	Project loans	—	2023	—		1,197
	Others	KTB rate-2.25	2024~2028	—		17,347
Shinhan Bank	Collateral borrowing	2.32	2019	—		30,000
	Facility	CB rate+1.10	2028	—		20,672
	Others	3.95	2035	—		103,851
	Others	Standard overdraft rate+1.00	2035	—		103,851
Kookmin Bank	Facility	3.16	2020	—		10,000
	Facility	MOR+0.79	2023	—		30,333
Others	Facility	1.75~4.60	2026~2036	—		168,080
	Facility	CB rate+1.10~1.60	2023~2036	—		52,810
	PF Refinancing	4.10	2030	—		62,500
	Others	4.50~7.90	2022~2039	—		102,347

						1,914,531

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2021~2023	USD 8,744		9,776
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD 123,909		138,542
	Direct loan and others	3M Libor+2.75~3.70	2027	JOD 158,524		249,783
	Commercial loan and others	3M Libor+1.50~2.50	2030~2033	USD 277,538		310,315
	PF Loan	6M Libor+1.70~2.50	2032	USD 126,798		141,773
SCNT and others	Shareholder’s loan	8.00	2031	JOD 4,853		7,647
	Shareholder’s loan	6.50~8.00	2023	USD 44,680		49,956
	Others	3.88	2021	USD 278,105		310,427
PT PJB	Shareholder’s loan	12.75	2019	IDR 5,569,304		428
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY 5,286,835		53,565
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.00	2032	JPY 3,410,381		34,553
SMBC and others	Equity Bridge Loan	1M Libor+0.90	2019	USD 44,019		49,218
IFC and others	Others	6M Libor+5.00	2031	PKR 25,900,420		206,944
Federal Financing Bank and others	PF Loan	2.39~13.00	2031~2038	USD 102,322		114,406
Others	Others	—	2019	USD 1,025		1,145

						1,678,478

						3,593,009
Less : Discount of long-term borrowings						(22,972)
Less : Current portion of long-term borrowings						(312,994)
Add : Current portion of discount on long-term borrowings						972

					~~W~~	3,258,015

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

24.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won
	Issue date	Maturity	Interest rate (%)		June 30, 2019	December 31, 2018
Electricity bonds	2009.12.03~2019.06.12	2019.08.21~2048.10.29	1.66~5.45	~~W~~	26,500,000	24,480,000
Corporate bonds (*)	2009.07.07~2019.06.26	2019.07.07~2049.06.26	1.36~6.00		23,963,227	23,223,228

					50,463,227	47,703,228
Less : Discount on local debt securities					(41,767)	(41,247)
Less : Current portion of local debt securities					(6,580,000)	(5,330,000)
Add : Current portion of discount on local debt securities					1,396	1,035

				~~W~~	43,842,856	42,333,016

(*)	Corporate bonds of HeeMang Sunlight Power Co., Ltd. amounting to ~~W~~2,697 million can be redeemed every March 31 after five years from its issue date, March 31, 2016.

(6)	Foreign debt securities as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won and thousands of foreign currencies
June 30, 2019
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~8.37	USD 249,074	~~W~~	288,128
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		364,065
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		331,909
FY-11	2011.07.13	2021.07.13	4.75	USD 500,000		578,400
FY-12	2012.09.19	2022.09.19	3.00	USD 750,000		867,600
FY-13	2013.09.25	2020.09.25	5.75	AUD 325,000		263,341
FY-14	2014.07.30~2014.12.02	2019.09.22~2029.07.30	2.38~3.57	USD 1,200,000		1,388,160
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		347,040
FY-16	2016.01.21	2021.07.21	2.50	USD 300,000		347,040
FY-17	2017.04.12~2017.07.25	2020.04.12~2027.07.25	2.38~3.13	USD 1,100,000		1,272,480
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		52,604
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		56,120
FY-18	2018.01.29~2018.07.25	2021.01.29~2023.07.25	3.00~3.88	USD 1,800,000		2,082,240
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		244,217
FY-19	2019.01.22~2019.06.24	2022.01.22~2024.06.24	2.50~3.38	USD 800,000		925,440
FY-19	2019.02.27	2024.02.27	0.13	CHF 200,000		236,818

						9,645,602
Less : Discount on foreign debt securities						(52,808)
Add : Premium on foreign debt securities						—
Less : Current portion of foreign debt securities						(1,619,520)
Add : Current portion of discount on foreign debt securities						2,270
Less: Current portion of premium on foreign debt securities						—

					~~W~~	7,975,544

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

24.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of June 30, 2019 and December 31, 2018 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2018
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~8.37	USD 249,071	~~W~~	278,488
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		351,885
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		320,805
FY-11	2011.07.13	2021.07.13	4.75	USD 500,000		559,050
FY-12	2012.09.19	2022.09.19	3.00	USD 750,000		838,575
FY-13	2013.09.26~2013.10.23	2019.03.26~2019.04.23	1.50~1.63	CHF 400,000		454,488
FY-13	2013.09.25	2020.09.25	5.75	AUD 325,000		256,038
FY-14	2014.02.11~2014.12.02	2019.02.11~2029.07.30	2.38~3.57	USD 1,500,000		1,677,150
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		335,430
FY-16	2016.01.21	2021.07.21	2.50	USD 300,000		335,430
FY-17	2017.04.12~2017.07.25	2020.04.12~2027.07.25	2.38~3.13	USD 1,100,000		1,229,910
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		51,166
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		56,061
FY-18	2018.01.29~2018.07.25	2021.01.29~2023.07.25	3.00~3.88	USD 1,800,000		2,012,580
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		235,571

						8,992,627
Less : Discount on foreign debt securities						(50,640)
Add : Premium on foreign debt securities						20
Less : Current portion of foreign debt securities						(1,460,778)
Add : Current portion of discount on foreign debt securities						939
Less: Current portion of premium on foreign debt securities						(20)

					~~W~~	7,482,148

(7)	Changes in borrowings and debt securities for the six-month periods ended June 30, 2019 and 2018 are as follows:

In millions of won		June 30, 2019	June 30, 2018
Beginning balance	~~W~~	61,034,627	54,747,392
Cash flow		4,021,612	5,389,413
Effect of exchange rate fluctuations		469,385	450,795
Others		(3,666)	(241)

Ending balance	~~W~~	65,521,958	60,587,359

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

25.	Lease

(1)	Right-of-use assets as of June 30, 2019 are as follows:

In millions of won		June 30, 2019
		Acquisition cost	Government grants	Accumulated depreciation	Book value
Land	~~W~~	337,864	—	(8,709)	329,155
Buildings		44,402	—	(9,222)	35,180
Structures		21,704	—	(627)	21,077
Ships		4,113,754	—	(210,233)	3,903,521
Vehicles		10,928	—	(2,471)	8,457
Others (*)		2,644,750	—	(2,235,116)	409,634

	~~W~~	7,173,402	—	(2,466,378)	4,707,024

(*)	Including power purchase agreements (“PPA”) with GS EPS and two other providers.

(2)	Changes in right-of-use assets for the six-month period ended June 30, 2019 are as follows:

In millions of won		June 30, 2019
		Beginning balance	Changes in accounting policies (*)	Increase	Depreciation	Ending balance
Land	~~W~~	—	325,748	12,116	(8,709)	329,155
Buildings		—	37,024	7,378	(9,222)	35,180
Structures		—	20,840	864	(627)	21,077
Ships		—	3,986,947	126,807	(210,233)	3,903,521
Vehicles		—	10,344	584	(2,471)	8,457
Others		—	447,892	4,050	(42,308)	409,634

	~~W~~	—	4,828,795	151,799	(273,570)	4,707,024

(*)	Including transferred amount of ~~W~~195,704 million, which was classified as finance lease assets as of December 31, 2018.

(3)	Lease liabilities as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019		December 31, 2018
		Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
Less than 1 year	~~W~~	646,693	621,587	87,709	57,200
1 ~ 5 years		2,188,893	1,989,915	228,783	170,676
More than 5 years		2,836,886	2,339,795	65,250	55,930

	~~W~~	5,672,472	4,951,297	381,742	283,806

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

25.	Lease, Continued

(4)	Changes in lease liabilities for the six-month periods ended June 30, 2019 and 2018 are as follows:

In millions of won		June 30, 2019
		Beginning balance	Changes in accounting policies	Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	283,806	4,626,657	150,579	(307,014)	42,205	155,064	4,951,297

(*)	Including translation effect of foreign currency lease liabilities and others.

In millions of won		June 30, 2018
		Beginning balance	Acquisition	Decrease	Ending balance
Finance lease liabilities	~~W~~	418,260	—	(67,687)	350,573

(5)	Details of expense relating to lease contracts as lessee for the three and six-month periods ended June 30, 2019 are as follows:

In millions of won		June 30, 2019
		Three-month period ended	Six-month period ended
Depreciation of right-of-use assets	~~W~~	138,430	273,570
Interest expenses of lease liabilities		21,824	42,205
Leases expenses for short term leases		2,702	7,424
Leases expenses for low-value assets		206	547
Variable lease payments		(4,361)	(8,642)

	~~W~~	158,801	315,105

(6)	Minimum lease payment and contingent rent payment recognized as an expense as a lessee for the three and six-month periods ended June 30, 2018 are as follows:

In millions of won		June 30, 2018
		Three-month period ended	Six-month period ended
Minimum lease payment	~~W~~	35,634	75,079
Contingent rent payment		(4,759)	(9,354)

	~~W~~	30,875	65,725

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

26.	Employment Benefits

(1)	Employment benefit obligations as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019	December 31, 2018
Net defined benefit obligations	~~W~~	2,132,153	1,638,785
Other long-term employee benefit obligations		6,271	6,284

	~~W~~	2,138,424	1,645,069

(2)	Principal assumptions on actuarial valuation as of June 30, 2019 and December 31, 2018 are as follows:

	June 30, 2019	December 31, 2018
Discount rate	1.82%~1.97%	2.24%~2.90%
Future salary and benefit levels	4.88%	4.88%
Weighted average duration	13.75 years	13.71 years

(3)	Details of expense relating to defined benefit plans for the three and six-month periods ended June 30, 2019 and 2018 are as follows:

In millions of won		June 30, 2019		June 30, 2018
		Three-month period ended	Six-month period ended	Three-month period ended	Six-month period ended
Current service cost	~~W~~	102,443	202,145	89,285	177,834
Interest cost		20,544	40,300	21,668	42,567
Expected return on plan assets		(10,203)	(20,419)	(10,367)	(20,792)
Loss from settlement		(243)	(478)	(81)	(277)

	~~W~~	112,541	221,548	100,505	199,332

Expenses as described above are recognized in those items below in the financial statements.

In millions of won		June 30, 2019		June 30, 2018
		Three-month period ended	Six-month period ended	Three-month period ended	Six-month period ended
Cost of sales	~~W~~	83,365	164,840	74,947	147,926
Selling and administrative expenses		14,511	28,222	9,524	25,122
Others
(Construction-in-progress and others)		14,665	28,486	16,034	26,284

	~~W~~	112,541	221,548	100,505	199,332

In addition, for the six-month periods ended June 30, 2019 and 2018, employee benefit obligations expenses of ~~W~~38,008 million and ~~W~~33,106 million, respectively, is recognized as cost of sales, and ~~W~~8,579 million and ~~W~~6,237 million, respectively, is recognized as selling and administrative expenses, and ~~W~~7,365 million and ~~W~~6,876 million, respectively, are recognized as construction-in-progress and others, relates to the Group’s defined contribution plans.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

26.	Employment Benefits, Continued

(4)	Details of defined benefit obligations as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019	December 31, 2018
Present value of defined benefit obligation from funded plans	~~W~~	3,903,240	3,414,116
Fair value of plan assets		(1,771,087)	(1,775,331)

Net liabilities incurred from defined benefit plans	~~W~~	2,132,153	1,638,785

(5)	Changes in the present value of defined benefit obligations for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won		June 30, 2019	December 31, 2018
Beginning balance	~~W~~	3,414,116	2,951,842
Current service cost		202,145	369,899
Interest cost (*)		40,300	87,687
Remeasurement component		298,787	154,939
Loss from settlement		(478)	(767)
Actual payments		(51,705)	(149,454)
Others		75	(30)

Ending balance	~~W~~	3,903,240	3,414,116

(*)	Corporate bond (AAA rated) yield at year-end is applied to measure the interest cost on employee benefit obligations.

(6)	Changes in the fair value of plan assets for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won		June 30, 2019	December 31, 2018
Beginning balance	~~W~~	1,775,331	1,475,641
Expected return		20,419	42,135
Remeasurement component		(2,381)	(12,308)
Contributions by the employers		270	330,064
Actual payments		(22,552)	(60,201)

Ending balance	~~W~~	1,771,087	1,775,331

In addition, loss on accumulated remeasurement component amounted to ~~W~~328,112 million and ~~W~~219,381 million has been recognized as other comprehensive income or loss for the six-month period ended June 30, 2019 and for the year ended December 31, 2018, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

26.	Employment Benefits, Continued

(7)	Details of the fair value of plan assets as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019	December 31, 2018
Equity instruments	~~W~~	90,256	96,823
Debt instruments		541,186	510,184
Bank deposit		294,651	275,518
Others		844,994	892,806

	~~W~~	1,771,087	1,775,331

For the six-month period ended June 30, 2019 and for the year ended December 31, 2018, actual returns on plan assets amounted to ~~W~~18,038 million and ~~W~~29,827 million, respectively.

(8)	Remeasurement component recognized in other comprehensive income (loss) for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won		June 30, 2019	December 31, 2018
Actuarial gain from changes in financial assumptions	~~W~~	183,633	186,428
Experience adjustments, etc.		115,154	(31,489)
Expected return		2,381	12,308

	~~W~~	301,168	167,247

Remeasurement component recognized as other comprehensive income or loss is recorded in retained earnings.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

27.	Provisions

(1)	Provisions as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019		December 31, 2018
		Current	Non-current	Current	Non-current
Employment benefits
Provisions for employment benefits	~~W~~	1,102,997	—	976,347	—
Litigation
Litigation provisions		22,907	44,413	40,157	37,636
Decommissioning cost
Nuclear plants		—	13,570,017	—	13,388,134
Spent fuel		—	1,355,280	—	1,291,354
Radioactive waste		4,311	1,693,331	4,310	1,680,698
PCBs		—	144,527	—	147,668
Other recovery provisions		—	10,047	—	10,477
Others
Power plant regional support program		165,236	—	137,668	—
Transmission regional support program		153,219	—	151,698	—
Provisions for tax		25	—	6,845	—
Provisions for financial guarantee		55	90,643	1,320	14,266
Provisions for RPS		142,324	—	93,919	—
Provisions for greenhouse gas emissions obligations		151,885	—	136,187	—
Others		44,340	14,308	46,347	15,515

	~~W~~	1,787,299	16,922,566	1,594,798	16,585,748

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

27.	Provisions, Continued

(2)	Changes in provisions for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won		June 30, 2019
		Beginning balance	Increase in provision	Payment	Reversal	Other	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	976,347	488,567	(365,081)	—	3,164	1,102,997
Litigation
Litigation provisions		77,793	11,061	(16,066)	(5,468)	—	67,320
Decommissioning cost
Nuclear plants		13,388,134	197,402	(15,519)	—	—	13,570,017
Spent fuel		1,291,354	215,758	(151,832)	—	—	1,355,280
Radioactive waste		1,685,008	18,842	(6,407)	—	199	1,697,642
PCBs		147,668	1,610	(4,751)	—	—	144,527
Other recovery provisions		10,477	85	(861)	—	346	10,047
Others
Power plant regional support program		137,668	41,341	(23,287)	—	9,514	165,236
Transmission regional support program		151,698	92,445	(90,924)	—	—	153,219
Provisions for tax		6,845	—	—	(6,821)	1	25
Provisions for financial guarantee		15,586	82,466	(6,724)	(559)	(71)	90,698
Provisions for RPS		93,919	180,138	(131,733)	—	—	142,324
Provisions for greenhouse gas emissions obligations		136,187	17,349	—	(1,651)	—	151,885
Others		61,862	1,930	(3,332)	(1,818)	6	58,648

	~~W~~	18,180,546	1,348,994	(816,517)	(16,317)	13,159	18,709,865

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

27.	Provisions, Continued

(2)	Changes in provisions for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows, continued:

In millions of won		December 31, 2018
		Beginning balance	Increase in provision	Payment	Reversal	Other	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	913,787	912,440	(843,281)	(6,599)	—	976,347
Litigation
Litigation provisions (*)		73,576	234,517	(216,187)	(13,847)	(266)	77,793
Decommissioning cost
Nuclear plants		13,007,228	411,316	(30,410)	—	—	13,388,134
Spent fuel		1,339,046	435,007	(482,699)	—	—	1,291,354
Radioactive waste		1,638,371	112,815	(66,178)	—	—	1,685,008
PCBs		180,087	4,600	(13,758)	(23,261)	—	147,668
Other recovery provisions		6,659	2,125	—	—	1,693	10,477
Others
Power plant regional support program		153,756	46,366	(71,978)	—	9,524	137,668
Transmission regional support program		243,365	141,661	(233,328)	—	—	151,698
Provisions for tax		61	6,821	—	—	(37)	6,845
Provisions for financial guarantee		23,475	1,179	(67)	(8,432)	(569)	15,586
Provisions for RPS		271,624	297,802	(475,507)	—	—	93,919
Provisions for greenhouse gas emissions obligations		414,252	131,860	(350,356)	(59,569)	—	136,187
Others		96,925	44,732	(82,632)	(745)	3,582	61,862

	~~W~~	18,362,212	2,783,241	(2,866,381)	(112,453)	13,927	18,180,546

(*)

As described in Note 50.(1), the Group believes that the possibility of economic outflow is probable on the request for additional construction costs of Hyundai E&C, GS Engineering & Construction Corp. and Hansol SeenTec Co., Ltd. For this reason, the Group recognized ~~W~~204,787 million of provision as addition to property, plant and equipment.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

28.	Government Grants

(1)	Government grants as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019	December 31, 2018
Land	~~W~~	(21,968)	(21,968)
Buildings		(61,014)	(63,189)
Structures		(186,805)	(190,854)
Machinery		(164,583)	(173,242)
Vehicles		(3,256)	(4,220)
Equipment		(331)	(418)
Tools		(532)	(675)
Construction-in-progress		(59,532)	(54,740)
Finance lease assets		—	(26)
Investment properties		(14)	(50)
Software		(308)	(420)
Development expenditures		(1,690)	(2,110)
Intangible assets under development		(10,964)	(10,564)

	~~W~~	(510,997)	(522,476)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

28.	Government Grants, Continued

(2)	Changes in government grants for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won		June 30, 2019
		Beginning balance	Receipt	Acquisitions	Items offset with depreciation expense and others	Disposals	Others	Ending balance
Cash	~~W~~	—	(7,435)	—	—	—	7,435	—
Land		(21,968)	—	—	—	—	—	(21,968)
Buildings		(63,189)	—	—	2,802	—	(627)	(61,014)
Structures		(190,854)	—	—	4,662	888	(1,501)	(186,805)
Machinery		(173,242)	—	—	8,716	260	(317)	(164,583)
Vehicles		(4,220)	—	—	1,078	—	(114)	(3,256)
Equipment		(418)	—	—	141	—	(54)	(331)
Tools		(675)	—	—	143	—	—	(532)
Construction-in-progress		(54,740)	—	1,791	—	—	(6,583)	(59,532)
Finance lease assets		(26)	—	—	—	—	26	—
Investment properties		(50)	—	—	—	—	36	(14)
Software		(420)	—	—	112	—	—	(308)
Development expenditures		(2,110)	—	—	420	—	—	(1,690)
Intangible assets under development		(10,564)	—	—	—	—	(400)	(10,964)

	~~W~~	(522,476)	(7,435)	1,791	18,074	1,148	(2,099)	(510,997)

In millions of won		December 31, 2018
		Beginning balance	Receipt	Acquisitions	Items offset with depreciation expense and others	Disposals	Others	Ending balance
Cash	~~W~~	—	(30,416)	—	—	—	30,416	—
Land		(21,968)	—	—	—	—	—	(21,968)
Buildings		(63,539)	—	—	6,836	31	(6,517)	(63,189)
Structures		(196,414)	—	—	10,292	3,270	(8,002)	(190,854)
Machinery		(183,188)	—	—	18,099	823	(8,976)	(173,242)
Vehicles		(6,322)	—	—	2,146	—	(44)	(4,220)
Equipment		(761)	—	—	365	—	(22)	(418)
Tools		(1,027)	—	—	432	—	(80)	(675)
Construction-in-progress		(49,084)	—	18,239	—	—	(23,895)	(54,740)
Finance lease assets		(27)	—	—	1	—	—	(26)
Investment properties		(83)	—	—	1	—	32	(50)
Software		(486)	—	—	254	—	(188)	(420)
Development expenditures		(3,702)	—	—	1,591	—	1	(2,110)
Intangible assets under development		(10,540)	—	—	—	—	(24)	(10,564)
Usage rights of donated assets and others		(11)	—	—	11	—	—	—

	~~W~~	(537,152)	(30,416)	18,239	40,028	4,124	(17,299)	(522,476)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

29.	Deferred Revenues

Deferred revenue related to the Group’s construction contracts for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows which included in current and non-current non-financial liabilities in the consolidated statements of financial position:

In millions of won		June 30, 2019	December 31, 2018
Beginning balance	~~W~~	8,606,563	8,325,181
Increase during the current period/year		456,715	875,930
Recognized as revenue during the current period/year		(289,366)	(594,548)

Ending balance	~~W~~	8,773,912	8,606,563

30.	Non-financial Liabilities

Non-financial liabilities as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019		December 31, 2018
		Current	Non-current	Current	Non-current
Advance received	~~W~~	3,785,481	131,636	3,724,238	80,937
Unearned revenue		25,353	4,345	63,038	4,690
Deferred revenue		570,334	8,203,578	556,072	8,050,491
Withholdings		284,197	9,893	172,454	10,856
Others		1,135,983	13,315	1,058,239	13,059

	~~W~~	5,801,348	8,362,767	5,574,041	8,160,033

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

31.	Contributed Capital

(1)	Details of shares issued as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won except share information

	June 30, 2019
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

In millions of won except share information

	December 31, 2018
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

(2)	Details in number of issued capital stock for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows:

Number of shares	June 30, 2019	December 31, 2018
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019	December 31, 2018
Share premium	~~W~~	843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

32.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019	December 31, 2018
Legal reserve (*)	~~W~~	1,604,910	1,604,910
Voluntary reserves		34,785,425	35,906,267
Retained earnings before appropriations		13,717,315	14,007,942

Retained earnings	~~W~~	50,107,650	51,519,119

(*)

The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019	December 31, 2018
Reserve for investment on social overhead capital	~~W~~	5,277,449	5,277,449
Reserve for research and human development (*)		330,000	330,000
Reserve for business expansion		28,967,976	30,088,818
Reserve for equalizing dividends		210,000	210,000

	~~W~~	34,785,425	35,906,267

(*)

The reserve for research and human development is appropriated by KEPCO to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Restriction of Special Taxation Act of Korea.

(3)	Changes in retained earnings for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won		June 30, 2019	December 31, 2018
Beginning balance	~~W~~	51,519,119	53,370,558
Effect of change in accounting policy		—	71,928
Net profit (loss) for the period attributed to owner of the Company		(1,235,344)	(1,314,567)
Changes in equity method retained earnings		(448)	(1,153)
Remeasurement of defined benefit liability, net of tax		(174,173)	(100,495)
Transfer of gain (loss) on valuation of financial assets through other comprehensive income		(1,504)	—
Dividends paid		—	(507,152)

Ending balance	~~W~~	50,107,650	51,519,119

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

32.	Retained Earnings and Dividends Paid, Continued

(4)	Dividends paid for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	June 30, 2019
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends		Dividends paid per share (in won)	Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	—	—

In millions of won	December 31, 2018
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends		Dividends paid per share (in won)	Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	790	507,152

(5)	Changes in retained earnings of investments in associates and joint ventures for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won		June 30, 2019	December 31, 2018
Beginning balance	~~W~~	3,969	5,122
Changes		(448)	(1,153)

Ending balance	~~W~~	3,521	3,969

(6)	Changes in remeasurement components related to defined benefit liability for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won		June 30, 2019	December 31, 2018
Beginning balance	~~W~~	(219,381)	(43,513)
Changes		(289,318)	(154,198)
Income tax effect		115,145	53,703
Transfer to reserve for business expansion		65,442	(75,373)

Ending balance	~~W~~	(328,112)	(219,381)

33.	Hybrid Bonds

Hybrid bonds classified as equity (non-controlling interest) as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won
Issuer	Hybrid bond	Issued date	Maturity	Yield (%)		June 30, 2019	December 31, 2018
Korea South-East Power Co., Ltd.	1st hybrid bond	2012.12.07	2042.12.06	4.38	~~W~~	170,000	170,000
Korea South-East Power Co., Ltd.	2nd hybrid bond	2012.12.07	2042.12.06	4.44		230,000	230,000
Expense of issuance						(1,090)	(1,090)

					~~W~~	398,910	398,910

Although these instruments have contractual maturity dates, the contractual agreements allow these subsidiaries to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Group decides not to pay dividends on common shares, they are not required to pay interest on the hybrid bonds.

Substantially, as these instruments have no contractual obligation to pay principal and interest, these instruments have been classified as equity (non-controlling interest) in the Group’s consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

34.	Other Components of Equity

(1)	Other components of equity as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019	December 31, 2018
Other capital surplus	~~W~~	1,226,825	1,234,825
Accumulated other comprehensive loss		(263,933)	(358,570)
Other equity		13,294,973	13,294,973

	~~W~~	14,257,865	14,171,228

(2)	Changes in other capital surplus for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won		June 30, 2019			December 31, 2018
		Gain on disposal of treasury stocks	Others	Subtotal	Gain on disposal of treasury stocks	Others	Subtotal
Beginning balance	~~W~~	387,524	847,301	1,234,825	387,524	846,269	1,233,793
Issuance of share capital of subsidiary		—	(7,859)	(7,859)	—	1,032	1,032
Others		—	(141)	(141)	—	—	—

Ending balance	~~W~~	387,524	839,301	1,226,825	387,524	847,301	1,234,825

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

34.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won		June 30, 2019
		Financial asset at fair value through other comprehensive income valuation reserve	Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation	Reserve for loss on valuation of derivatives	Total
Beginning balance	~~W~~	(81,708)	123,553	(350,245)	(50,170)	(358,570)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		1,041	—	—	—	1,041
Shares in other comprehensive income of associates and joint ventures, net of tax		—	35,701	—	—	35,701
Foreign currency translation of foreign operations, net of tax		—	—	43,626	—	43,626
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	14,269	14,269

Ending balance	~~W~~	(80,667)	159,254	(306,619)	(35,901)	(263,933)

In millions of won		December 31, 2018
		Financial asset at fair value through other comprehensive income valuation reserve	Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation	Reserve for loss on valuation of derivatives	Total
Beginning balance	~~W~~	29,268	66,464	(318,159)	(49,030)	(271,457)
Effect of change in accounting policy		(76,851)	—	—	—	(76,851)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		(34,125)	—	—	—	(34,125)
Shares in other comprehensive income of associates and joint ventures, net of tax		—	57,089	—	—	57,089
Foreign currency translation of foreign operations, net of tax		—	—	(32,086)	—	(32,086)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(1,140)	(1,140)

Ending balance	~~W~~	(81,708)	123,553	(350,245)	(50,170)	(358,570)

(4)	Other equity as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019	December 31, 2018
Statutory revaluation reserve	~~W~~	13,295,098	13,295,098
Changes in other equity		(125)	(125)

	~~W~~	13,294,973	13,294,973

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

35.	Sales

Details of sales for the three and six-month periods ended June 30, 2019 and 2018 are as follows:

In millions of won		June 30, 2019
		Domestic		Overseas		Total
		Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
[Type of goods and services]
Sales of goods	~~W~~	12,486,388	27,163,089	65,480	142,791	12,551,869	27,305,880
Electricity		12,384,623	26,822,148	—	—	12,384,623	26,822,148
Heat supply		22,376	154,974	—	—	22,376	154,974
Others		79,389	185,967	65,480	142,791	144,870	328,758
Sales of service		38,656	90,414	46,882	90,003	85,538	180,417
Sales of construction services		31,511	49,028	256,151	494,687	287,661	543,715
Revenue related to transfer of assets from customers		145,906	289,366	—	—	145,906	289,366

	~~W~~	12,702,461	27,591,897	368,513	727,481	13,070,974	28,319,378

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	12,486,388	27,163,089	65,480	142,791	12,551,869	27,305,880
Performance obligations satisfied over time		216,073	428,808	303,033	584,690	519,105	1,013,498

	~~W~~	12,702,461	27,591,897	368,513	727,481	13,070,974	28,319,378

In millions of won		June 30, 2018
		Domestic		Overseas		Total
		Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
[Type of goods and services]
Sales of goods	~~W~~	12,568,817	27,525,572	86,012	187,234	12,654,829	27,712,806
Electricity		12,413,292	27,131,074	—	—	12,413,292	27,131,074
Heat supply		13,759	142,618	—	—	13,759	142,618
Others		141,766	251,880	86,012	187,234	227,778	439,114
Sales of service		36,093	70,120	37,023	77,162	73,116	147,282
Sales of construction services		37,788	54,658	386,645	819,936	424,433	874,594
Revenue related to transfer of assets from customers		184,780	308,521	—	—	184,780	308,521

	~~W~~	12,827,478	27,958,871	509,680	1,084,332	13,337,158	29,043,203

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	12,568,817	27,525,572	86,012	187,234	12,654,829	27,712,806
Performance obligations satisfied over time		258,661	433,299	423,668	897,098	682,329	1,330,397

	~~W~~	12,827,478	27,958,871	509,680	1,084,332	13,337,158	29,043,203

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

36.	Selling and Administrative Expenses

Selling and administrative expenses for the three and six-month periods ended June 30, 2019 and 2018 are as follows:

In millions of won		June 30, 2019		June 30, 2018
		Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
Salaries	~~W~~	194,997	391,652	187,024	376,145
Retirement benefit expense		19,598	36,801	12,788	31,359
Welfare and benefit expense		31,378	59,068	28,540	55,600
Insurance expense		3,604	6,623	2,814	7,441
Depreciation		56,988	116,043	50,680	106,560
Amortization of intangible assets		26,434	40,398	12,407	26,184
Bad debt expense (reversal)		10,772	15,724	(314)	18,068
Commission		161,884	341,851	189,284	346,096
Advertising expense		6,894	13,777	6,761	13,348
Training expense		1,728	3,281	2,080	3,613
Vehicle maintenance expense		1,591	4,457	2,666	5,038
Publishing expense		32	1,471	726	1,528
Business development expense		722	1,493	740	1,540
Rent expense		7,277	14,159	9,404	17,348
Telecommunication expense		2,092	4,357	6,042	11,736
Transportation expense		242	453	98	225
Taxes and dues		37,060	41,076	30,018	34,244
Expendable supplies expense		1,454	3,207	1,426	2,641
Water, light and heating expense		2,113	6,568	3,175	6,836
Repairs and maintenance expense		16,386	29,117	20,991	31,863
Ordinary development expense		37,553	78,583	42,513	84,603
Travel expense		4,037	8,546	3,477	6,964
Clothing expense		1,693	2,136	2,178	2,771
Survey and analysis expense		212	429	150	335
Membership fee		312	746	370	669
Others		30,222	61,635	28,421	61,396

	~~W~~	657,275	1,283,651	644,459	1,254,151

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

37.	Other Non-operating Income and Expense

(1)	Other non-operating income for the three and six-month periods ended June 30, 2019 and 2018 are as follows:

In millions of won		June 30, 2019		June 30, 2018
		Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
Reversal of other provisions	~~W~~	—	2,186	895	1,477
Reversal of other allowance for bad debt		960	960	—	—
Gains on government grants		67	139	67	145
Gains on assets contributed		2,707	2,771	394	418
Gains on liabilities exempted		616	719	97	7,021
Compensation and reparations revenue		19,822	38,664	22,945	42,755
Revenue from research contracts		1,427	2,577	1,750	2,844
Rental income		47,069	94,051	49,675	93,339
Others		22,786	29,090	18,003	30,653

	~~W~~	95,454	171,157	93,826	178,652

(2)	Other non-operating expense for the three and six-month periods ended June 30, 2019 and 2018 are as follows:

In millions of won		June 30, 2019		June 30, 2018
		Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
Compensation and reparations expenses	~~W~~	77	77	19,258	19,288
Accretion expenses of other provisions		5,225	383	61	190
Depreciation expenses on investment properties		4,047	4,291	218	508
Depreciation expenses on idle assets		1,636	3,272	1,637	3,274
Other bad debt expense		4,849	5,696	8,957	11,453
Donations		15,578	27,563	13,671	18,958
Others		4,383	9,856	36,817	43,850

	~~W~~	35,795	51,138	80,619	97,521

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

38.	Other Gains (Losses)

Composition of other gains (losses) for the three and six-month periods ended June 30, 2019 and 2018 are as follows:

In millions of won		June 30, 2019		June 30, 2018
		Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
Other gains
Gains on disposal of property, plant and equipment	~~W~~	20,353	29,187	11,997	26,363
Gains on disposal of intangible assets		—	97	3	3
Gains on foreign currency translation		13,907	10,955	4,060	8,161
Gains on foreign currency transaction		10,866	17,166	9,701	23,206
Gains on insurance proceeds		—	13	—	—
Others		43,890	110,235	44,031	106,818

Other losses
Losses on disposal of property, plant and equipment		(12,755)	(26,747)	(9,971)	(13,400)
Losses on disposal of intangible assets		—	—	(2)	(6)
Losses on impairment of property, plant, and equipment		(27,406)	(29,685)	(701,317)	(701,317)
Losses on impairment of intangible assets		(61,696)	(61,696)	—	—
Losses on foreign currency translation		—	(51,468)	(12,005)	(15,353)
Losses on foreign currency transaction		(19,055)	(28,915)	(18,666)	(33,373)
Others		(26,496)	(37,818)	(13,159)	(32,375)

	~~W~~	(58,392)	(68,676)	(685,328)	(631,273)

39.	Finance Income

Finance Income for the three and six-month periods ended June 30, 2019 and 2018 are as follows:

In millions of won		June 30, 2019		June 30, 2018
		Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
Interest income	~~W~~	63,275	124,579	57,438	108,116
Dividends income		2,427	3,740	3,704	11,811
Gains on disposal of financial assets		114	964	672	672
Gains on valuation of financial assets at fair value through profit or loss		3,830	8,391	2,289	5,010
Gains on valuation of derivatives		181,570	346,113	700,794	301,494
Gains on transaction of derivatives		30,425	65,569	17,924	37,367
Gains on foreign currency translation		57,044	86,337	43,402	89,543
Gains on foreign currency transaction		9,665	13,832	10,940	14,169

	~~W~~	348,350	649,525	837,163	568,182

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

40.	Finance Expenses

Finance expenses for the three and six-month periods ended June 30, 2019 and 2018 are as follows:

In millions of won		June 30, 2019		June 30, 2018
		Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
Interest expense	~~W~~	513,152	1,016,529	464,925	927,308
Losses on sale of financial assets		203	261	—	—
Losses on valuation of financial assets at fair value through profit or loss		—	296	5,427	3,410
Losses on valuation of derivatives		25,964	34,930	350,562	24,253
Losses on transaction of derivatives		7,145	16,807	5,376	13,885
Losses on foreign currency translation		264,971	434,778	414,977	452,024
Losses on foreign currency transaction		4,224	8,748	7,757	16,413
Others		933	2,619	—	392

	~~W~~	816,592	1,514,968	1,249,024	1,437,685

Capitalization rates for the six-month periods ended June 30, 2019 and 2018 are 1.60%~3.85% and 2.64%~3.65% respectively.

41.	Income Taxes

Income tax expense (benefit) is calculated by adjusting adjustments recognized in the current period, changes in deferred tax assets and liabilities resulting from temporary differences, and income tax expense related to items recognized as other than profit or loss. The Group did not calculate the average effective tax rate for the current and previous periods, because income tax benefit occurred for the both periods.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

42.	Assets Held-for-Sale

Assets held-for-sale as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019	December 31, 2018
Land (*1)	~~W~~	—	2,765
Buildings and Structures (*1)		—	19,369
Investments in associates (*2)		4,628	—
Investments in subsidiaries (*3)		747	747

	~~W~~	5,375	22,881

(*1)

The board of directors of KEPCO Engineering & Construction Company, Inc., a subsidiary of the Group, determined to dispose the office building in Yongin as part of the government’s plan to relocate state-run companies for balanced national development and moved the head office to Kimchun, Kyungsangbukdo, in 2015. As the Group believes the book value of Yongin office will be recovered by a disposal transaction rather than continuous operation, it reclassified buildings, land and structures as assets held-for-sale. However, since the sale price of the office building has been expected to rise in accordance with the development plan in Yongin, Gyeonggi Province, the company has not actively carried out the procedure for the sale since April 2018. For this reason, the office building no longer satisfies the definition of assets held-for-sale by KIFRS 1105, due to the period required to complete the sale is expected more than one year under the circumstances that can be controlled by the Company. Accordingly, the Group reclassified the office building as investment properties.

(*2)	Ulleungdo Natural Energy Co., Ltd. was in the process of liquidating its business as of June 30, 2019 and has been reclassified to assets held-for-sale, accordingly.
(*3)	KOWEPO India Private Limited was in the process of liquidating its business as of June 30, 2019 and has been reclassified to assets held-for-sale, accordingly.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

43.	Expenses Classified by Nature

Expenses classified by nature for the six-month periods ended June 30, 2019 and 2018 are as follows:

In millions of won		June 30, 2019
		Selling and administrative expenses	Cost of sales	Total
Raw materials used	~~W~~	—	8,304,989	8,304,989
Salaries		391,652	1,816,355	2,208,007
Retirement benefit expense		36,801	202,848	239,649
Welfare and benefit expense		59,068	208,297	267,365
Insurance expense		6,623	47,255	53,878
Depreciation		116,043	5,184,017	5,300,060
Amortization of intangible assets		40,398	41,997	82,395
Bad debt expense		15,724	—	15,724
Commission		341,851	174,776	516,627
Advertising expense		13,777	4,044	17,821
Training expense		3,281	6,003	9,284
Vehicle maintenance expense		4,457	3,606	8,063
Publishing expense		1,471	1,415	2,886
Business promotion expense		1,493	2,001	3,494
Rent expense		14,159	89,584	103,743
Telecommunication expense		4,357	4,170	8,527
Transportation expense		453	2,243	2,696
Taxes and dues		41,076	268,046	309,122
Expendable supplies expense		3,207	14,487	17,694
Water, light and heating expense		6,568	17,213	23,781
Repairs and maintenance expense		29,117	932,408	961,525
Ordinary development expense		78,583	232,505	311,088
Travel expense		8,546	33,900	42,446
Clothing expense		2,136	2,955	5,091
Survey and analysis expense		429	1,745	2,174
Membership fee		746	11,333	12,079
Power purchase		—	9,474,179	9,474,179
Others		61,635	881,895	943,530

	~~W~~	1,283,651	27,964,266	29,247,917

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

43.	Expenses Classified by Nature, Continued

Expenses classified by nature for the six-month periods ended June 30, 2019 and 2018 are as follows, continued:

In millions of won		June 30, 2018
		Selling and administrative expenses	Cost of sales	Total
Raw materials used	~~W~~	—	9,477,774	9,477,774
Salaries		376,145	1,731,556	2,107,701
Retirement benefit expense		31,359	181,032	212,391
Welfare and benefit expense		55,600	202,073	257,673
Insurance expense		7,441	48,069	55,510
Depreciation		106,560	4,878,477	4,985,037
Amortization of intangible assets		26,184	33,504	59,688
Bad debt expense		18,068	—	18,068
Commission		346,096	203,874	549,970
Advertising expense		13,348	3,949	17,297
Training expense		3,613	5,009	8,622
Vehicle maintenance expense		5,038	3,610	8,648
Publishing expense		1,528	1,563	3,091
Business promotion expense		1,540	2,101	3,641
Rent expense		17,348	77,532	94,880
Telecommunication expense		11,736	39,570	51,306
Transportation expense		225	2,137	2,362
Taxes and dues		34,244	247,660	281,904
Expendable supplies expense		2,641	14,409	17,050
Water, light and heating expense		6,836	17,187	24,023
Repairs and maintenance expense		31,863	983,398	1,015,261
Ordinary development expense		84,603	243,328	327,931
Travel expense		6,964	33,647	40,611
Clothing expense		2,771	2,044	4,815
Survey and analysis expense		335	1,796	2,131
Membership fee		669	5,692	6,361
Power purchase		—	9,012,749	9,012,749
Others		61,396	1,150,043	1,211,439

	~~W~~	1,254,151	28,603,783	29,857,934

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

44.	Earnings (Loss) Per Share

(1)	Basic earnings (loss) per share for the six-month periods ended June 30, 2019 and 2018 are as follows:

In won		June 30, 2019		June 30, 2018
Type		Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
Basic earnings (loss) per share	~~W~~	(697)	(1,924)	(1,479)	(1,911)

(2)

Net profit (loss) for the period and weighted average number of common shares used in the calculation of basic earnings (loss) per share for the six-month periods ended June 30, 2019 and 2018 are as follows:

In millions of won except number of shares		June 30, 2019		June 30, 2018
Type		Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
Net profit (loss) attributable to controlling interest	~~W~~	(447,546)	(1,235,344)	(949,219)	(1,226,489)
Profit (loss) used in the calculation of total basic earnings per share		(447,546)	(1,235,344)	(949,219)	(1,226,489)
Weighted average number of common shares		641,964,077	641,964,077	641,964,077	641,964,077

(3)	Weighted average number of common shares used in the calculation of basic earnings (loss) per share for the six-month periods ended June 30, 2019 and 2018 are as follows:

In number of shares	June 30, 2019		June 30, 2018
Type	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
The number of common shares issued at beginning of the year	641,964,077	641,964,077	641,964,077	641,964,077
Weighted average number of common shares	641,964,077	641,964,077	641,964,077	641,964,077

(4)	There are no potential dilutive instruments and diluted earnings (loss) per share are same as basic earnings (loss) per share for the six-month periods ended June 30, 2019 and 2018.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

45.	Risk Management

(1)	Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue while maximizing the return to shareholder through the optimization of the debt and equity balance. The capital structure of the Group consists of net debt (offset by cash and cash equivalents) and equity. The Group’s overall capital risk management strategy remains consistent with the prior year.

Details of the Group’s capital management accounts as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019	December 31, 2018
Total borrowings and debt securities	~~W~~	65,521,958	61,034,627
Cash and cash equivalents		1,308,117	1,358,345

Net borrowings and debt securities		64,213,841	59,676,282

Total shareholder’s equity	~~W~~	69,791,236	71,092,762

Debt to equity ratio		92.01%	83.94%

(2)	Financial risk management

The Group is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), credit risk. The Group monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyze exposures by degree and magnitude of risks. The Group uses derivative financial instruments to hedge certain risk exposures. The Group’s overall financial risk management strategy remains consistent with the prior year.

(i)	Credit risk

Credit risk is the risk of finance loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales activities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Group makes transactions with are reputable financial institutions, the credit risk from them are considered limited. The Group decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

①	Credit risk management

Electricity sales, the main operations of the Group are the necessity for daily life and industrial activities of Korean nationals, and have importance as one of the national key industries. The Group dominates the domestic market supplying electricity to customers. The Group is not exposed to significant credit risk as customers of the Group are diverse and are from various industries and areas. The Group uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counter party will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

②	Impairment and allowance account

In accordance with the Group policies, individual material financial assets are assessed on a regular basis, trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectable amounts are included in this assessment.

Allowance for bad debts assessed on a collective basis are recognized for (i) the group of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and past experience.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

45.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Group’s level of maximum exposure to credit risk as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019	December 31, 2018
Cash and cash equivalents	~~W~~	1,308,117	1,358,345
Financial assets at fair value through profit or loss		2,200,495	920,935
Derivative assets (trading)		149,551	37,631
Equity investment at fair value through other comprehensive income		403,816	399,495
Financial assets at amortized cost		12,350	14,042
Loans		727,944	718,674
Long-term/short-term financial instruments		2,414,387	2,318,027
Derivative assets (applying hedge accounting)		188,330	64,704
Trade and other receivables		8,827,127	9,613,437
Financial guarantee contracts (*)		2,999,972	1,310,817

(*)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

As of the reporting date, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Group’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions

①	Defined benefit obligation

A sensitivity analysis of defined benefit obligation assuming a 1% increase and decrease movements in the actuarial valuation assumptions as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won			June 30, 2019		December 31, 2018
Type	Accounts		1% Increase	1% Decrease	1% Increase	1% Decrease
Future salary increases	Increase (decrease) in defined benefit obligation	~~W~~	491,987	(427,336)	416,956	(363,820)
Discount rate	Increase (decrease) in defined benefit obligation		(427,808)	506,748	(377,221)	445,833

Changes of employee benefits assuming a 1% increase and decrease movements in discount rate on plan asset for the six-month periods ended June 30, 2019 and 2018 are ~~W~~8,864 million and ~~W~~7,357 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

45.	Risk Management, Continued

(2)	Financial risk management, continued

②	Provisions

Changes in provisions due to movements in underlying assumptions as of June 30, 2019 and December 31, 2018 are as follows:

Type	Accounts	June 30, 2019	December 31, 2018
PCBs	Inflation rate	1.27%	1.27%
	Discount rate	2.18%	2.18%
Nuclear plants	Inflation rate	1.21%	1.21%
	Discount rate	2.94%	2.94%
Spent fuel	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%

A sensitivity analysis of provisions assuming a 0.1% increase and decrease movements in the underlying assumptions as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won			June 30, 2019		December 31, 2018
Type	Accounts		0.1% Increase	0.1% Decrease	0.1% Increase	0.1% Decrease
Discount rate	PCBs	~~W~~	(554)	557	(623)	627
	Nuclear plants		(253,770)	260,695	(256,513)	263,595
	Spent fuel		(51,607)	53,621	(49,182)	51,098
Inflation rate	PCBs		561	(559)	632	(629)
	Nuclear plants		299,286	(291,297)	294,984	(287,110)
	Spent fuel		54,396	(52,424)	51,837	(49,961)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

45.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgment effected by uncertainties in underlying assumptions

①	Foreign currency risk

The Group undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities as of June 30, 2019 and December 31, 2018 are as follows:

In thousands of foreign currencies	Assets		Liabilities
Type	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
AED	10,821	10,513	26,196	5,890
AUD	142	143	412,646	717,712
BDT	81,934	71,575	910	1,175
BWP	1,467	1,214	—	—
CAD	114	96	—	4
CHF	—	—	200,000	400,000
CNY	—	—	26,140	26,140
CZK	—	—	1,940	—
EUR	1,088	337	69,100	105,673
GBP	—	—	28	1
GHS	25,879	25,794	—	—
HKD	—	—	1,648,753	1,650,000
IDR	170,814	60,568	—	206,935
INR	1,104,825	1,228,795	188,345	183,963
JOD	702	2,764	6	5
JPY	102,058	35,935	326,654	390,921
KZT	319	319	—	—
MGA	4,191,469	3,318,447	95,074	170,641
MMK	33,910	25,208	—	—
PHP	218,735	709,285	127,082	66,985
PKR	333,218	305,542	4,039	3,588
SAR	2,455	2,024	—	—
SEK	—	—	449,062	450,000
USD	1,610,116	1,422,510	9,646,361	8,103,602
UYU	112,121	39,898	3,993	4,253
VND	841,285	—	—	—
ZAR	149	170	5	4

A sensitivity analysis on the Group’s income for the period assuming a 10% increase and decrease in currency exchange rates as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019		December 31, 2018
Type		10% Increase	10% Decrease	10% Increase	10% Decrease
Increase (decrease) of profit before income tax	~~W~~	(1,024,129)	1,024,129	(887,561)	887,561
Increase (decrease) of shareholder’s equity (*)		(1,024,129)	1,024,129	(887,561)	887,561

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

45.	Risk Management, Continued

(2)	Financial risk management, continued

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of June 30, 2019 and December 31, 2018. To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Group has a policy to enter into cross-currency swap agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Group enters into currency forward agreements.

②	Interest rate risk

The Group is exposed to interest rate risk due to its borrowing with floating interest rates. A 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Group’s borrowings and debt securities with floating interest rates as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won
Type		June 30, 2019	December 31, 2018
Short-term borrowings	~~W~~	—	24,235
Long-term borrowings		2,529,303	2,358,860

	~~W~~	2,529,303	2,383,095

A sensitivity analysis on the Group’s long-term borrowings and debt securities assuming a 1% increase and decrease in interest rates, without consideration of hedge effect of related derivatives for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won		June 30, 2019		December 31, 2018
Type		1% Increase	1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	(25,293)	25,293	(23,831)	23,831
Increase (decrease) of shareholder’s equity (*)		(25,293)	25,293	(23,831)	23,831

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

To manage its interest rate risks, the Group enters into certain interest swap agreements or maintains an appropriate mix of fixed and floating rate borrowings. These sensitivity analysis above is conducted without consideration of hedge effect of related derivatives.

③	Electricity rates risk

The Group is exposed to electricity rates risk due to the rate regulation of the government which considers the effect of electricity rate on the national economy.

A sensitivity analysis on the Group’s income for the period assuming a 1% increase and decrease in price of electricity for the six-month periods ended June 30, 2019 and 2018 are as follows:

In millions of won		June 30, 2019		June 30, 2018
Type		1% Increase	1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	268,221	(268,221)	271,311	(271,311)
Increase (decrease) of shareholder’s equity (*)		268,221	(268,221)	271,311	(271,311)

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

45.	Risk Management, Continued

(2)	Financial risk management, continued

(iv)	Liquidity risk

The Group has established an appropriate liquidity risk management framework for the management of the Group’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Group has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, the Group has the ability to utilize excess cash or long-term borrowings for major construction investments.

The following table shows the details of maturities of non-derivative financial liabilities as of June 30, 2019 and December 31, 2018. This table, based on the undiscounted cash flows of the non-derivative financial liabilities including estimated interests, has been prepared based on the respective liabilities’ earliest maturity date.

In millions of won		June 30, 2019
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	12,042,740	8,182,365	29,279,409	28,667,399	78,171,913
Lease liabilities		646,693	547,223	1,641,670	2,836,886	5,672,472
Trade and other payables		5,146,231	284,317	707,342	1,770,438	7,908,328
Financial guarantee contracts (*)		901,573	—	35,904	2,062,495	2,999,972

	~~W~~	18,737,237	9,013,905	31,664,325	35,337,218	94,752,685

In millions of won		December 31, 2018
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	10,204,471	9,274,378	28,143,311	25,312,534	72,934,694
Finance lease liabilities		87,709	87,709	141,074	65,250	381,742
Trade and other payables		6,348,195	150,479	375,661	2,188,950	9,063,285
Financial guarantee contracts (*)		91,722	855,488	363,607	—	1,310,817

	~~W~~	16,732,097	10,368,054	29,023,653	27,566,734	83,690,538

(*)

This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of June 30, 2019 and December 31, 2018 are ~~W~~90,698 million and ~~W~~15,586 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

45.	Risk Management, Continued

(2)	Financial risk management, continued

The expected maturities for non-derivative financial assets as of June 30, 2019 and December 31, 2018 in detail are as follows:

In millions of won		June 30, 2019
Type		Less than 1 year	1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	1,308,117	—	—	—	1,308,117
Equity investment at fair value through other comprehensive income		—	—	—	403,816	403,816
Financial assets at amortized cost		11,010	1,257	83	—	12,350
Loans		113,830	340,839	297,187	14,077	765,933
Long-term/short-term financial instruments		2,014,027	211,830	18	188,512	2,414,387
Financial assets at fair value through profit or loss		1,522,187	76	—	678,232	2,200,495
Trade and other receivables		7,074,733	955,299	753,314	51,997	8,835,343

	~~W~~	12,043,904	1,509,301	1,050,602	1,336,634	15,940,441

In millions of won		December 31, 2018
Type		Less than 1 year	1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	1,358,345	—	—	—	1,358,345
Equity investment at fair value through other comprehensive income		—	—	—	399,495	399,495
Financial assets at amortized cost		11,956	2,086	—	—	14,042
Loans		123,646	314,744	319,988	—	758,378
Long-term/short-term financial instruments		1,869,286	278,899	164,057	5,785	2,318,027
Financial assets at fair value through profit or loss		313,893	81,828	483,398	41,816	920,935
Trade and other receivables		7,795,619	1,067,800	701,743	57,651	9,622,813

	~~W~~	11,472,745	1,745,357	1,669,186	504,747	15,392,035

(*)	The maturities cannot be presently determined.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

45.	Risk Management, Continued

(2)	Financial risk management, continued

Derivative liabilities classified by maturity periods from reporting date to maturity date of contract as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading		(3,589)	—	(22,550)	(32,950)	(59,089)
- Hedging		(1,903)	(39,661)	(104,574)	(33,525)	(179,663)

	~~W~~	(5,492)	(39,661)	(127,124)	(66,475)	(238,752)

In millions of won		December 31, 2018
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading		5,734	16,565	28,283	40,124	90,706
- Hedging		5,154	(43,447)	71,840	(40,917)	(7,370)

	~~W~~	10,888	(26,882)	100,123	(793)	83,336

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

45.	Risk Management, Continued

(3)	Fair value risk

The fair value of the Group’s actively-traded financial instruments (i.e. FVTPL, FVOCI, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Group’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Group uses that technique.

For trade receivables and payables, the Group considers the carrying value net of impairment as fair value. While for disclosure purposes, the fair value of financial liabilities is estimated by discounting financial instruments with similar contractual cash flows based on the effective interest method.

(i) Fair value and book value of financial assets and liabilities as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019		December 31, 2018
Type		Book value	Fair value	Book value	Fair value
Assets recognized at fair value
Financial assets at fair value through other comprehensive income	~~W~~	403,816	403,816	399,495	399,495
Derivative assets (trading)		149,551	149,551	37,631	37,631
Derivative assets (applying hedge accounting)		188,330	188,330	64,704	64,704
Financial assets at fair value through profit or loss		2,200,495	2,200,495	920,935	920,935

	~~W~~	2,942,192	2,942,192	1,422,765	1,422,765

Assets carried at amortized cost
Financial assets at amortized cost	~~W~~	12,350	12,350	14,042	14,042
Loans and receivables		727,944	727,944	718,674	718,674
Long-term financial instruments		8,827,127	8,827,127	448,741	448,741
Short-term financial instruments		400,360	400,360	1,869,286	1,869,286
Trade and other receivables		2,014,027	2,014,027	9,613,437	9,613,437
Cash and cash equivalents		1,308,117	1,308,117	1,358,345	1,358,345

	~~W~~	13,289,925	13,289,925	14,022,525	14,022,525

Liabilities recognized at fair value
Derivative liabilities (trading)	~~W~~	40,717	40,717	99,010	99,010
Derivative liabilities (applying hedge accounting)		136,560	136,560	213,153	213,153

	~~W~~	177,277	177,277	312,163	312,163

Liabilities carried at amortized cost
Secured borrowings	~~W~~	238,855	238,855	741,029	741,029
Unsecured bond		60,014,254	62,848,636	56,603,988	58,804,070
Lease liabilities		4,951,297	4,951,297	283,806	283,806
Unsecured borrowings		5,268,849	5,281,539	3,522,602	3,950,517
Trade and other payables (*)		7,908,328	7,908,328	9,063,285	9,063,285
Bank overdraft		—	—	167,008	167,008

	~~W~~	78,381,583	81,228,655	70,381,718	73,009,715

(*)	Excludes lease liabilities

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

45.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rate used for calculating fair value as of June 30, 2019 and December 31, 2018 are as follows:

Type	June 30, 2019		December 31, 2018
Derivatives	0.63	% ~ 4.16%	0.02	% ~ 4.16%
Borrowings and debt securities	0.50	% ~ 7.31%	0.51	% ~ 5.14%
Lease	1.76	% ~ 10.83%	3.50	% ~ 10.83%

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2 or 3, based on the degree to which the fair value is observable.

Level 1:    Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2:    Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3:    Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019
Type		Level 1	Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	214,198	—	189,618	403,816
Derivative assets		—	337,881	—	337,881
Financial assets at fair value through profit or loss		—	2,195,352	5,143	2,200,495

	~~W~~	214,198	2,533,233	194,761	2,942,192

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	175,122	2,155	177,277

In millions of won		December 31, 2018
Type		Level 1	Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	210,056	—	189,439	399,495
Derivative assets		—	100,490	1,845	102,335
Financial assets at fair value through profit or loss		106,600	809,283	5,052	920,935

	~~W~~	316,656	909,773	196,336	1,422,765

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	310,008	2,155	312,163

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

45.	Risk Management, Continued

(3)	Fair value risk, continued

The fair value of financial assets (FVTPL and FVOCI) publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted financial assets (FVTPL and FVOCI) is calculated using the valuation results from an external pricing service in which weighted average borrowing rates of interest of evaluated companies are used as a discount rate. The fair value of derivatives is measured using valuation model which is determined at the present value of estimated future cash flows discounted at current market interest rate.

Changes of financial assets and liabilities which are classified as level 3 for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won		June 30, 2019
		Beginning balance	Effect of change in accounting policy	Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance

Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	5,052	—	40	—	51	—	—	5,143
Financial assets at fair value through other comprehensive income Unlisted securities		189,439	—	—	—	(47)	(916)	1,142	189,618

In millions of won		December 31, 2018
		Beginning balance	Effect of change in accounting policy	Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance

Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	—	5,038	—	—	14	—	—	5,052
Financial assets at fair value through other comprehensive income Unlisted securities		—	197,450	—	—	(11,744)	(326)	4,059	189,439

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

46.	Service Concession Arrangements

(1)	Gas Complex • Thermal Power Plant at Ilijan, Philippines (BOT)

(i)	Significant terms and concession period of the arrangement

The Group has entered into a contract with National Power Corporation (the “NPC”), based in the Republic of the Philippines whereby the Group can collect the electricity rates which are composed of fixed costs and variable costs during the concession period from 2002 to 2022 after building, rehabilitating, and operating the power plant.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2002 to 2022. At the end of the concession period, the Group has an obligation to transfer its ownership of the power plant to NPC.

(iii)	The Group’s expected future collections of service concession arrangements as of June 30, 2019 are as follows:

In millions of won

Type		Amounts
Less than 1 year	~~W~~	120,833
1~2 years		120,833
2~3 years		110,762

	~~W~~	352,428

(2)	Hydroelectric Power Generation at Semangka, Indonesia (BOT)

(i)	Significant terms and concession period of the arrangement

The Group has entered into a contract with PT. Perusahaan Listrik Negara (the “PLN”) whereby the Group provides electricity generated and charge tariff rates designed to recover capital cost, fixed O&M cost, water usage cost, variable O&M cost and special facilities cost during the concession period after building, rehabilitating, and operating the power plant for approximately 30 years (2018~2048) subsequent to the completion of plant construction.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2018 to 2048. At the end of the concession period, PNL has an option to take over the ownership of the power plant from the Group.

(iii)	The Group’s expected future collections of service concession arrangements as of June 30, 2019 are as follows:

In millions of won

Type		Amounts
Less than 1 year	~~W~~	28,883
1~2 years		28,815
2~3 years		28,847
Over 3 years		598,867

	~~W~~	685,412

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

47.	Related Parties

(1)	Related parties of the Group as of June 30, 2019 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (114 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Garolim Tidal Power Plant Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Lebanon SARL, KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd.,KOSPO Australia Pty., Ltd., KEPCO Netherlands B.V., KOREA Imouraren Uranium Investment Corp., KEPCO Middle East Holding Company, Qatrana Electric Power Company, Korea Electric Power Nigeria Ltd., KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy, Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, EWP Barbados 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc, KOSEP USA, INC., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, EWP Philippines Corporation, KEPCO KPS Philippines Corp., KOSPO Chile SpA, PT. KOWEPO Sumsel Operation And Maintenance Services, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, DG Fairhaven Power, LLC, DG Whitefield, LLC, EWP Renewable Corporation, EWPRC Biomass Holdings, LLC, Springfield Power, LLC, HeeMang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., HI Carbon Professional Private Special Asset Investment Trust 1, Chitose Solar Power Plant LLC., Solar School Plant Co., Ltd., KEPCO Energy Solution Co. Ltd., KOSPO Power Services Limitada, KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO US Inc., KEPCO Alamosa LLC, KEPCO Solar of Alamosa, LLC (formerly, Cogentrix of Alamosa, LLC), KEPCO-LG CNS Mangilao Holdings LLC, Mangilao Investment LLC, KEPCO-LG CNS Mangilao Solar, LLC, Jeju Hanlim Offshore Wind Co., Ltd., PT, Siborpa Eco Power, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund VII, PT. Korea Energy Indonesia, KOLAT SpA, KEPCO California, LLC, KEPCO Mojave Holdings, LLC, Incheon Fuel Cell Co., Ltd., KOEN Service Co., Ltd., KOMIPO Service Co., Ltd., KOWEPO Service Co., Ltd., KOSPO Service Co., Ltd., EWP Service Co., Ltd., PT. KOMIPO Energy Indonesia, KNF partners Co., Ltd., KOSPO USA Inc., Nambu USA LLC, Tamra Offshore Wind Power Co., Ltd., KEPCO MCS Co., Ltd., KEPCO FMS Co., Ltd., Firstkeepers Co., Ltd., Secutec Co., Ltd., SE Green Energy Co., Ltd.

Associates (61 associates)	Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, Daegu Photovoltaic Co., Ltd., Jeongam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Heang Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., Goseong Green Energy Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Naepo Green Energy Co., Ltd., Noeul Green Energy Co., Ltd., YTN Co., Ltd., Cheongna Energy Co., Ltd., Samcheok Eco Materials Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, Hyundai Energy Co., Ltd., Ecollite Co., Ltd., Taebaek Wind Power Co., Ltd., Taeback Guinemi Wind Power Co., Ltd., Pyeongchang Wind Power Co., Ltd., Daeryun Power Co., Ltd., Changjuk Wind Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., Hadong Mineral Fiber Co., Ltd., Green Biomass Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Pioneer Gas Power Limited, Eurasia Energy Holdings, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Busan Green Energy Co., Ltd., Gunsan Bio Energy Co., Ltd., Korea Electric Vehicle Charging Service, Korea Nuclear Partners Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Daegu clean Energy Co., Ltd., YaksuESS Co., Ltd, PND solar., Ltd, Hyundai Eco Energy Co., Ltd., YeongGwang Yaksu Wind Electric. Co., Ltd, Green Energy Electricity Generation Co., Ltd., Korea Energy Solutions Co., Ltd, ITR Co., Ltd, Structure test network Co., Ltd., Namjeongsusang Solar Power Operatin Co., Ltd., Indeck Niles Development, LLC, Indeck Niles Asset Management, LLC

Joint ventures (58 joint ventures)	Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, Daejung Offshore Wind Power Co., Ltd., KAPES, Inc., Dangjin Eco Power Co., Ltd., Honam Wind Power Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., KEPCO-Uhde Inc., GS Donghae Electric Power Co., Ltd., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Amman Asia Electric Power Company, Kelar S.A, PT. Tanjung Power Indonesia, Nghi Son 2 Power LLC, Daehan Wind Power PSC, MOMENTUM, Barakah One Company, Nawah Energy Company, Yeonggwang Wind Power Co., Ltd., Chester Solar IV SpA, Chester Solar V SpA, Diego de Almagro Solar SpA, South Jamaica Power Company Limited, Daesan Green Energy Co.,Ltd., RE Holiday Holdings LLC, RE Pioneer Holdings LLC, RE Barren Ridge 1 Holdings LLC, RE Astoria 2 LandCo LLC, RE Barren Ridge LandCo LLC, Laurel SpA, KIAMCO KOWEPO Bannerton Hold Co Pty Ltd, Chile Solar JV SpA, Taebaek Gadeoksan Wind Power Co., Ltd., Cheong-Song Noraesan Wind Power Co., Ltd., Chester Solar I SpA, Solar Philippines Calatagan Corporation, Saemangeum Solar Power Co., Ltd., Chungsongmeon BongSan wind power Co., Ltd., Jaeun Resident Wind Power Plant Co., Ltd., DE Energia SpA

Others (3 others)	Korea Development Bank, KEPCO Singapore Holdings Pte., Ltd., Ulleungdo Natural Energy Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

47.	Related Parties, Continued

(2)	Transactions between the Company and its subsidiaries are eliminated during the consolidation and are not disclosed in the notes.

(3)	Related party transactions for the six-month periods ended June 30, 2019 and 2018 are as follows:

<Sales and Others>

In millions of won			Sales and others
Company name	Transaction type		June 30, 2019	June 30, 2018
<Associates>
Korea Gas Corporation	Electricity sales	~~W~~	71,793	48,475
Dongducheon Dream Power Co., Ltd.	Electricity sales		3,045	3,522
S-Power Co., Ltd.	Service		3,388	4,403
Hyundai Green Power Co., Ltd.	Design service		11,436	11,684
Korea Electric Power Industrial Development Co., Ltd.	Service		5,867	8,459
Daeryun Power Co., Ltd.	Electricity sales		973	865
Korea Power Exchange	Service		3,459	3,100
Samcheok Eco Materials Co., Ltd.	Electricity sales		288	194
Gangwon Wind Power Co., Ltd.	Electricity sales		2,329	2,323
Cheongna Energy Co., Ltd.	Service		7,011	7,324
Others (Busan Green Energy Co., Ltd. and 36 others)	Electricity sales		112,104	59,377

<Joint ventures>
GS Donghae Electric Power Co., Ltd.	Electricity sales		13,057	5,098
Chun-cheon Energy Co., Ltd.	Electricity sales		807	593
Daegu Green Power Co., Ltd.	Electricity sales		529	471
Nawah Energy Company	Service		47,764	22,607
KAPES, Inc.	Commission		227	484
Rabigh Electricity Company	Service		12,219	16,250
Seokmun Energy Co., Ltd.	Service		584	922
Yeonggwang Wind Power Co., Ltd.	Electricity sales		75	—
Others (Yeonggwangbaeksu Wind Power Co., Ltd. and 30 others)	Electricity sales		54,029	46,724

<Others>
Yeongwol Energy Station Co., Ltd.	Service		—	373
DS POWER Co., Ltd.	Service		—	565
Korea Development Bank	Electricity sales		1,880	1,527
	Interest income		816	2,868

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

47.	Related Parties, Continued

(3)	Related party transactions for the six-month periods ended June 30, 2019 and 2018 are as follows, continued:

<Purchase and Others>

In millions of won			Purchase and others
Company name	Transaction type		June 30, 2019	June 30, 2018
<Associates>
Korea Gas Corporation	Electricity sales	~~W~~	2,173,304	2,725,083
Dongducheon Dream Power Co., Ltd.	Electricity sales		344,850	408,864
S-Power Co., Ltd.	Service		280,002	230,253
Hyundai Green Power Co., Ltd.	Design service		226,596	222,951
Korea Electric Power Industrial Development Co., Ltd.	Service		129,167	144,966
Daeryun Power Co., Ltd.	Electricity sales		63,673	80,642
Korea Power Exchange	Service		68,748	106,553
Samcheok Eco Materials Co., Ltd.	Electricity sales		3,889	384
Gangwon Wind Power Co., Ltd.	Electricity sales		13,737	15,089
Cheongna Energy Co., Ltd.	Service		58,747	58
Others (Busan Green Energy Co., Ltd. and 36 others)	Electricity sales		40,018	40,336

<Joint ventures>
GS Donghae Electric Power Co., Ltd.	Electricity sales		370,440	387,820
Chun-cheon Energy Co., Ltd.	Electricity sales		172,257	174,479
Daegu Green Power Co., Ltd.	Electricity sales		162,207	156,390
KAPES, Inc.	Commission		59,062	75,047
Seokmun Energy Co., Ltd.	Service		14,650	11,599
Yeonggwang Wind Power Co., Ltd.	Electricity sales		13,660	—
Others (Yeonggwangbaeksu Wind Power Co., Ltd. and 30 others)	Electricity sales		13,426	14,378

<Others>
DS POWER Co., Ltd.	Service		—	4,019
Korea Development Bank	Interest expense		2,053	2,322
	Dividends paid		7	166,880

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won			Receivables		Payables
Company name	Type		June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
<Associates>
Korea Gas Corporation	Trade receivables	~~W~~	13,164	9,439	—	—
	Non-trade receivables and others		394	498	—	—
	Trade payables		—	—	246,862	601,092
	Non-trade payables and others		—	—	168	314
S-Power Co., Ltd.	Trade receivables		403	922	—	—
	Non-trade receivables and others		439	34	—	—
	Trade payables		—	—	28,753	56,897
	Non-trade payables and others		—	—	—	16
Dongducheon Dream Power Co., Ltd.	Trade receivables		638	332	—	—
	Non-trade receivables and others		268	298	—	—
	Trade payables		—	—	41,747	74,651
	Non-trade payables and others		—	—	34	10
Goseong Green Energy Co., Ltd.	Non-trade receivables and others		2,629	—	—	—
	Non-trade payables and others		—	—	45,623	43,020
Hyundai Green Power Co., Ltd.	Trade receivables		632	390	—	—
	Trade payables		—	—	45,858	38,072
Daeryun Power Co., Ltd.	Trade receivables		290	178	—	—
	Trade payables		—	—	3,751	15,845
Hyundai Energy Co., Ltd.	Trade receivables		160	57	—	—
	Non-trade receivables and others		11,404	9,664	—	—
	Trade payables		—	—	50	259
	Non-trade payables and others		—	—	9,178	8,021
Gunsan Bio Energy Co., Ltd.	Non-trade receivables and others		—	3,458	—	—
Korea Electric Power Industrial Development Co., Ltd.	Trade receivables		806	278	—	—
	Non-trade receivables and others		11	51	—	—
	Trade payables		—	—	4,492	—
	Non-trade payables and others		—	—	10,255	13,102
Noeul Green Energy Co., Ltd.	Trade receivables		5	3	—	—
	Non-trade payables and others		—	—	11,307	8,774
Busan Green Energy Co., Ltd.	Trade receivables		3	1	—	—
	Non-trade receivables and others		—	—	15,239	—
	Non-trade payables and others		—	—	—	10,882
Korea Power Exchange	Trade receivables		947	847	—	—
	Non-trade receivables and others		183	229	—	—
	Trade payables		—	—	4,054	—
	Non-trade payables and others		—	—	1,756	1,214
Others (Gangwon Wind Power Co., Ltd. and 34 others)	Trade receivables		2,456	721	—	—
	Non-trade receivables and others		3,588	1,377	—	—
	Trade payables		—	—	2,076	6,217
	Non-trade payables and others		—	—	2,986	740

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of June 30, 2019 and December 31, 2018 are as follows, continued:

In millions of won		Receivables		Payables
Company name	Type	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
<Joint ventures>
GS Donghae Electric Power Co., Ltd.	Trade receivables	461	245	—	—
	Non-trade receivables and others	338	2,537	—	—
	Trade payables	—	—	57,379	69,820
	Non-trade payables and others	—	—	4	59
Nawah Energy Company	Trade receivables	41,222	29,614	—	—
	Non-trade receivables and others	—	253	—	—
Chun-cheon Energy Co., Ltd.	Trade receivables	160	20	—	—
	Non-trade receivables and others	2,119	308	—	—
	Trade payables	—	—	18,090	33,796
Daegu Green Power Co., Ltd.	Trade receivables	172	110	—	—
	Non-trade receivables and others	17	12	—	—
	Trade payables	—	—	16,620	32,609
Amman Asia Electric Power Company	Non-trade payables and others	—	—	18,709	18,351
KAPES, Inc.	Non-trade receivables and others	118	253	—	—
	Non-trade payables and others	—	—	26,080	338
Honam Wind Power Co., Ltd.	Trade payables	—	—	70	432
	Non-trade payables and others	—	—	4,417	3,573
Kelar S.A	Non-trade receivables and others	15,223	—	—	—
Others (Seokmun Energy Co., Ltd. and 16 others)	Trade receivables	2,119	784	—	—
	Non-trade receivables and others	3,144	839	—	—
	Trade payables	—	—	366	911
	Non-trade payables and others	—	—	7,076	6,577

<Others>
Korea Development Bank	Accrued interest income	466	1,147	—	—
	Non-trade receivables and others	91,715	12,125	—	—
	Non-trade payables and others	—	—	117	218
	Derivatives	40,396	27,306	7,243	18,095

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

47.	Related Parties, Continued

(5)	Loans and others arising from related party transactions as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won
Type	Company name		Beginning balance	Loans	Collection	Others	Ending balance
Associates	KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	~~W~~	27,634	49	—	887	28,570
	(Allowance for doubtful accounts)		(6,065)	—	—	(1,200)	(7,265)
Associates	PT. Cirebon Electric Power		8,696	—	(3,419)	604	5,881
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		1,413	—	—	—	1,413
Associates	PT Wampu Electric Power		14,880	—	—	1,057	15,937
Associates	Gunsan Bio Energy Co., Ltd.		9,396	3,000	—	—	12,396
Associates	Hyundai Energy Co., Ltd.		2,465	—	—	—	2,465
	(Allowance for doubtful accounts)		(2,465)	—	—	—	(2,465)
Joint ventures	Kelar S.A		48,694	—	—	1,685	50,379
Joint ventures	Chester Solar IV SpA		—	1,659	—	16	1,675
Joint ventures	Chun-cheon Energy Co., Ltd.		616	1,232	—	—	1,848
Joint ventures	Chester Solar V SpA		—	526	—	5	531
Joint ventures	Diego de Almagro Solar SpA		—	2,065	—	20	2,085
Joint ventures	Dangjin Eco Power Co., Ltd.		—	2,600	—	—	2,600
Joint ventures	DE energia SpA		—	6,799	—	(173)	6,626

		~~W~~	105,264	17,930	(3,419)	2,901	122,676

(6)	Borrowings arising from related party transactions as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won
Related parties	Type		Beginning balance	Borrowings	Repayment	Others	Ending balance
Korea Development Bank	Facility	~~W~~	66,793	—	(8,507)	—	58,286
	Others		4,154	—	(178)	—	3,976
	Operating funds		81,000	—	(32,000)	—	49,000
	Syndicated Loan		17,276	—	(963)	997	17,310

(7)	Guarantees provided to associates or joint ventures as of June 30, 2019 are as follows:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit		Guarantee
Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD	11,000	SAPCO
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	USD	1,386	RABEC
Korea Electric Power Corporation	Barakah One Company	Debt guarantees	USD	900,000	Export-Import Bank of Korea and others
		Performance guarantees and others	USD	3,776,561	Export-Import Bank of Korea and others
Korea Electric Power Corporation	RE Holiday Holdings LLC	Performance guarantees	USD	223,000	EPS Renewables Holdings, LLC, Santander Bank and others
Korea Electric Power Corporation	RE Pioneer Holdings LLC	Performance guarantees	USD	170,000	EPS Renewables Holdings, LLC, Santander Bank and others
Korea Electric Power Corporation	RE Barren Ridge 1 Holdings LLC	Performance guarantees	USD	149,000	Firstar Development, LLC, Santander Bank and others
Korea Electric Power Corporation	Nghi Son 2 Power LLC	Performance guarantees	USD	27,930	SMBC Ho Chi Minh and others
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested Guarantees for supplemental funding and others (*1)	KRW	3,648 —	KEB Hana Bank and others KEB Hana Bank and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

47.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of June 30, 2019 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD 2,500	Krung Thai Bank
		Collateralized money invested	KRW 72,479	Krung Thai Bank
		Impounding bonus guarantees	USD 5,000	SK E&C
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR 5,600	Saudi Arabia British Bank
Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW 1,950	Korea Development Bank
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested (*2)	KRW 37,494	Kookmin Bank and others
		Debt guarantees	KRW 20,300	BNK Securities and others
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	KRW 1,181	Woori Bank
Korea Western Power Co., Ltd.	Heang Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 215	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW 64,168	Kookmin Bank
		Guarantees for supplemental funding (*1)	—	Kookmin Bank
Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW 4,759	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW 17,293	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW 39,317	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	KRW 20,000	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW 4,426	Shinhan Bank and others
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW 249,461	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW 2,793	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW 20,097	KDB Capital Corporation and others
Korea East-West Power Co., Ltd.	Daesan Green Energy Co., Ltd.	Collateralized money invested	KRW 17,281	IBK
Korea East-West Power Co., Ltd.	Taebaek Gadeoksan Wind Power Co., Ltd.	Collateralized money invested	KRW 8,420	Samsung Fire & Marine Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Debt guarantees	USD 24,544	Sumitomo mitsui banking
		Other guarantees	USD 3,150	PT Adaro Indonesia
Korea East-West Power Co., Ltd.	South Jamaica Power Company Limited	Performance guarantees	USD 14,400	Societe Generale
EWP Barbados 1 SRL	South Jamaica Power Company Limited	Guarantees for supplemental funding (*1, 3)	USD 13,040	JCSD Trustee Services Limited and others
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW 2,257	Shinhan Bank and Kyobo Life Insurance Co., Ltd.
		Performance guarantees and guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW 26,235	Korea Development Bank and others
		Guarantees for supplemental funding and others (*1)	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

47.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of June 30, 2019 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
Korea Southern Power Co., Ltd.	Changjuk Wind Power Co., Ltd.	Collateralized money invested	KRW 8,699	Shinhan Bank
		Guarantees for supplemental funding (*1)	—	Shinhan Bank
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW 44,123	Shinhan Bank and others
Korea Southern Power Co., Ltd.	Kelar S.A	Performance guarantees	USD 63,707	KEB Hana Bank, SMBC, Mizuho Bank, MUFG, Natixis
Korea Southern Power Co., Ltd.	Daehan Wind Power PSC	Debt guarantees	USD 18,098	Shinhan Bank, Standard Chartered
		Performance guarantees	USD 3,000	Shinhan Bank
		Guarantees for supplemental funding (*1)	—	Shinhan Bank
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW 5,229	Woori Bank and Shinhan Bank and others
		Performance guarantees	—	Woori Bank and Shinhan Bank and others
Korea Southern Power Co., Ltd.	Taebaek Wind Power Co., Ltd.	Guarantees for supplemental funding (*1)	—	Shinhan Bank and others
Korea Southern Power Co., Ltd.	Jeongam Wind Power Co., Ltd.	Collateralized money invested	KRW 4,418	IBK, SK Securities Co., Ltd. and others
		Performance guarantees	—	IBK, SK Securities Co., Ltd. and others
Korea Southern Power Co., Ltd.	Samcheok Eco Materials Co., Ltd.	Payment guarantees (*7)	—	SEM Investment Co., Ltd.
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW 127,571	Korea Development Bank and others
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD 11,825	Mizuho Bank
Korea Midland Power Co., Ltd.	PT Wampu Electric Power	Debt guarantees	USD 4,854	SMBC
Korea Midland Power Co., Ltd.	YaksuESS Co., Ltd.	Collateralized money invested	KRW 509	IBK
Korea Midland Power Co., Ltd.	Namjeongsusang Solar Power Operatin Co., Ltd.	Collateralized money invested	KRW 969	IBK
Korea Midland Power Co., Ltd.	YeongGwang Yaksu Wind Electric. Co., Ltd.	Collateralized money invested	KRW 442	IBK and others
Korea Midland Power Co., Ltd.	Green Energy Electricity Generation Co., Ltd.	Collateralized money invested	KRW 628	IBK
		Guarantees for supplemental funding and others (*1)	—	IBK and others
Korea South-East Power Co., Ltd.	Hyundai Energy Co., Ltd.	Collateralized money invested (*4)	—	Korea Development Bank and others
		Guarantees for supplemental funding and others (*1,5)	KRW 78,600	Korea Development Bank and others
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW 16,318	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW 21,357	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	Expressway Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding (*1,6)	KRW 2,500	Woori Bank

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

47.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of June 30, 2019 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
Korea South-East Power Co., Ltd.	S-Power Co., Ltd.	Collateralized money invested	KRW 116,351	Korea Development Bank and others
Korea South-East Power Co., Ltd.	Goseong Green Energy Co., Ltd.	Collateralized money invested	KRW 2,410	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Gangneung Eco Power Co., Ltd.	Collateralized money invested	KRW 2,464	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	PND solar., Ltd.	Collateralized money invested	KRW 1,320	IBK and others
Korea South-East Power Co., Ltd.	Hyundai Eco Energy Co., Ltd.	Collateralized money invested	KRW 3,438	Samsung Life Insurance and others
Korea South-East Power Co., Ltd.	Jaeun Resident Wind Power Plant Co., Ltd.	Collateralized money invested	KRW 2,494	IBK
Korea South-East Power Co., Ltd.	Cheongsong Myeonbongsan Wind Power Plant Co., Ltd.	Collateralized money invested	KRW 2,736	Kyobo Life Insurance Co., Ltd. and others
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.	Collateralized money invested	KRW 9,677	KEB Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW 14,247	Shinhan Bank and others
KEPCO Plant Service & Engineering Co., Ltd.	Incheon New Power Co., Ltd.	Collateralized money invested	KRW 521	Shinhan Bank
		Guarantees for supplemental funding and others (*1)	—	Shinhan Bank

(*1)	The Group guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.
(*2)	The common stocks of Dongducheon Dream Power Co., Ltd. held by the Group were pledged as collateral.
(*3)

This includes a guarantee for the shareholder’s capital payment in connection with the business of 190MW gas complex thermal power plant in Jamaica. EWP Barbados 1 SRL’s capital contribution amount is USD 16,560 thousand and the total amount of guarantees is USD 5,340 thousand which consists of USD 1,840 thousand of EWP Barbados 1 SRL’s contribution obligation and USD 3,500 thousand of South Jamaica Energy Holding Limited’s portion (50%) of contribution obligation.

(*4)	The Group recognized impairment loss on all of the equity securities of Hyundai Energy Co., Ltd. in prior years, and the acquisition cost of the securities provided as collateral is ~~W~~47,067 million.
(*5)

Pursuant to the guarantee agreement, the Group recognized other provisions of ~~W~~40,898 million as the possibility of economic outflow to fulfill the obligation was probable and the amount could be reasonably estimated.

(*6)

The Group has granted the right to Hana Financial Investment Co., Ltd., as an agent for the creditors to Expressway Solar-light Power Generation Co., Ltd. (“ESPG”), to the effect that in the event of acceleration of ESPG’s payment obligations under certain borrowings to such creditors, Hana Financial may demand the Group to dispose of shares in ESPG held by the Group and apply the resulting proceeds to repayment of ESPG’s obligations.

(*7)

The Group has the obligation to purchase the stocks should preferred stockholders elect to sell their stocks on the expected sell date (3 years from preferred stock payment date) and is required to guarantee the promised yield when preferred stockholders sell their stocks. In relation to this guarantee, the Group has recognized ~~W~~2,155 million of derivative liabilities as of June 30, 2019.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

47.	Related Parties, Continued

(8)	As of June 30, 2019, there is no financial guarantee contract provided by related parties.

(9)	Derivatives transactions with related parties as of June 30, 2019 are as follows:

(i) Currency Swap

In millions of won and thousands of foreign currencies
Counterparty	Contract year		Contract Amount			Contract interest rate per annum			Contract exchange rate (in won)
			Pay	Receive		Pay	Receive
Korea Development Bank	2019~2024	~~W~~	177,600	USD	150,000	1.24%	2.50%	~~W~~	1184.00
	2016~2019		105,260	USD	100,000	2.48%	2.38%		1052.60
	2015~2025		111,190	USD	100,000	2.62%	3.25%		1111.90
	2017~2027		111,610	USD	100,000	2.31%	3.13%		1116.10
	2018~2028		108,600	HKD	800,000	2.69%	3.35%		135.75
	2018~2023		170,280	USD	150,000	2.15%	3.75%		1135.20
	2017~2020		114,580	USD	100,000	1.75%	2.38%		1145.80
	2016~2021		121,000	USD	100,000	2.15%	2.50%		1210.00
	2019~2022		112,650	USD	100,000	1.80%	3.38%		1126.50
	2018~2023		320,880	USD	300,000	2.03%	3.75%		1069.60
	2018~2021		212,960	USD	200,000	2.10%	3.00%		1064.80
	2017~2022		113,300	USD	100,000	1.94%	2.63%		1133.00
	2018~2023		169,335	USD	150,000	2.26%	3.88%		1128.90

(ii) Currency forward

In millions of won and thousands of foreign currencies
Counterparty	Contract date	Maturity date		Contract amounts				Contract exchange rate (in won)
				Pay	Receive
Korea Development Bank	2017.12.27	2021.07.12	~~W~~	104,849	USD	100,000	~~W~~	1,048.49
	2019.06.27	2019.07.23		6,359	USD	5,500		1,156.20

(10)	Salaries and other compensations to the key members of management of the Group for the six-month periods ended June 30, 2019 and 2018 are as follows:

In millions of won		June 30, 2019		June 30, 2018
Type		Three-month period ended	Six-month period ended	Three-month period ended	Six-month period ended
Salaries	~~W~~	639	855	579	697
Employee benefits		2	4	9	18

	~~W~~	641	859	588	715

48.	Non-Cash Transactions

Significant non-cash investing and financing transactions for the six-month periods ended June 30, 2019 and 2018 are as follows:

In millions of won
Transactions		June 30, 2019	June 30, 2018
Transfer from construction-in-progress to other assets	~~W~~	3,903,246	3,476,094
Recognition of asset retirement cost and related provision for decommissioning costs		140,718	180,055
Transfer from provision for disposal of spent nuclear fuel to accrued expenses		151,832	248,811
Recognition of litigation provisions as addition to property, plant and equipment		—	185,530
Transfer of right-of-use assets due to change in accounting policy		4,633,091	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

49.	Commitments for Expenditure

(1)	The commitments for acquisition of property, plant and equipment as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won		June 30, 2019		December 31, 2018
Contracts		Amounts	Balance	Amounts	Balance
Purchase of cable (PVC,1C,2000SQ) 153,000M and others (Shin-Bupyung-Youngseo)	~~W~~	56,183	31,675	56,183	37,309
Purchase of cable (PVC, 1C, 2500SQ) 103,374M and others (Bukdangjin-Shintangjung)		45,086	32,573	44,315	31,801
Purchase of GIS (362KV 6300A 63KA) 23CB – YoungseoS/S		34,500	34,500	34,500	34,500
Purchase of GIS (362kV,6300A,63kA) 26CB – Hwasung S/S		40,010	22,271	29,143	18,194
Purchase of GIS (362KV 6300A 63KA) 27CB – KwangyangS/S		37,744	10,542	37,694	10,491
Purchase of Concrete Poles (10M, 350KGF) 121,900 and 6 others		—	—	133,387	13,343
Purchase of cable (TR CNCE-W/AL,1C,400SQ) 3,504,000M		66,240	135	66,240	38,998
Purchase of cable (FR CNCO-W,1C,325SQ) 1,400,000		59,716	39,566	57,475	48,598
Purchase of switch (Eco) 9,360 units		40,631	24,031	40,631	34,797
Construction of Shin-Kori units (#3,4)		7,424,996	—	7,363,514	3,211
Construction of Shin-Kori units (#5,6)		8,625,387	5,353,509	8,625,387	5,930,099
Construction of Shin-Hanwool units (#1,2)		7,982,342	136,665	7,982,342	355,704
Other 30 contracts		376,797	229,403	269,681	161,243
Service of designing Seoul Combined units (#1,2)		30,778	5,527	29,996	4,744
Purchase of main machine for construction of Seoul Combined units (#1,2)		365,164	20,097	365,164	51,165
Construction of Seoul Combined units (#1,2)		291,807	3,757	285,890	27,125
Purchase of smoke eliminating machine for construction of Shin-Boryeong units (#1,2)		174,147	6,619	172,609	13,986
Service of designing Shin-Boryeong units (#1,2)		120,668	888	120,199	1,076
Purchase of main machine for construction of Shin-Boryeong units (#1,2)		866,065	4,981	866,065	4,981
Purchase of furnace for construction of Shin-Seocheon thermal power plant		305,209	56,898	305,209	74,631
Purchase of turbine generator for construction of Shin-Seocheon thermal power plant		104,402	25,488	104,402	57,968
Electricity construction of Shin-Seocheon thermal power plant		230,534	132,161	217,848	174,122
Purchase of main machine for Jeju LNG combined		166,287	6,249	166,287	11,272
Purchase of coal handling machine for construction of Taean (#9,10) and IGCC units (conditional contract for installation)		205,764	282	205,764	282
Purchase of furnace for construction of Taean units (#9,10)		556,206	18,040	556,504	18,502
Service of designing Taean units (#9,10)		112,483	13,476	112,344	13,338
Purchase of turbine generator for construction of Taean units (#9,10)		214,208	10,856	214,462	10,422
Purchase of oxygen plant for construction of Taean IGCC units		97,345	1,560	96,068	1,552
Service of designing Taean IGCC plant units		46,001	3,161	46,001	3,161
Purchase of furnace for construction of Samcheok units (#1,2)		1,092,287	11,710	1,092,287	12,215
Purchase of coal handling machine for construction of Samcheok units (#1,2)		311,220	48,611	307,925	48,736
Purchase of turbine main equipment for Samcheok units (#1,2)		212,188	125	212,188	348
Purchase of main equipment for Namjeju		146,594	91,812	146,594	134,949

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

49.	Commitments for Expenditure, Continued

(2)	As of June 30, 2019, details of contracts for inventory purchase commitment are as follows:

The Group imports all of its uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) which are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Group entered into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Type	Periods	Contracted quantity
Concentrate	2019 ~ 2030	40,330 Ton U3O8
Transformed	2019 ~ 2030	19,504 Ton U
Enrichment	2019 ~ 2030	20,733 Ton SWU
Molded (Light)	2019 ~ 2020	756 Ton U
Molded (Medium))	2019 ~ 2020	401 Ton U
Molded (Initial core)	2019 ~ 2022	415 Ton U

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

50.	Contingencies and Commitments

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of June 30, 2019 and December 31, 2018 are as follows:

In millions of won	June 30, 2019			December 31, 2018
	Number of cases		Claim amount	Number of cases		Claim amount
As the defendant	598	~~W~~	605,683	570	~~W~~	673,882
As the plaintiff	206		747,823	174		793,491

As of June 30, 2019, among the litigations mentioned above, there are ongoing litigations of KHNP, a subsidiary of KEPCO, against KEPCO Engineering & Construction Company, Inc., a subsidiary of KEPCO, as a co-defendant (one case amounting to ~~W~~65,927 million).

A group of plaintiffs (consisting of 2,167 individuals) filed a lawsuit against NSSC regarding NSSC’s approval on May 18, 2015 of extending the operation of Wolsong unit 1 nuclear power plant. The appeal was ongoing as of June 30, 2019. Also, Greenpeace and others filed an administrative litigation against NSSC requesting cancelation of the construction permit of Shin-Kori unit 5 and 6 in September 12, 2016 and lost the lawsuit in Feburary 14, 2019. They appealed the case in March 18, 2019. The Group joined these litigations as a stakeholder with the permission of the Court.

As of June 30, 2019, in connection with Shin-Hanul unit 3 & 4, the Group has received communications from a vendor for costs incurred for the preliminary work of the main equipment and associated compensation due to the discontinuation of the construction. The Group does not believe that it has a present obligation for this vendor, and that it is probable that the Group will prevail if a lawsuit is filed against the Group. In addition, the Group cannot reliably estimate the potential outflow related to the obligation as of June 30, 2019.

The long-term service contract between Gyeonggi Green Energy Co., Ltd. (Gyeonggi Green Energy) and its fuel cell supplier expired during the year ended December 31, 2018. Based on the agreement with the creditors of Gyeonggi Green Energy, as Gyeonggi Green Energy was unable to renew the fuel cell supply contract by December 31, 2018, the creditors have the right to request immediate repayment of the related borrowings from Gyeonggi Green Energy or to take over the all shares held by KHNP. Depending on the result of this negotiation, the schedule of repayment of borrowings of Gyeonggi Green Energy Co., Ltd. may be adjusted accordingly. As of June 30, 2019, Gyeonggi Green Energy Co., Ltd. is in negotiations to renew the contract.

The Group is the defendant against a number of claims. The following are potentially significant ongoing claims pertaining to the Group.

①

In December 2013, the Supreme Court of Korea ruled that regular bonuses also fall under the category of ordinary wages on the condition that those bonuses are paid regularly and uniformly. Also, the Supreme Court ruled that employees are entitled to retroactively demand certain wages based on the new ordinary wages that include regular bonuses as additional wages. However, the request may be limited to the extent of the principle of good faith.

The Group believes that the possibility of economic outflow is probable on the ongoing and the expected lawsuit. For this reason, the Group recognized ~~W~~27,151 million of other provision in relation to the lawsuit as of June 30, 2019.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

50.	Contingencies and Commitments, Continued

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of June 30, 2019 and December 31, 2018 are as follows, continued:

Except these significant ongoing claims, there are 13 arbitration cases pertaining to the Group as of June 30, 2019 and the significant arbitration cases for the six-month period ended June 30, 2019 are as follows:

①

LS Cable & System, a construction company for undersea cable construction, filed an arbitration against the Group regarding disagreements in the test failure handling costs, but the Group has not recognized any provision because the probability of economic benefit outflow is remote and the related amount cannot be reliably estimated.

②

KEPCO and KEPCO KDN Co., Ltd., a subsidiary of KEPCO, have been accused of breach of contract in relation to ERP software, which is provided by SAP Korea Ltd. The litigation was filed in the International Chamber of Commerce International Court of Arbitration but the Group has not recognized any provision because the probability of economic benefit outflow is remote and the related amount cannot be reliably estimated.

③

In 2016, Hyundai E&C, GS Engineering & Construction Corp. and Hansol SeenTec Co., Ltd. filed an arbitration against the Group to the Korea Commercial Arbitration Board in relation to the request for additional construction costs. As described in Note 27.(2), the Group recognized the litigation provisions of ~~W~~204,787 million in relation to this arbitration case and made the payment according to the results of this arbitration during the year ended December 31, 2018.

④

In 2016, Halla Corporation filed on arbitration against the Group to the Korea Commercial Arbitration Board in relation to the request for additional construction costs and the Group filed on arbitration against Halla Corporation to the Korea Commercial Arbitration Board in relation to the request for a penalty payment for the delayed construction work. The Group has recognized ~~W~~19,754 million of provision for the best estimate of the expenditure required to fulfill its obligations in relation to this arbitration as of June 30, 2019.

⑤

In connection with the electric power IT modernization project in Kerala, India, Enzen, a subcontractor, filed an arbitration against the Group to the Indian Council of Arbitration due to disagreements in the contract, but the Group has not recognized any losses because the amount and timing of economic benefit outflow cannot be reasonably estimated.

(2)	Guarantees of payments and commitments provided to other companies as of June 30, 2019 are as follows:

①

In order to secure its status as a shareholder of Navanakorn Electric Co., Ltd., the Group has signed a fund supplement contract. According to the contract, in case Navanakorn Electric Co., Ltd. does not have sufficient funds for its operation or repayment of borrowings, the Group bears a payment obligation in proportion to its ownership.

②

The Group has outstanding borrowings with a limit of USD 275,600 thousand from its creditors such as International Finance Corporation. Regarding the borrowing contract, the Group has guaranteed capital contribution of USD 69,808 thousand and additional contribution up to USD 19,000 thousand for contingencies, if any. Moreover, for one of the electricity purchasers, Central Power Purchasing Agency Guarantee Ltd., the Group has provided payment guarantee up to USD 2,777 thousand, in case of construction delay or insufficient contract volume after commencement of the construction.

③

The Group has provided PT. Perusahaan Listrik Negara performance guarantee up to USD 2,293 thousand and Mizuho bank and others investment guarantee up to USD 43,500 thousand in proportion to its ownership in the electricity purchase contract with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia.

④

The Group has provided MUFG Bank, Ltd. (MUFG) (formerly, the Bank of Tokyo Mitsubishi UFJ. Ltd. (BTMU)) borrowing guarantee up to USD 41,258 thousand proportion to its ownership in the equity bridge loan guarantee with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

50.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of June 30, 2019 and December 31, 2018 are as follows, continued:

⑤

The Group has provided the Export-Import Bank of Korea, BNP Paribas and ING Bank guarantee of mutual investment of USD 2,192 thousand, which is equivalent to the ownership interest of PT BS Energy and PT Nusantara Hydro Alam, in order to guarantee the expenses related to hydroelectric power business of Tanggamus, Indonesia.

⑥

The Group has provided the Export-Import Bank of Korea and SMBC guarantee of mutual investment of USD 401 thousand, which is equivalent to the ownership interest of PT Mega Power Mandiri, in order to guarantee the expenses related to hydroelectric power business of PT Wampu Electric Power, an associate of the Group.

⑦

The Group is obligated to complete the responsibility as a construction company for the construction of the waste oil refining for power generation business of Next energy Co.,Ltd (contract amount : ~~W~~14,700 million). Also, the Group has made performance guarantee agreement with Next energy Co.,Ltd for 20 years after the completion of the construction, which obliges the Group to provide supplemental funding if the amount of power generated or the operation time of the power plant does not reach the agreed level.

(3)	Credit lines provided by financial institutions as of June 30, 2019 are as follows:

In millions of won and thousands of foreign currencies

Commitments	Financial institutions	Currency	Limited amount
Commitments on bank-overdraft	Nonghyup Bank and others	KRW	1,825,000
Commitments on bank-daylight overdraft	Nonghyup Bank	KRW	280,000
Limit amount available for CP	KEB Hana Bank and others	KRW	1,050,000
Limit amount available for card	KEB Hana Bank and others	KRW	55,154
	Banco de Oro	PHP	5,000
Loan limit	Kookmin Bank and others	KRW	1,153,900
	DBS Bank and others	USD	1,922,700
Certification of payment on payables from foreign country	Nonghyup Bank	USD	4,680
Certification of payment on L/C	Shinhan Bank	USD	7,749
	Shinhan Bank and others		880,163
Certification of performance guarantee on contract	KEB Hana Bank and others	EUR	5,558
	KEB Hana Bank and others	INR	268,353
	Korea Development Bank and others	JPY	637,322
	Seoul Guarantee Insurance and others	KRW	208,466
	First Abu Dhabi Bank and others	USD	840,086
	KEB Hana Bank	SAR	6,508
	Bank of Kathmandu and others	NPR	36,304
	KEB Hana Bank	CAD	464
Certification of bidding	KEB Hana Bank and others	USD	110,000
	Shinhan Bank	ZAR	55,730
Advance payment bond, Warranty bond, Retention bond and others	Export-Import Bank of Korea and others	USD	4,306,464
Others	Shinhan Bank	JPY	381,210
	Nonghyup Bank and others	KRW	317,836
	Export-Import Bank of Korea and others	USD	1,190,844
Inclusive credit	Shinhan Bank	INR	70,028
	KEB Hana Bank	KRW	258,000
	KEB Hana Bank and others	USD	31,183
Trade finance	BNP Paribas and others	USD	800,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

50.	Contingencies and Commitments, Continued

(4)	As of June 30, 2019, blank check and assets provided as collaterals or pledges to financial institutions by the Group are follows:

In millions of won and thousands of foreign currencies

Guarantor	Guarantee	Type of guarantee	Currency	Amount	Description
Mira Power Limited	International Finance Corporation and others	Property, plant and equipment and others	USD	275,600	Collateral for borrowings (*1)
Tamra Offshore Wind Power Co., Ltd	Nonghyup Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	132,000	Collateral for borrowings (*1)
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Cash and cash equivalents	KRW	327,080	Collateral for borrowings (*2)
Commerce and Industry Energy Co., Ltd.	IBK and others	Land, buildings, structures and machinery and others	KRW	110,500	Collateral for borrowings (*2)
KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Cash and cash equivalents	KRW	396,120	Collateral for borrowings (*2)
Gyeongju Wind Power Co., Ltd.	Samsung Fire & Marine Insurance Co., Ltd. and Others	Property, plant and equipment and others	KRW	110,240	Collateral for borrowings (*2)
Korea Offshore Wind Power Co., Ltd	Woori Bank and Others	Utility plant and others	KRW	293,400	Collateral for borrowings
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance lease receivable and property, plant and equipment and others	JOD	236,570	Collateral for borrowings (*1)
KST Electric Power Company	The Export – Import Bank of Korea and others	Finance lease receivable and property, plant and equipment and others	USD	337,000	Collateral for borrowings (*1)

(*1)	This is based on the amount of loan commitment limit.
(*2)	As of June 30, 2019, the Group has established guarantees for pledge for transfer of rights of long-term borrowings, pledge for insurance claims, pledge for shares, etc.

The Group has ~~W~~1,197 million of project loans from Korea Energy Agency as of June 30, 2019. The Group has provided a blank check as repayment guarantee.

(5)

The Group temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ~~W~~78,762 million as of June 30, 2019, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ~~W~~18 million and depreciation on the utility plant of ~~W~~3,272 million are recorded in other expenses for the six-month period ended June 30, 2019. Regarding the improvement of water quality, the results of damages compensation for the local residents cannot be reasonably estimated, and the Group is in negotiations with Gangneung City and related stakeholders to restart the Gangneung hydroelectric generating plant as of June 30, 2019.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

50.	Contingencies and Commitments, Continued

(6)

Due to the Korean government’s announcement of suspension of operation in the Gaeseong Industrial District, it is uncertain if the Group can exercise the property rights for the Group’s facility in the Gaeseong Industrial District as of June 30, 2019. The book value of facility is ~~W~~17,228 million and the amount of trade receivables related to the companies residing in Gaeseong industrial complex is ~~W~~2,911 million. The ultimate outcome of this event cannot be reasonably estimated.

(7)

In connection with the electric power IT modernization project in Kerala, India, negotiations are underway due to disagreements in the contract regarding the existence and the scope of a warranty obligation. However, the Group has not recognized any losses because the amount and timing of economic benefit outflow cannot be reasonably estimated.

51.	Subsequent Events

(1)	Decision of project-promoting fund contribution

On August 8, 2019, board of directors of the Company decided to contribute ~~W~~60,000 million in funds for the establishment and initial operation, including promotion of the project and campus design, of KEPCO Tech University (tentative name).

(2)	Issue of corporate bonds

Subsequent to June 30, 2019, Korea Hydro & Nuclear Power Co., Ltd., Korea Western Power Co., Ltd. and Korea Southern Power Co., Ltd. issued foreign bond, corporate bonds and non-guaranteed corporate bonds for funding debt repayment, operations, and foreign purchases as follows:

In millions of won and thousands of foreign currencies

Company	Type	Issue date	Maturity	Interest rate	Amount
Korea Hydro & Nuclear Power Co., Ltd.	Foreign bond	2019.07.19	2024.07.19	0.00%	CHF 200,000
	Foreign bond	2019.07.19	2027.07.19	0.05%	CHF 100,000
Korea Western Power Co., Ltd.	Corporate bond	2019.07.22	2022.07.22	2.37%	USD 300,000
Korea Southern Power Co., Ltd.	#47 non-guaranteed corporate bond	2019.07.09	2020.07.09	1.51%	KRW 100,000
	#48 non-guaranteed corporate bond	2019.07.24	2022.07.24	6.00%	KRW 350
	#49-1 non-guaranteed corporate bond	2019.08.13	2039.08.13	1.33%	KRW 150,000
	#49-2 non-guaranteed corporate bond	2019.08.13	2049.08.13	1.29%	KRW 50,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

52.	Adjusted Operating Profit (loss)

The operating profit (loss) in the Group’s consolidated statements of comprehensive income (loss) prepared in accordance with KIFRS included in this report differs from that in its consolidated statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of the Group’s results from operating activities as presented in the Group’s consolidated statements of comprehensive income (loss) prepared in accordance with KIFRS for each of the six-month periods ended June 30, 2019 and 2018 to the operating profit or loss as presented in the Group’s consolidated statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB for each of the corresponding years.

In millions of won		June 30, 2019		June 30, 2018
		Three-month period ended	Six-month period ended	Three-month period ended	Six-month period ended
Operating profit (loss) on the consolidated interim statements of comprehensive income (loss)	~~W~~	(298,659)	(928,539)	(687,118)	(814,731)
Add
Other income
Reversal of other provisions		—	2,186	895	1,477
Reversal of other allowance for bad debt		960	960	—	—
Gains on government grants		67	139	67	145
Gains on assets contributed		2,707	2,771	394	418
Gains on liabilities exempted		616	719	97	7,021
Compensation and reparations revenue		19,822	38,664	22,945	42,755
Revenue from research contracts		1,427	2,577	1,750	2,844
Rental income		47,069	94,051	49,675	93,339
Others		22,786	29,090	18,003	30,653
Other gains
Gains on disposal of property, plant and equipment		20,353	29,187	11,997	26,363
Gains on disposal of intangible assets		—	97	3	3
Gains on foreign currency translation		13,907	10,955	4,060	8,161
Gains on foreign currency transaction		10,866	17,166	9,701	23,206
Gains on insurance proceeds		—	13	—	—
Others		43,890	110,235	44,031	106,818
Deduct
Other expenses
Compensation and reparations expense		(77)	(77)	(19,258)	(19,288)
Accretion expenses of other provisions		(5,225)	(383)	(61)	(190)
Depreciation expenses on investment properties		(4,047)	(4,291)	(218)	(508)
Depreciation expenses on idle assets		(1,636)	(3,272)	(1,637)	(3,274)
Other bad debt expense		(4,849)	(5,696)	(8,957)	(11,453)
Donations		(15,578)	(27,563)	(13,671)	(18,958)
Others		(4,383)	(9,856)	(36,817)	(43,850)
Other losses
Losses on disposal of property, plant and equipment		(12,755)	(26,747)	(9,971)	(13,400)
Losses on disposal of intangible assets		—	—	(2)	(6)
Losses on impairment of property, plant and equipment		(27,406)	(29,685)	(701,317)	(701,317)
Losses on impairment of intangible assets		(61,696)	(61,696)	—	—
Losses on foreign currency translation		—	(51,468)	(12,005)	(15,353)
Losses on foreign currency transaction		(19,055)	(28,915)	(18,666)	(33,373)
Others		(26,496)	(37,818)	(13,159)	(32,375)

Adjusted operating profit (loss)	~~W~~	(297,392)	(877,196)	(1,359,239)	(1,364,873)